UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2016

On May 13, 2016, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2016. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated May 13, 2016, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2017. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data relating to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial results for the fiscal year ended March 31, 2016 are currently being audited, and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2017 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: May 13, 2016

Financial Results Release	May 13, 2016
For the Year Ended March 31, 2016	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”) / URL http://www.ntt.co.jp/ir/

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Yasutake Horinouchi, Head of IR, Finance and Accounting / TEL +81-3-6838-5481

Scheduled date of the ordinary general meeting of shareholders: June 24, 2016

Scheduled date of dividend payments: June 27, 2016

Scheduled filing date of securities report: June 30, 2016

Supplemental material on financial results: Yes

Presentation on financial results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)

Amounts are rounded to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss) Attributable to NTT
Year ended March 31, 2016	11,540,997	4.0%	1,348,149	24.3%	1,329,259	24.6%	737,738	42.4%
Year ended March 31, 2015	11,095,317	1.6%	1,084,566	(10.6%)	1,066,629	(17.6%)	518,066	(11.5%)

Note: Percentages above represent changes from the previous year.

	Basic Earnings (Loss) per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT		ROE (Ratio of Net Income Attributable to NTT)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2016	350.34	(yen)	—	(yen)	8.4%	6.4%	11.7%
Year ended March 31, 2015	236.85	(yen)	—	(yen)	6.0%	5.2%	9.8%

Notes:	1. Comprehensive income (loss) attributable to NTT:	For the year ended March 31, 2016:	422,153 million yen ((38.9%))
		For the year ended March 31, 2015:	691,332 million yen ((20.8%))
	2. Equity in earnings (losses) of affiliated companies:	For the year ended March 31, 2016:	5,772 million yen
		For the year ended March 31, 2015:	5,889 million yen

3.  NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Basic Earnings (Loss) per Share Attributable to NTT have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity (Net Assets)	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2016	21,035,931	11,240,082	8,833,806	42.0%	4,214.32 (yen)
March 31, 2015	20,702,427	11,049,810	8,681,860	41.9%	4,100.63 (yen)

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Shareholders’ Equity per Share have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2016	2,711,845	(1,759,778)	(707,575)	1,088,275
Year ended March 31, 2015	2,391,812	(1,868,579)	(678,008)	849,174

2.	Dividends

	Dividends per Share					Total Annual Dividends	Payout Ratio (Consolidated)	Ratio of Dividends to Shareholders’ Equity (Consolidated)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year-end	Total
Year ended March 31, 2015 (Prior to Stock Split)	—	90.00 (yen)	—	90.00 (yen)	180.00 (yen)	195,140 (millions of yen)	38.0%	2.3%
(Reference) Year ended March 31, 2015 (After Stock Split)	—	45.00 (yen)	—	45.00 (yen)	90.00 (yen)	195,140 (millions of yen)	38.0%	2.3%
Year ended March 31, 2016	—	50.00 (yen)	—	60.00 (yen)	110.00 (yen)	230,677 (millions of yen)	31.4%	2.6%
Year ending March 31, 2017 (Forecasts)	—	60.00 (yen)	—	60.00 (yen)	120.00 (yen)	—	33.1%	—

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015.

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2017 (April 1, 2016 – March 31, 2017)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year ending March 31, 2017	11,450,000	(0.8%)	1,430,000	6.1%	1,410,000	6.1%	750,000	1.7%	363.00	(yen)

Note: Percentages above represent changes from the previous year.

*Notes

(1)	Change in reporting entities (change in significant consolidated subsidiaries): Yes
Eliminations: One company (Verio Inc.)

(2)	Change of accounting policy

i.	Change due to revision of accounting standards and other regulations: None

ii.	Other change: Yes

(For further details, please see “(7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements” on page 31.)

(3)	Number of shares outstanding (common stock)

i.	Number of shares outstanding (including treasury stock) at end of year:

March 31, 2016: 2,096,394,470 shares

March 31, 2015: 2,273,394,470 shares

ii.	Number of shares of treasury stock at end of year:

March 31, 2016: 255,269 shares

March 31, 2015: 156,195,212 shares

iii.	Weighted average number of shares outstanding:

For the year ended March 31, 2016: 2,105,782,828 shares

For the year ended March 31, 2015: 2,187,360,018 shares

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for “Number of shares outstanding (common stock)” have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2016	[Japanese GAAP	]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)

Amounts are rounded off per 1 million yen.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2016	521,742	26.7%	384,076	40.2%	381,487	40.1%	666,679	19.8%
Year ended March 31, 2015	411,828	(4.4%)	273,969	(3.4%)	272,393	(1.8%)	556,578	99.3%

Note: Percentages above represent changes from the previous year.

	Earnings per Share		Diluted Earnings per Share
Year ended March 31, 2016	316.59	(yen)	—	(yen)
Year ended March 31, 2015	254.45	(yen)	—	(yen)

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Earnings per Share have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2016	7,052,062	4,717,924	66.9%	2,250.77	(yen)
March 31, 2015	7,027,374	4,345,475	61.8%	2,052.46	(yen)

(Reference) Shareholders’ equity:	For the year ended March 31, 2016:	4,717,924 million yen
	For the year ended March 31, 2015:	4,345,475 million yen

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Net Assets per Share have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2017 (April 1, 2016 – March 31, 2017)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2017	473,000	(9.3%)	339,000	(11.7%)	335,000	(12.2%)	336,000	(49.6%)	163.00	(yen)

Note: Percentages above represent changes from the previous year.

* The figures for the payout ratio (consolidated) and the earnings per share (consolidated/non-consolidated) for the fiscal year ending March 31, 2017 (forecasts) are based on the assumption that NTT will repurchase up to 68 million shares for up to 350.0 billion yen, as resolved at the board of directors’ meeting held on May 13, 2016, and retain these shares as treasury stock.

* Presentation on the status of audit process:

This financial results release is not subject to the audit process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this financial results release was issued, the audit process on financial statements as required by the Financial Instruments and Exchange Act was still ongoing.

* Explanation for financial results forecasts and other notes:

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 49.

As NTT evaluates its business performance on an annual basis, prospects on a semi-annual basis are not provided.

On Friday, May 13, 2016, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1.    BUSINESS RESULTS

(1) Analysis Concerning Business Results

Overview of Consolidated Business Results (April 1, 2015 – March 31, 2016)

	(Billions of yen)
	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Change	Percent Change
Operating revenues	11,095.3	11,541.0	445.7	4.0%
Operating expenses	10,010.8	10,192.8	182.1	1.8%
Operating income	1,084.6	1,348.1	263.6	24.3%
Income before income taxes	1,066.6	1,329.3	262.6	24.6%
Net income attributable to NTT	518.1	737.7	219.7	42.4%

(Note):	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

In the fiscal year ended March 31, 2016, a wide range of changes took place in the information and telecommunications market with the increased spread and market penetration of devices such as smart devices that utilize fixed-line and mobile broadband, and improved convenience in people’s everyday lives and productivity in various industries through the evolution of technologies such as cloud services, IoT, and Big Data. In addition, the role of information and telecommunications is becoming increasingly important, including strengthening security measures against increasingly sophisticated and complex cyberattacks, strengthening natural disaster countermeasures and managing safe and secure social systems. This change can be seen on a global scale.

In light of these circumstances, NTT Group formulated and announced its Medium-Term Management Strategy “Towards the Next Stage 2.0,” in May 2015, accelerated its self-transformation as a “Value Partner” and worked to place the entire NTT Group towards a profit growth track.

•	Status of Initiatives to Expand Global Business and Increase Overseas Profit Generation

We seek to establish and expand our global cloud service as a cornerstone of our business operations, and we strengthened our efforts to accelerate overseas profit generation through the following initiatives.

•	In order to further strengthen our ability to provide full-stack and full-life-cycle services, we pursued M&A and worked to expand our cloud computing platform through establishing data centers.

•

We promoted cross-selling through collaboration among group companies through our global network, cloud migration, and IT outsourcing projects and received orders from leading companies in various industries including manufacturing and finance.

•

We have been resolutely engaged in streamlining and optimizing our services and operations in our global cloud business while implementing thorough cost reduction measures by reducing procurement costs across group companies.

•	Status of Initiatives to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

We worked to enhance profitability by creating high value-added services as well as optimizing capital investments and reducing costs for our domestic network businesses.

•	Through our efforts with the “Hikari Collaboration Model” and “+d” to promote collaboration among various businesses, we worked to create high value-added services.

•	In addition to simplifying and streamlining networks, we worked to increase the efficiency of capital investment by increasing the usage of existing facilities and reducing procurement costs.

•	We worked to reduce costs by controlling marketing costs through the development of the “Hikari Collaboration Model” and by increasing business efficiency.

In addition, in order to support the above initiatives, we worked to increase the transparency of information regarding group management, further standardize the group’s accounting principles, and bolster cash management including overseas subsidiaries. Furthermore, project teams were formed to review various topics and initiatives aimed at cost reduction and generating profits.

•	Status of Initiative to Expand B2B2X Business

The Japanese government has been developing and implementing a variety of policies centered on the 2020 Tokyo Olympic and Paralympic Games and the Japanese government’s “Vitalization of Local Economies” initiative. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and, together with businesses in other fields and local governments, strengthen measures aimed at creating services that will become the standard of the next generation.

•

Based on its mission to help resolve the many issues that exist in various regions and help build communities through ICT, NTT Group concluded comprehensive partnership agreements with Fukuoka City and Sapporo City.

•	With the aim of achieving “visual service innovations” and an “evolution of user experience” toward 2020 and beyond, NTT and Panasonic Corporation have agreed to enter a business alliance.

•

In order to contribute to the “vitalization of local economies,” NTT entered into a business alliance with Hitachi, Ltd. to develop services utilizing ICT such as Big Data, and IoT aimed to assist in developing and maintaining a safe, secure, comfortable and efficient urban infrastructure.

(Note):	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games.

•	Status of Fundamental Research & Development

Pursuant to its Medium-Term Management Strategy “Towards the Next Stage 2.0,” we promoted various initiatives including cutting-edge research with a view towards the future. Furthermore, in order to commercialize the results of development, we developed business plans tailored to market trends based on our Comprehensive Production System and worked to promote development for practical use.

•	Core Technological Development to Place the Entire Group on a Profit Growth Track

•

In order to counter new and increasingly sophisticated cyberattacks, we pursued research and development in security orchestration technology using virtualization technologies to automatically detect attacks on a network, take appropriate countermeasures and automatically restore the network itself.

•	We pursued the development of edge computing technology which places servers on the periphery of the network and facilitates the real-time capability and reduced terminal loads required by IoT.

•

We developed “R-env:TM,” a cloud-responsive interaction control technology which easily allows the flexible combination of robots and other IoT devices with applications and facilitates the development of new services, pursuing open innovation activities such as hackathons.

•

With respect to AI, where there is a growing interest in recent years as a prime driver of social revolution, we promoted the development of “corevoTM,” which is a collective term for the technology that aims “to compensate for and draw out human being’s capabilities.”

•	Initiatives to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

•

To realize the “NetroSphere concept,” which makes it possible to create a variety of services by modularizing network functions and flexibly assembling these modules, we pursued joint research with various ICT vendors and providers and built a testing environment to conduct technological evaluation.

•

In order to reduce inspection costs and improve the safety of our iron covers of 680,000 manholes in Japan, we supported the introduction and commercialization of technology that utilizes images taken by digital cameras to estimate the levels of unevenness and degrees of deterioration.

•

To reduce cases where optical fiber cables cannot be used because of aesthetic issues, we have developed a “transparent optical fiber,” which is thin and transparent like a fishing line, to help blend in with various wall surfaces and prevent it from standing out.

•	Promoting the Creation of New Value through Collaboration

•

We collaborated with Panasonic Corporation with the aim of creating a service that allows intuitive operations where information is displayed simply by swiping a simple portable device, which is equipped with a transparent type display.

•	In collaboration with Toyota Motor Corporation and Preferred Networks, Inc., we demonstrated the “crashless car” concept using edge computing and deep learning technology.

•

We contributed to the development of the “Study Panel for Inter-Industry Human Resources Development on Cyber Security” which has more than 40 companies as members primarily from the key areas of the infrastructure industry, by defining the type of personnel needed in the industry and identifying discussion points.

•	We began a joint research project with Mitsubishi Heavy Industries, Ltd. relating to cyber security technology for Application in Critical Infrastructure Control Systems.

•	Research and Development in Technologies that Enable Highly Immersive New Experiences

•

We successfully provided real-time broadcasting on a specifically identified individual through simulated 3D that utilizes “Kirari!” technology, which provides ultra-high-presence “as if you were there” experiences.

•

We developed the “Visual Explorer” technology that enables users to download relevant information by simply swiping their smartphone and tested it at Haneda Airport. We allowed visitors to the “NTT R&D Forum 2016” to experience the “Visual Explorer” and the “Real-time Crowded Map” application, which offers a visual image of the state of congestion in public facilities.

•

We developed composition and display technology that can be applied in sports training by providing highly realistic views using a head-mounted display. This technology virtually recreates difficult-to-capture images such as the view from an athlete’s eyes during a game.

•	Promoting Cutting-edge Research

•	We were recognized as number one worldwide in recognition precision in an international technological evaluation of mobile voice recognition technology in noisy public areas such as an urban district.

•

Aiming to realize AI that interprets mental indicators and physical actions that humans are not aware of as data to offer “comfortable circumstances for humans,” we developed technology that reads subliminal mental fluctuations in humans from eye movement.

•	In order to deliver a simple and highly efficient quantum cryptography system, we developed technology that makes it unnecessary to install an error rate monitor between the sender and receiver.

•	Status of Initiatives to Promote Corporate Social Responsibility (CSR)

In order to contribute to society and to promote growth of its business, we have been revising our “NTT Group CSR Charter” and “NTT Group Priority Activities.” Furthermore, in order to contribute to the sustainable development of society, NTT Group companies undertook a range of activities and engaged in proactive information disclosure.

•	Enrich Social Communication

•

In order to provide an ICT environment and services that anyone can use easily, we began providing a text entry application, “Move & Flick,” with the aim of promoting the use of smartphones by individuals with visual disabilities. The application allows smartphones to be used without being mindful of the starting position for text entry.

•	Protect the Global Environment

•

Through the “Total Power Revolution (TPR) movement,” which is aimed at promoting the reduction of electrical power consumption, etc., we worked to reduce the CO2 emissions generated by our own business activities. Furthermore, by expanding the service area of cycle sharing utilizing ICT and building solar power generation system, we worked to reduce the environmental impact of society as a whole.

•	Ensure Reliable Communications

•

In order to secure high levels of stability and reliability as key infrastructure, we implemented group-wide disaster drills and entered into agreements, such as ones with the Japan Post Group and the Petroleum Association of Japan, to enable cooperation when natural disasters occur and information sharing in normal circumstances. Furthermore, in order to counter increasingly diverse and large-scale cyberattacks, while conducting exercises, we developed more sophisticated security policies through countermeasures against targeted attacks and vulnerable areas, and promoted various initiatives in human resources development using various educational methods.

•	Unite the Energies of Team NTT

•

We worked to create awareness among employees on sexual minorities such as LGBT persons and persons with disabilities, promoting the creation of a work environment that ensures a broad range of personnel can demonstrate their talents, and holding diversity workshops.

In light of the foregoing and other similar endeavors, NTT Group was selected as one of the Asia-Pacific Region index companies of the Dow Jones Sustainability Index (DJSI), a global index for socially responsible investing, for the second consecutive year.

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2016 were 11,541.0 billion yen (an increase of 4.0% from the previous fiscal year) and consolidated operating expenses were 10,192.8 billion yen (an increase of 1.8% from the previous fiscal year). As a result, consolidated operating income was 1,348.1 billion yen (an increase of 24.3% from the previous fiscal year), consolidated income before income taxes was 1,329.3 billion yen (an increase of 24.6% from the previous fiscal year), and consolidated net income attributable to NTT was 737.7 billion yen (an increase of 42.4% from the previous fiscal year).

The forecast for the fiscal year ending March 31, 2017 is as follows: operating revenues of 11,450.0 billion yen (a decrease of 0.8% year-over-year), operating income of 1,430.0 billion yen (an increase of 6.1% year-over-year), income before income taxes of 1,410.0 billion yen (an increase of 6.1% year-over-year), and net income attributable to NTT of 750.0 billion yen (an increase of 1.7% year-over-year).

The business results for each business segment for the consolidated fiscal year ended March 31, 2016 are as follows.

■Regional Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2015 – March 31, 2016)

	(Billions of yen)
	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Change	Percent Change
Operating revenues	3,505.5	3,407.9	(97.7)	(2.8%)
Operating expenses	3,336.7	3,142.9	(193.8)	(5.8%)
Operating income	168.9	265.0	96.1	56.9%

Number of Subscriptions

	(Thousands of subscriptions)
	As of March 31, 2015	As of March 31, 2016	Change	Percent Change
FLET’S Hikari (including Hikari Collaboration Model)(1)	18,716	19,259	543	2.9%
NTT East	10,403	10,666	264	2.5%
NTT West	8,313	8,593	280	3.4%
Hikari Collaboration Model	270	4,691	4,421	1,634.6%
NTT East	190	3,077	2,886	1,517.2%
NTT West	80	1,615	1,534	1,913.1%
Hikari Denwa	17,108	17,374	267	1.6%
NTT East	9,032	9,123	91	1.0%
NTT West	8,076	8,252	176	2.2%

Notes:

1.	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.
2.	The figures for Hikari Denwa indicate the number of channels (in thousands). Number of “Hikari Denwa” subscribers includes wholesale services provided to service providers by NTT East and NTT West.

In the Regional Communications Business Segment, we worked to develop our B2B2X business through the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access infrastructure services to various service providers.

•	Details of Main Initiatives

•

With regard to the “Hikari Collaboration Model,” the number of service providers providing wholesale service was around 350 companies at the end of the fiscal year ended March 31, 2016, as we promoted collaborative projects with not only mobile network operators and ISPs but also business operators in diverse industries including the energy industry, real estate industry, and security industry. In the cable television industry, new use cases were born, including the adoption of the “Hikari Collaboration Model” in the conversion of all service areas to fiber optics. As a result of these initiatives, the number of fiber-optic access service subscriptions using this model was 4.69 million.

•

With the development of the “Hikari Collaboration Model,” we achieved a large-scale reduction in marketing costs. Furthermore, by simplifying and streamlining networks and further increasing the usage of existing facilities, we worked to make capital investment more efficient.

•

As companies and local governments are proactively promoting the use of Wi-Fi as a powerful information service tool, in various regions, we implemented an initiative to improve convenience for the increasing number of visitors to Japan by expanding the coverage area of Wi-Fi. The number of Wi-Fi area owners reached 393, marking a large increase from the previous fiscal year.

•	Number of Subscriptions for Major Services

•	FLET’S Hikari: 19.26 million subscriptions (an increase of 0.54 million subscriptions from the previous fiscal year)

•	(Included in the above) “Hikari Collaboration Model”: 4.69 million subscriptions (an increase of 4.42 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 17.37 million channels (an increase of 0.27 million channels from the previous fiscal year)

•	FLET’S TV: 1.43 million subscriptions (an increase of 0.09 million subscriptions from the previous fiscal year)

(Note):	The figures for “FLET’S Hikari,” “Hikari Denwa” and “FLET’S TV” include the number of subscriptions for wholesale services provided to service providers through the use of the “Hikari Collaboration Model” provided by NTT East and NTT West.

As a result of the above, consolidated operating revenues in the Regional Communications Business Segment for the fiscal year ended March 31, 2016 were 3,407.9 billion yen (a decrease of 2.8% from the previous fiscal year). On the other hand, consolidated operating expenses were 3,142.9 billion yen (a decrease of 5.8% from the previous fiscal year). As a result, consolidated operating income was 265.0 billion yen (an increase of 56.9% from the previous fiscal year).

■Long Distance and International Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2015 – March 31, 2016)

	(Billions of yen)
	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Change	Percent Change
Operating revenues	1,998.6	2,250.9	252.3	12.6%
Operating expenses	1,885.1	2,154.2	269.2	14.3%
Operating income	113.6	96.7	(16.9)	(14.9%)

In the Long Distance and International Communications Business Segment, in addition to expanding our cloud computing platforms and enhancing our provision of seamless ICT solutions combining network and security, etc., we worked to enhance our service provision in growth areas such as cloud services and IT outsourcing.

•	Details of Main Initiatives

•

In order to strengthen our ability to meet the demand for cloud services and data centers in various global regions, we began providing services at new data centers, that achieve high reliability through redundancy of electric power facilities and telecommunications equipment as well as enhanced security, in Sacramento in North America, Vienna in Europe, and Hong Kong, Mumbai, and Bangkok in Asia. Furthermore, we acquired one of the largest data center providers in Indonesia, PT. Cyber CSF (headquartered in Jakarta). As a result of efforts to proactively expand cloud computing platforms, NTT Group’s data centers were ranked as top class in the world in terms of both total floor area and potential server installation floor area according to a report by U.S. TeleGeography (published in October 2015).

•	Toward our goal of business expansion in growth fields such as cloud services and IT outsourcing, we strengthened our operational structure by securing personnel in various regions.

•	Number of Subscriptions for Major Services

•	Number of customers for Cloud services: 8,300 customers (an increase of 1,000 customers from the previous fiscal year)

•	Hikari TV: 3.05 million subscriptions (an increase of 0.04 million subscriptions from the previous fiscal year)

As a result of the above, consolidated operating revenues in the Long Distance and International Communications Business Segment for the fiscal year ended March 31, 2016 were 2,250.9 billion yen (an increase of 12.6% from the previous fiscal year). On the other hand, consolidated operating expenses were 2,154.2 billion yen (an increase of 14.3% from the previous fiscal year). As a result, consolidated operating income was 96.7 billion yen (a decrease of 14.9% from the previous fiscal year).

■Mobile Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2015 – March 31, 2016)

	(Billions of yen)
	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Change	Percent Change
Operating revenues	4,383.4	4,527.1	143.7	3.3%
Operating expenses	3,747.6	3,738.8	(8.9)	(0.2%)
Operating income	635.8	788.4	152.6	24.0%

Number of Subscriptions

	(Thousands of subscriptions)
	As of March 31, 2015	As of March 31, 2016	Change	Percent Change
Mobile phone services	66,595	70,964	4,368	6.6%
New billing plan	17,827	29,704	11,877	66.6%
LTE (“Xi” services)	30,744	38,679	7,934	25.8%
FOMA services	35,851	32,285	(3,566)	(9.9%)

Notes:

1.	Number of subscriptions to mobile phone services, LTE (“Xi”) and “FOMA” services includes communication module service subscriptions.
2.	Effective March 3, 2008, the use of the “2-in-1” service, in principle, requires a “FOMA” subscription; the number of mobile phone service subscriptions and the number of “FOMA” service subscriptions include such “FOMA” subscriptions.

In the Mobile Communications Business Segment, we have worked toward the promotion of sales of the new billing plan, “Kake-hodai & Pake-aeru,” and “docomo Hikari,” promoting collaboration with various businesses partners and providing new value-added services to enhance profitability in the smart life area.

•	Details of Main Initiatives

•

In addition to promoting the sales of its “Kake-hodai & Pake-aeru”, as a new billing plan tailored to suit a customer’s stage of life that offers more affordable rates to long-term users, we newly launched the “Kake-hodai Light Plan” in September 2015, and the “Share pack 5” in March 2016. As a result, the number of subscriptions to “Kake-hodai & Pake-aeru,” reached 29.70 million.

•

By utilizing the “Hikari Collaboration Model” from the Regional Communications Business Segment, we promoted the sales of the “docomo Hikari Pack,” which bundles fiber-optic access infrastructure services, internet access service, and mobile service. As a result, the number of subscriptions to “docomo Hikari” reached 1.57 million.

•

In order to strengthen profitability in the Smart Life area, in addition to content services, finance and settlement services, we pursued the “+d” initiative, which was aimed at creating new added value through collaboration with various business partners. Specifically, in addition to commencing testing of a revolutionary rice-planting management system in Niigata City, we began offering “d POINTs,” our new loyalty point program that can be used at convenience stores and fast food restaurants, etc.

As a result of the above, consolidated operating revenues in the Mobile Communications Business Segment for the fiscal year ended March 31, 2016 were 4,527.1 billion yen (an increase of 3.3% from the previous fiscal year). On the other hand, consolidated operating expenses were 3,738.8 billion yen (a decrease of 0.2% from the previous fiscal year). As a result, consolidated operating income was 788.4 billion yen (an increase of 24.0% from the previous fiscal year).

■Data Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2015 – March 31, 2016)

	(Billions of yen)
	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Change	Percent Change
Operating revenues	1,511.0	1,616.8	105.8	7.0%
Operating expenses	1,424.7	1,504.1	79.4	5.6%
Operating income	86.4	112.7	26.4	30.5%

In the Data Communications Business Segment, we responded to the acceleration of our customers’ expansion in the global market and the diversification and increased sophistication of their needs by working to expand our business in the global market and to expand and reliably provide a range of IT services, such as system integration, that are responsive to the changes in the market.

•	Details of Main Initiatives

•

To strengthen consulting services to the global financial services industry, we acquired Carlisle & Gallagher Consulting Group, Inc. (headquartered in the U.S.), a leading US provider of financial IT consulting and system deployment. To increase our presence through the acquisition of a North America-focused operating base and to enhance cloud services and BPO services using cutting-edge technology, we reached an agreement with Dell Inc. to acquire the Dell Services Division, a leading provider of digital solutions services tailored to the healthcare industry.

•

We participated in the development of a digital archive management of rare collections including the Spanish Royal Family library, which is managed by Patrimonio Nacional, a state institution responsible for preserving the assets of the Spanish Crown.

•

We started providing IoT platforms that collect and distribute the information of various “things” including electronic devices such as sensors and plants, and we promoted the development of IoT services for monitoring services for supply and waste water utility operators.

As a result of the above, consolidated operating revenues in the Data Communications Business Segment for the fiscal year ended March 31, 2016 were 1,616.8 billion yen (an increase of 7.0% from the previous fiscal year). On the other hand, consolidated operating expenses were 1,504.1 billion yen (an increase of 5.6% from the previous fiscal year). As a result, consolidated operating income was 112.7 billion yen (an increase of 30.5% from the previous fiscal year).

■Other Business Segment

Overview of Business Results by Business Segment (April 1, 2015 – March 31, 2016)

	(Billions of yen)
	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Change	Percent Change
Operating revenues	1,272.2	1,294.5	22.2	1.7%
Operating expenses	1,204.8	1,220.4	15.7	1.3%
Operating income	67.5	74.0	6.6	9.7%

In the Other Business Segment, we mainly provided services related to the real estate business, finance business, construction and electric power business, and system development business.

•	Details of Main Initiatives

•	Real Estate Business

We pursued our real estate leasing operations centered on office buildings and commercial facilities and our condominium operations principally through the “Wellith” brand. Furthermore, we utilized our know-how developed in these operations to pursue global and real estate fund businesses.

•	Finance Business

We provided financial services such as leasing, installation payment, and other finance areas concentrating on information-related equipment, billing and collection services for telecommunication service bills, and credit card transaction settlement services.

•	Construction and Electric Power Business

By combining and utilizing our technology in “ICT, energy, and construction” to the fullest extent, we designed and built large-scale solar power generation systems and data centers.

•	System Development Business

To provide optimized, high-quality ICT services to our customers, we worked to develop network operation systems and application services.

As a result of the above, consolidated operating revenues in the Other Business Segment for the fiscal year ended March 31, 2016 were 1,294.5 billion yen (an increase of 1.7% from the previous fiscal year). On the other hand, consolidated operating expenses were 1,220.4 billion yen (an increase of 1.3% from the previous fiscal year). As a result, consolidated operating income was 74.0 billion yen (an increase of 9.7% from the previous fiscal year).

(2) Analysis of Financial Position

Net cash provided by operating activities for the fiscal year ended March 31, 2016 increased by 320.0 billion yen (13.4%) from the previous fiscal year to 2,711.8 billion yen. This increase was due to, among other factors, an increase in operating income.

Net cash used in investing activities decreased by 108.8 billion yen (5.8%) from the previous fiscal year to 1,759.8 billion yen. This decrease was due to, among other factors, a decrease in capital investments and other such investments partially offset by an increase in payments for the purchases of non-current investments.

Net cash used in financing activities increased by 29.6 billion yen (4.4%) from the previous fiscal year to 707.6 billion yen. This increase was due to, among other factors, a decrease in proceeds from borrowings partially offset by a decrease in stock repurchases.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of March 31, 2016 totaled 1,088.3 billion yen, an increase of 239.1 billion yen (28.2%) from the end of the previous fiscal year.

	(Billions of yen)
	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Change	Percent Change
Cash flows provided by operating activities	2,391.8	2,711.8	320.0	13.4%
Cash flows used in investing activities	(1,868.6)	(1,759.8)	108.8	5.8%
Cash flows used in financing activities	(678.0)	(707.6)	(29.6)	(4.4%)
Cash and cash equivalents at the end of year	849.2	1,088.3	239.1	28.2%

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term and Next Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

NTT is planning to distribute dividends of 110 yen per share for the current annual period, comprising a 60-yen end-of-term dividend and a 50-yen interim dividend. For the next annual period, dividends are planned to be 120 yen for the full year.

While maintaining a good financial standing and as part of a capital policy to improve capital efficiency, NTT intends to use internal funds for investments in new business opportunities.

2. STATUS OF THE NTT CORPORATE GROUP

NTT Group consists of NTT (Holding Company), its 907 subsidiaries and 122 affiliated companies (as of March 31, 2016). The principal businesses of NTT Group are its regional communications business, long-distance and international communications business, mobile communications business, and data communications business.

The principal elements of NTT Group’s businesses and the main consolidated subsidiaries in each business are as follows.

Among NTT’s main consolidated subsidiaries, NTT DOCOMO, INC. (NTT DOCOMO), NTT DATA CORPORATION (NTT DATA), NTT URBAN DEVELOPMENT CORPORATION (NTTUD) and XNET Corporation are listed on the First Section of the Tokyo Stock Exchange, NJK Corporation is listed on the Second Section of the Tokyo Stock Exchange and NTT DATA INTRAMART CORPORATION is listed on the Tokyo Stock Exchange Mothers.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-MINAMIKANTO CORPORATION, NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT EAST SERVICE CORPORATION, NTT BUSINESS SOLUTIONS CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT FIELDTECHNO CORPORATION, NTT DIRECTORY SERVICES Co., NTT Printing Corporation, TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT EAST PROPERTIES, INC., NTT SOLMARE CORPORATION, NTT WEST ASSET PLANNING CORPORATION, TelWel West Nippon Corporation, and 33 other companies.

(2) Long-distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services, solution services and related services thereof.

The consolidated subsidiaries in the long-distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Dimension Data Holdings plc (Dimension Data), NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., NTT Communications Deutschland AG, NTT Com Security AG, Virtela Technology Services Incorporated, RagingWire Data Centers, Inc., RW Holdco Inc., RW Midco Inc., Arkadin International SAS, GYRON INTERNET LIMITED, NETMAGIC SOLUTIONS PRIVATE LIMITED, NETMAGIC IT SERVICES PRIVATE LIMITED, Lux e-shelter 1 S.a.r.l., Lux e-shelter 3 S.a.r.l., e-shelter Services Holding GmbH, e-shelter Properties Holding S.a.r.l., Spectrum Holdings Inc., Dimension Data Commerce Centre Limited, Dimension Data (U.S.) II, Inc., Dimension Data (U.S.) Inc., Dimension Data North America, Inc., Dimension Data International Limited, Dimension Data Holdings Nederland B.V., Dimension Data Australia Pty Limited, Dimension Data Cloud Solutions Australia Pty Ltd, Solutionary, Inc., NTT Innovation Institute, Inc., and 350 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services and related services.

The consolidated subsidiaries in the mobile communications business are NTT DOCOMO, DOCOMO CS, Inc., DOCOMO Support, Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Guam Holdings, Inc., DOCOMO PACIFIC, INC.(*1), DOCOMO PACIFIC(SAIPAN), INC., D2C Inc., mmbi, Inc.(*2), OAK LAWN MARKETING, INC., Tower Records Japan Inc., NTT DOCOMO Ventures, Inc., ABC Cooking Studio Co.,Ltd, DOCOMO ANIME STORE, INC., docomo Healthcare, Inc., DOCOMO Digital GmbH(*3), Buongiorno S.p.A., net mobile AG, DOCOMO Innovations, Inc.(*4), DCM Reinsurance Company, Inc. and 104 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA, NTT DATA i CORPORATION, NTT DATA KANSAI CORPORATION, XNET Corporation, Japan Information Processing Service Co., Ltd., NTT DATA INTRAMART CORPORATION, JSOL CORPORATION, NJK Corporation, NTT DATA CUSTOMER SERVICE CORPORATION, NTT Data International L.L.C., NTT DATA EUROPE GmbH & CO. KG, itelligence AG, NTT DATA Deutschland GmbH, NTT DATA, Inc., NTT DATA EMEA LTD., NTT DATA Enterprise Services Holding, Inc., NTT DATA ASIA PACIFIC PTE. LTD., EVERIS PARTICIPACIONES, S.L.U., NTT DATA (CHINA) INVESTMENT Co., LTD, Carlisle & Gallagher Consulting Group, Inc.(*5) and 238 other companies.

(5) Other Business

The principal elements in this business are the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

Other consolidated subsidiaries of NTT are NTTUD, UD EUROPE LIMITED, Downtown Properties Owner, LLC, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., NTT Broadband Platform, Inc., and 74 other companies.

*1:	MCV Guam Holding Corp. merged into DOCOMO PACIFIC, INC. on December 31, 2015.
*2:	mmbi, Inc. will merge into NTT DOCOMO on July 1, 2016.
*3:	DOCOMO Deutschland GmbH changed its name to DOCOMO Digital GmbH on October 15, 2015.
*4:	DOCOMO Capital, Inc. merged with DOCOMO Innovations, Inc. and changed its name to DOCOMO Innovations, Inc. on October 1, 2015.
*5:	Carlisle & Gallagher Consulting Group, Inc. changed its name to NTT DATA Consulting, Inc. on April 14, 2016.

A group organizational chart appears on the following page.

ORGANIZATIONAL CHART OF THE NTT GROUP

Customer
NTT GROUP
< Regional Communications Business >
NTT East
NTT West
<Regional Communications Support Group>
· Regional Communications Related Businesses
NTT EAST-MINAMIKANTO CORPORATION
NTT-ME CORPORATION
NTT INFRASTRUCTURE NETWORK CORPORATION
NTT EAST SERVICE CORPORATION
NTT BUSINESS SOLUTIONS CORPORATION
NTT NEOMEIT CORPORATION
NTT MARKETING ACT CORPORATION
NTT FIELDTECHNO CORPORATION
· Others
NTT DIRECTORY SERVICES Co.
NTT Printing Corporation
TelWel East Japan Corporation
NTT Solco Corporation
NTT CARD SOLUTION CORP.
NTT EAST PROPERTIES, INC.
NTT SOLMARE CORPORATION
NTT WEST ASSET PLANNING CORPORATION
TelWel West Nippon Corporation
and others
< Long-distance and International Communications Business >
NTT Communications
Dimension Data
<Long-distance and International Communications Support Group>
· Internet and International Communications Related Businesses
NTT PC Communications Incorporated
NTT Plala Inc.
NTT Resonant Inc.
NTT America, Inc.
NTT EUROPE LTD.
NTT AUSTRALIA PTY. LTD.
NTT Communications Deutschland AG
NTT Com Security AG
Virtela Technology Services Incorporated
RagingWire Data Centers, Inc.
RW Holdco Inc.
RW Midco Inc.
Arkadin International SAS
GYRON INTERNET LIMITED
NETMAGIC SOLUTIONS PRIVATE LIMITED
NETMAGIC IT SERVICES PRIVATE LIMITED
Lux e-shelter 1 S.a.r.l.
Lux e-shelter 3 S.a.r.l.
e-shelter Services Holding GmbH
e-shelter Properties Holding S.a.r.l.
Spectrum Holdings Inc.
Dimension Data Commerce Centre Limited
Dimension Data (U.S.) II, Inc.
Dimension Data (U.S.) Inc.
Dimension Data North America, Inc.
Dimension Data International Limited
Dimension Data Holdings Nederland B.V.
Dimention Data Australia Pty Limited
Dimention Data Cloud Solutions Australia Pty Ltd
Solutionary, Inc.
NTT Innovation Institute, Inc.
and others
< Mobile Communications Business >
NTT DOCOMO
<Mobile Communications Support Group>
· Mobile Communications Related Businesses
DOCOMO CS, Inc.
DOCOMO Support, Inc.
DOCOMO Systems, Inc.
DOCOMO Technology, Inc.
DOCOMO Guam Holdings, Inc.
DOCOMO PACIFIC, INC.
DOCOMO PACIFIC(SAIPAN), INC.
· Others
D2C Inc.
mmbi,Inc.
OAK LAWN MARKETING, INC.
Tower Records Japan Inc.
NTT DOCOMO Ventures, Inc.
ABC Cooking Studio Co.,Ltd
DOCOMO ANIME STORE, INC.
docomo Healthcare, Inc.
DOCOMO Digital GmbH
Buongiorno S.p.A.
net mobile AG
DOCOMO Capital, Inc.
DCM Reinsurance Company, Inc.
and others
< Data Communications Business >
NTT DATA
<Data Communications Support Group>
· System Integration Related Businesses
NTT DATA i CORPORATION
NTT DATA KANSAI CORPORATION
XNET Corporation
Japan Information Processing Service Co.,Ltd.
NTT DATA INTRAMART CORPORATION
JSOL CORPORATION
NJK Corporation
NTT DATA CUSTOMER SERVICE CORPORATION
NTT Data International L.L.C.
NTT DATA EUROPE GmbH & CO. KG
itelligence AG
NTT DATA Deutschland GmbH
NTT DATA, Inc.
NTT DATA EMEA LTD.
NTT DATA Enterprise Services Holding Inc.
NTT DATA ASIA PACIFIC PTE. LTD.
EVERIS PARTICIPACIONES, S.L.U.
NTT DATA (CHINA) INVESTMENT Co., LTD
Carlisle & Gallagher Consulting Group, Inc.
and others
< Other Business >
· Real Estate Business
NTTUD
UD EUROPE LIMITED
Downtown Properties Owner, LLC
· Financing Business
NTT FINANCE CORPORATION
· Construction & Electricity Business
NTT FACILITIES, INC.
· System development Business
NTT COMWARE CORPORATION
· Advanced Technology Development Businesses
NTT ADVANCED TECHNOLOGY CORPORATION
NTT Electronics Corporation
NTT Software Corporation
· Others
NTT ADVERTISING, INC.
InfoCom Research, Inc.
NTT LEARNING SYSTEMS CORPORATION
NTT BUSINESS ASSOCIE Corporation
NTT LOGISCO Inc.
NTT Broadband Platform, Inc.
and others
NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy and Medium- and Long-Term Management Objectives

For over 100 years, NTT Group has been the mainstay behind the growth and development of Japanese telecommunications; this track record, the confidence that comes with it, and one of the world’s leading R&D capabilities serve as the foundation from which we will “continue to provide safe and secure services, and continue to always earn the trust of our customers and stakeholders.” In order to do so, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environment characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the diversifying and expanding ICT industry. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

In furtherance of this basic business operation policy, in May 2015, NTT Group formulated and announced its Medium-Term Management Strategy “Towards the Next Stage 2.0.” NTT Group has worked to place the entire NTT Group on a profit growth track accelerating its self-transformation as a “Value Partner” and has been executing new initiatives to further promote the B2B2X Model.

(2) Issues Facing the Corporate Group

In the information and telecommunications market, in addition to the further use of cloud services, IoT, and big data, the development of new technologies such as the evolution of AI is also expected. Furthermore, with the entrance of new players, market competition that surpasses existing business sector boundaries is expected to further intensify, and collaborative coordination and cooperation among businesses working to create new added value should also progress. From these changes, the required role of information and telecommunications should both expand and become more important.

•	Business Developments Pursuant to the Medium-Term Management Strategy

In line with its Medium-Term Management Strategy “Towards the Next Stage 2.0,” NTT Group will continue to work to reform its business structure.

•	Initiatives to Expand Global Business and Increase Overseas Profit Generation

To realize solid sales growth in our overseas business, we will work to further enhance our global business promotion system as well as our services and products. Furthermore, by expanding our global accounts and promoting up-selling and cross-selling, we will work to enhance our sales and marketing. Additionally, we will work to maximize cost efficiency and strengthen group governance and risk management.

•	Initiatives to Improve Efficiency and Enhanced Profitability of Domestic Network Business

In the highly competitive domestic fixed-line communications market and mobile communications market, we are making efforts toward profit generation through increased efficiency in capital investment and cost reductions.

Specifically, in relation to the increased efficiency in capital investment, we will work to make networks simplified and streamlined, to utilize the results of research and development including software control technology, to further increase the usage efficiency of existing facilities, and to unify specifications of procured goods and narrow down model types in order to cut procurement costs. Additionally, we will work to make our IT systems more efficient through the use of the latest technology, including virtualization as well as shared platforms.

With regard to cost reductions, we will continue to reduce marketing costs through the development of the “Hikari Collaboration Model” and to strengthen our efforts. We will boost the competitiveness of our products and services and improve our user service through cost reductions, while simultaneously working to establish simple, efficient business operations based on our transition to the B2B2X model and other initiatives.

•	Initiatives to Expand B2B2X Business

We are currently supporting the communications services field as a Gold Partner (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games promoted through a public-private partnership, and we will see “Vitalization of Local Economies” as a great opportunity to utilize our collective strength and organically use our national-scale fixed-line and mobile broadband networks, as well as our technology, know-how, and assets in the information systems field. In particular, through collaborations with businesses in other fields and local governments, we will promote the transition to the B2B2X model and work to create high value-added services. Through the above efforts, we aim to create services that will be inherited as the standard of the next generation and connect to sustained growth in our domestic business.

In addition to continuing and strengthening initiatives pursuant to its Medium-Term Management Strategy “Towards the Next Stage 2.0,” we reviewed the financial targets of our medium-term management strategies to reflect the impact of adopting the straight-line method, effective beginning the fiscal year ending March 31, 2017, as the method for depreciating property, plant and equipment, which previously, as a general rule, had been depreciated by the declining balance method.

Through these efforts, while focusing mainly on profit growth, by continuing to increase our capital efficiency through stock repurchases, we aim to grow our EPS (Earnings Per Share) to 400 yen or more by the fiscal year ending March 31, 2018.

Review of financial targets of Medium-Term Management Strategy “Towards the Next Stage 2.0”

Category	Financial Target for the fiscal year ending March 31 2018

EPS growth (Net Income per share)	At least ¥ 350 → At least ¥ 400

Overseas Sales/Overseas Operating Income	$22.0 billion/ $1.5 billion

Streamlining Capital Investment (Domestic Network Business) [compared against the fiscal year ended March 31 2015]	At least ¥ 200.0 billion decrease

Cost Reductions (fixed-line/mobile access-related) [compared against the fiscal year ended March 31 2015]	At least ¥ 600.0 billion decrease → At least ¥ 800.0 billion decrease

Notes:

1.	Overseas operating income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets.
2.	Streamlining capital investment (domestic network business) excludes NTT Communications’ data centers and certain other assets.
3.	Cost reductions (fixed-line/mobile access-related) excludes the impact of the change of depreciation method for property, plant and equipment.
4.	The financial targets for overseas sales, overseas operating income and streamlining capital investment (domestic network business) have not been revised.

•	Promotion of Fundamental Research & Development

We will develop the core technologies required for the achievement of our Medium-Term Management Strategy, including cloud, security, AI, and IoT, and in order to contribute to the acceleration of profit creation, we will also develop technology to create common parts for network equipment and reduce the time required for network building, maintenance, and operations, contributing to cost reductions. Simultaneously, through the promotion of collaboration with other companies toward the creation of new value, we will consistently transform output of research and development into new businesses and proactively expand both in Japan and abroad.

•	Promotion of Corporate Social Responsibility (CSR)

In order to help resolve the many social issues that exist both in and outside Japan, we will continue to make a collective effort to promote CSR in accordance with the guidelines set out in the “NTT Group CSR Charter,” and will also work to increase management transparency by further enhancing the content of, for example, our Annual Report and Sustainability Report, and by promoting information disclosure.

With respect to environmental issues, which are a global concern, we will contribute to reducing the environmental burden on society as a whole through the utilization of ICT services and the services and technology provided by NTT Group, and work to reduce the environmental burden across all of our business activities. At the same time, we will promote initiatives, such as those for environmental protection, that engage the cooperation of all stakeholders, such as NTT Group employees, business partners and local communities.

Furthermore, to secure high levels of stability and reliability in our communications services, we will work to provide even safer and more secure services through the implementation of disaster drills based on our collaborative framework with external agencies. In addition, in order to counter increasingly diverse and large-scale cyber-attacks, we are promoting the introduction of research and development results as well as strengthening training efforts to produce cybersecurity experts that possess more advanced skills.

Additionally, we respect and utilize personnel with diverse values and individuality, creating a work environment that ensures a broad range of personnel can demonstrate their talents, irrespective of gender, age, race, nationality, disability status, sexual orientation, or gender identity.

4. BASIC APPROACH TO THE SELECTION OF ACCOUNTING STANDARDS

NTT Group is considering adopting International Financial Reporting Standards (“IFRS”) beginning with the three months ending June 30, 2018 in order to, among other things, improve the international comparability of its financial information in the capital markets and increase the efficiency of its financial reporting.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2015	March 31, 2016	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥849,174	¥1,088,275	¥239,101
Short-term investments	36,342	33,076	(3,266)
Notes and accounts receivable, trade	2,663,012	2,733,116	70,104
Allowance for doubtful accounts	(43,230)	(45,236)	(2,006)
Accounts receivable, other	408,051	473,192	65,141
Inventories	390,523	414,581	24,058
Prepaid expenses and other current assets	434,023	469,529	35,506
Deferred income taxes	219,333	260,446	41,113

Total current assets	4,957,228	5,426,979	469,751

Property, plant and equipment:
Telecommunications equipment	12,592,070	11,586,812	(1,005,258)
Telecommunications service lines	15,647,879	15,870,097	222,218
Buildings and structures	6,107,299	6,069,437	(37,862)
Machinery, vessels and tools	1,995,879	1,996,898	1,019
Land	1,299,072	1,273,209	(25,863)
Construction in progress	404,698	382,196	(22,502)

	38,046,897	37,178,649	(868,248)
Accumulated depreciation	(28,245,427)	(27,626,728)	618,699

Net property, plant and equipment	9,801,470	9,551,921	(249,549)

Investments and other assets:
Investments in affiliated companies	542,247	515,716	(26,531)
Marketable securities and other investments	515,580	474,247	(41,333)
Goodwill	1,186,161	1,229,208	43,047
Software	1,247,956	1,212,482	(35,474)
Other intangible assets	413,552	391,977	(21,575)
Other assets	1,448,296	1,486,840	38,544
Deferred income taxes	589,937	746,561	156,624

Total investments and other assets	5,943,729	6,057,031	113,302

Total assets	¥20,702,427	¥21,035,931	¥333,504

	Millions of yen
	March 31, 2015	March 31, 2016	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥330,423	¥129,656	¥(200,767)
Current portion of long-term debt	370,279	476,777	106,498
Accounts payable, trade	1,579,572	1,572,797	(6,775)
Current portion of obligations under capital leases	20,604	14,711	(5,893)
Accrued payroll	429,440	430,248	808
Accrued taxes on income	124,861	249,356	124,495
Accrued consumption tax	148,168	83,481	(64,687)
Advances received	243,263	290,132	46,869
Other	475,078	493,970	18,892

Total current liabilities	3,721,688	3,741,128	19,440

Long-term liabilities:
Long-term debt (excluding current portion)	3,688,825	3,546,203	(142,622)
Obligations under capital leases (excluding current portion)	34,382	27,630	(6,752)
Liability for employees’ retirement benefits	1,387,962	1,688,611	300,649
Accrued liabilities for point programs	108,099	89,003	(19,096)
Deferred income taxes	196,853	166,547	(30,306)
Other	486,536	491,630	5,094

Total long-term liabilities	5,902,657	6,009,624	106,967

Redeemable noncontrolling interests	28,272	45,097	16,825

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,846,723	2,879,560	32,837
Retained earnings	5,126,657	5,074,234	(52,423)
Accumulated other comprehensive income (loss)	268,232	(57,055)	(325,287)
Treasury stock, at cost	(497,702)	(883)	496,819

Total NTT shareholders’ equity	8,681,860	8,833,806	151,946

Noncontrolling interests	2,367,950	2,406,276	38,326

Total equity	11,049,810	11,240,082	190,272

Total liabilities and equity	¥20,702,427	¥21,035,931	¥333,504

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED MARCH 31

Consolidated Statements of Income

	Millions of yen
	2015	2016	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,441,383	¥1,329,963	¥(111,420)
Mobile voice related services	872,062	837,818	(34,244)
IP / packet communications services	3,672,157	3,757,846	85,689
Sale of telecommunications equipment	996,996	953,022	(43,974)
System integration	2,691,766	3,063,501	371,735
Other	1,420,953	1,598,847	177,894

	11,095,317	11,540,997	445,680

Operating expenses:
Cost of services (excluding items shown separately below)	2,434,870	2,458,057	23,187
Cost of equipment sold (excluding items shown separately below)	948,903	970,478	21,575
Cost of system integration (excluding items shown separately below)	1,900,319	2,197,506	297,187
Depreciation and amortization	1,827,998	1,766,325	(61,673)
Impairment losses	38,739	19,821	(18,918)
Selling, general and administrative expenses	2,856,458	2,767,761	(88,697)
Goodwill and other intangible asset impairments	3,464	12,900	9,436

	10,010,751	10,192,848	182,097

Operating income	1,084,566	1,348,149	263,583

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(44,016)	(41,670)	2,346
Interest income	18,398	17,708	(690)
Other, net	7,681	5,072	(2,609)

	(17,937)	(18,890)	(953)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,066,629	1,329,259	262,630

Income tax expense (benefit):
Current	364,845	457,674	92,829
Deferred	32,504	(102,849)	(135,353)

	397,349	354,825	(42,524)

Income before equity in earnings (losses) of affiliated companies	669,280	974,434	305,154

Equity in earnings (losses) of affiliated companies	5,889	5,772	(117)

Net income	675,169	980,206	305,037

Less – Net income attributable to noncontrolling interests	157,103	242,468	85,365

Net income attributable to NTT	¥518,066	¥737,738	¥219,672

Per share of common stock *:
Weighted average number of shares outstanding (Shares)	2,187,360,018	2,105,782,828
Net income attributable to NTT (Yen)	¥236.85	¥350.34

* “Per share of common stock” figures for the fiscal years ended March 31, 2015 and 2016 have been adjusted to reflect the two-for-one stock split.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2015	2016	Increase (Decrease)
Net income	¥675,169	¥980,206	¥305,037
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	76,308	(32,960)	(109,268)
Unrealized gain (loss) on derivative instruments	2,903	(4,079)	(6,982)
Foreign currency translation adjustments	129,863	(115,599)	(245,462)
Pension liability adjustments	16,370	(208,644)	(225,014)
Total other comprehensive income (loss)	225,444	(361,282)	(586,726)
Total comprehensive income (loss)	900,613	618,924	(281,689)
Less – Comprehensive income attributable to noncontrolling interests	209,281	196,771	(12,510)

Total comprehensive income (loss) attributable to NTT	¥691,332	¥422,153	¥(269,179)

(3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2015

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,827,010	¥4,808,361	¥94,966	¥(156,933)	¥8,511,354	¥2,413,452	¥10,924,806

Net income			518,066			518,066	156,013	674,079

Other comprehensive income (loss)				173,266		173,266	50,943	224,209

Cash dividends			(199,770)			(199,770)	(96,100)	(295,870)
Changes in NTT’s ownership interest in subsidiaries		17,421				17,421	(156,358)	(138,937)
Stock compensation transactions		2,292				2,292		2,292
Acquisition of treasury stock					(340,781)	(340,781)		(340,781)
Resale of treasury stock					12	12		12
At end of year	¥937,950	¥2,846,723	¥5,126,657	¥268,232	¥(497,702)	¥8,681,860	¥2,367,950	¥11,049,810

YEAR ENDED MARCH 31, 2016

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,846,723	¥5,126,657	¥268,232	¥(497,702)	¥8,681,860	¥2,367,950	¥11,049,810

Adjustments due to change in fiscal year end of consolidated subsidiaries			700	(9,702)		(9,002)	(595)	(9,597)

At beginning of year (as adjusted)	937,950	2,846,723	5,127,357	258,530	(497,702)	8,672,858	2,367,355	11,040,213

Net income			737,738			737,738	241,075	978,813

Other comprehensive income (loss)				(315,585)		(315,585)	(44,749)	(360,334)

Cash dividends			(200,182)			(200,182)	(105,568)	(305,750)

Changes in NTT’s ownership interest in subsidiaries		28,666				28,666	(51,837)	(23,171)
Stock compensation transactions		4,171				4,171		4,171
Acquisition of treasury stock					(93,886)	(93,886)		(93,886)
Resale of treasury stock		8			18	26		26
Cancellation of treasury stock		(8)	(590,679)		590,687	—		—
At end of year	¥937,950	¥2,879,560	¥5,074,234	¥(57,055)	¥(883)	¥8,833,806	¥2,406,276	¥11,240,082

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2015	2016	Increase (Decrease)

Cash flows from operating activities:
Net income	¥675,169	¥980,206	¥305,037
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,827,998	1,766,325	(61,673)
Impairment losses	38,739	19,821	(18,918)
Deferred taxes	32,504	(102,849)	(135,353)
Goodwill and other intangible asset impairments	3,464	12,900	9,436
Losses on disposals of property, plant and equipment	104,718	107,474	2,756
Gains on sales of property, plant and equipment	(34,191)	(20,364)	13,827
Equity in (earnings) losses of affiliated companies	(5,889)	(5,772)	117
(Increase) decrease in notes and accounts receivable, trade	(126,476)	(72,575)	53,901
(Increase) decrease in inventories	(12,044)	(47,569)	(35,525)
(Increase) decrease in other current assets	(86,809)	(63,107)	23,702
Increase (decrease) in accounts payable, trade and accrued payroll	(21,538)	(34,539)	(13,001)
Increase (decrease) in accrued consumption tax	99,661	(64,596)	(164,257)
Increase (decrease) in advances received	(32,481)	46,191	78,672
Increase (decrease) in accrued taxes on income	(133,894)	124,905	258,799
Increase (decrease) in other current liabilities	60,141	8,198	(51,943)
Increase (decrease) in liability for employees’ retirement benefits	38,753	49,360	10,607
Increase (decrease) in other long-term liabilities	2,588	(1,965)	(4,553)
Other	(38,601)	9,801	48,402

Net cash provided by operating activities	¥2,391,812	¥2,711,845	¥320,033

	Millions of yen
	2015	2016	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,444,917)	¥(1,265,622)	¥179,295
Payments for intangibles	(358,209)	(371,924)	(13,715)
Proceeds from sales of property, plant and equipment	54,424	83,521	29,097
Payments for purchases of non-current investments	(31,097)	(56,641)	(25,544)
Proceeds from sales and redemptions of non-current investments	27,478	57,173	29,695
Acquisitions of subsidiaries, net of cash acquired	(42,217)	(120,596)	(78,379)
Payments for purchases of short-term investments	(61,364)	(26,521)	34,843
Proceeds from redemptions of short-term investments	70,644	23,095	(47,549)
Other	(83,321)	(82,263)	1,058

Net cash used in investing activities	(1,868,579)	(1,759,778)	108,801

Cash flows from financing activities:
Proceeds from issuance of long-term debt	615,353	398,348	(217,005)
Payments for settlement of long-term debt	(496,729)	(449,025)	47,704
Proceeds from issuance of short-term debt	5,931,664	4,460,110	(1,471,554)
Payments for settlement of short-term debt	(5,889,243)	(4,659,686)	1,229,557
Dividends paid	(199,770)	(200,182)	(412)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(338,399)	(93,924)	244,475
Acquisitions of shares of subsidiaries from noncontrolling interests	(175,088)	(15,718)	159,370
Other	(125,796)	(147,498)	(21,702)

Net cash used in financing activities	(678,008)	(707,575)	(29,567)

Effect of exchange rate changes on cash and cash equivalents	19,486	(7,419)	(26,905)

Net increase (decrease) in cash and cash equivalents	(135,289)	237,073	372,362
Cash and cash equivalents at beginning of year	984,463	849,174	(135,289)

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries	—	2,028	2,028

Cash and cash equivalents at end of year	¥849,174	¥1,088,275	¥239,101

Cash paid during the year for:
Interest	¥44,795	¥41,626	¥(3,169)
Income taxes, net	543,354	342,431	(200,923)

Noncash investing and financing activities:
Capital lease obligations incurred during the year	20,987	11,099	(9,888)
Cancellation of treasury stock	—	590,687	590,687
Assets acquired through exchange of buildings	¥18,719	¥—	¥(18,719)

(5) Going Concern Assumption

None

(6) Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), etc.).

Principal Accounting Policies, etc.

Marketable Securities

ASC320, “Investments – Debt and Equity Securities” applies.

Inventories

Inventories are stated at the lower of cost or market. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings, for which the straight-line method is used.

Goodwill, Software and Other Intangible Assets

ASC350, “Intangibles – Goodwill and Other” applies.

Liability for Employees’ Retirement Benefits

ASC715, “Compensation – Retirement Benefits” applies.

Derivative Financial Instruments

ASC815, “Derivatives and Hedging” applies.

Income Taxes

Income taxes are computed based on income before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforwards are recognized as deferred tax assets or liabilities.

(7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

Change of accounting policy

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and NTT’s fiscal year end in NTT’s consolidated financial statements. The elimination of this discrepancy was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

Change in accounting estimate

Effective July 1, 2014, NTT Group revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life of up to 7 years. This change in estimate has been accounted for prospectively.

The financial impact from this change in accounting estimate on the fiscal year ended March 31, 2015 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is ¥51,307 million, ¥21,754 million, and ¥19.89, respectively.

(8) Business Segments

1. Operating revenues

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Regional communications business
External customers	¥3,032,292	¥2,908,249	¥(124,043)
Intersegment	473,227	499,604	26,377

Total	3,505,519	3,407,853	(97,666)

Long-distance and international communications business
External customers	1,906,784	2,161,391	254,607
Intersegment	91,857	89,532	(2,325)

Total	1,998,641	2,250,923	252,282

Mobile communications business
External customers	4,340,317	4,483,666	143,349
Intersegment	43,080	43,459	379

Total	4,383,397	4,527,125	143,728

Data communications business
External customers	1,401,348	1,512,842	111,494
Intersegment	109,671	103,994	(5,677)

Total	1,511,019	1,616,836	105,817

Other
External customers	414,576	474,849	60,273
Intersegment	857,664	819,617	(38,047)

Total	1,272,240	1,294,466	22,226

Elimination	(1,575,499)	(1,556,206)	19,293

Consolidated total	¥11,095,317	¥11,540,997	¥445,680

2. Segment profit

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Segment profit
Regional communications business	¥168,860	¥264,957	¥96,097
Long-distance and international communications business	113,568	96,688	(16,880)
Mobile communications business	635,751	788,362	152,611
Data communications business	86,361	112,739	26,378
Other	67,481	74,042	6,561

Total segment profit	1,072,021	1,336,788	264,767
Elimination	12,545	11,361	(1,184)

Consolidated total	¥1,084,566	¥1,348,149	¥263,583

3. Segment assets

	(Millions of yen)
	March 31, 2015	March 31, 2016	Increase (Decrease)
Segment assets
Regional communications business	¥7,041,285	¥6,995,750	¥(45,535)
Long-distance and international communications business	2,609,666	2,762,138	152,472
Mobile communications business	7,326,360	7,341,102	14,742
Data communications business	1,930,349	1,981,578	51,229
Other	10,589,357	10,932,317	342,960

Total segment assets	29,497,017	30,012,885	515,868
Elimination	(8,794,590)	(8,976,954)	(182,364)

Consolidated total	¥20,702,427	¥21,035,931	¥333,504

4. Other significant items

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Depreciation and amortization
Regional communications business	¥734,518	¥699,686	¥(34,832)
Long-distance and international communications business	162,610	177,818	15,208
Mobile communications business	663,344	629,502	(33,842)
Data communications business	148,927	150,242	1,315
Other	113,814	104,701	(9,113)

Total segment	1,823,213	1,761,949	(61,264)
Elimination	4,785	4,376	(409)

Consolidated total	¥1,827,998	¥1,766,325	¥(61,673)

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Capital investments for segment assets (*)
Regional communications business	¥666,164	¥622,131	¥(44,033)
Long-distance and international communications business	198,112	227,564	29,452
Mobile communications business	661,765	595,216	(66,549)
Data communications business	140,900	134,030	(6,870)
Other	150,582	108,265	(42,317)

Consolidated total	¥1,817,523	¥1,687,206	¥(130,317)

(*)

The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Payments for property, plant and equipment	¥1,444,917	¥1,265,622	¥(179,295)
Payments for intangibles	358,209	371,924	13,715

Total	1,803,126	1,637,546	(165,580)
Difference from the total of capital investments	¥(14,397)	¥(49,660)	¥(35,263)

(9) Employees’ Retirement Benefits

Retirement Benefits and Contract-type Corporate Pension Plan

1. Benefit obligations

	(Millions of yen)
	March 31, 2015	March 31, 2016
Benefit obligation, end of year	¥(1,879,969)	¥(1,882,026)
Fair value of plan assets, end of year	1,122,736	1,041,561
Under funded status	¥(757,233)	¥(840,465)
The following table provides the amounts recognized in the consolidated balance sheets:
	(Millions of yen)
	March 31, 2015	March 31, 2016
Liability for employees’ retirement benefits	¥(869,635)	¥(925,239)
Other assets	112,402	84,774
Accumulated other comprehensive loss (income)	162,053	235,895

Net amount recognized	¥(595,180)	¥(604,570)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):
	(Millions of yen)
	March 31, 2015	March 31, 2016
Net actuarial loss	¥164,108	¥236,607
Transition obligation	453	404
Prior service cost	(2,508)	(1,116)

Total	¥162,053	¥235,895

2. Cost for employees’ retirement benefits
	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016
Service cost	¥65,160	¥63,669
Interest cost on projected benefit obligation	25,510	18,569
Expected return on plan assets	(22,027)	(21,624)
Net amortization	2,151	4,073

Total	¥70,794	¥64,687

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2015	Year ended March 31, 2016
Discount rate	Projected benefit obligation	1.0%	0.5%
	Net pension cost	1.4%	1.0%
Rate of compensation increase		2.4-4.0%	2.4-4.0%
Expected long-term return on plan assets		2.0%	2.0%

Defined Contribution Pension Plan

NTT and certain subsidiaries recorded ¥18,082 million and ¥19,513 million of retirement benefit expenses related to NTT Group’s defined contribution benefit plan in the fiscal years ended March 31, 2015 and 2016, respectively.

The NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)

1. Benefit obligations

	(Millions of yen)
	March 31, 2015	March 31, 2016
Benefit obligation, end of year	¥(1,683,431)	¥(1,910,252)
Fair value of plan assets, end of year	1,165,104	1,146,880
Under funded status	¥(518,327)	¥(763,372)
The following table provides the amounts recognized in the consolidated balance sheets:
	(Millions of yen)
	March 31, 2015	March 31, 2016
Liability for employees’ retirement benefits	¥(518,327)	¥(763,372)
Accumulated other comprehensive loss (income)	28,015	269,435

Net amount recognized	¥(490,312)	¥(493,937)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):
	(Millions of yen)
	March 31, 2015	March 31, 2016
Net actuarial loss	¥93,281	¥327,178
Prior service cost	(65,266)	(57,743)

Total	¥28,015	¥269,435

2. Cost for employees’ retirement benefits
	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016
Service cost	¥37,281	¥40,999
Interest cost on projected benefit obligation	21,278	16,602
Expected return on plan assets	(25,825)	(28,708)
Net amortization	(1,704)	(2,516)
Employee contributions	(3,753)	(3,270)

Total	¥27,277	¥23,107

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2015	Year ended March 31, 2016
Discount rate	Projected benefit obligation	1.0%	0.5%
	Net pension cost	1.4%	1.0%
Rate of compensation increase		3.4%	3.4%
Expected long-term return on plan assets		2.5%	2.5%

(10) Business Combinations

Acquisition of Lux e-shelter 1 S.a.r.l. (“e-shelter”)

On June 22, 2015, NTT Communications acquired 86.7% of the outstanding shares of e-shelter, a German data center services provider, for ¥98,096 million. This business combination has been accounted for by applying the acquisition method. The fair values of the assets acquired and liabilities assumed, as well as the resulting goodwill and redeemable noncontrolling interests recognized as of the acquisition date were ¥130,829 million, ¥91,427 million, ¥70,422 million and ¥11,728 million, respectively.

(11) Investment Property

1. Investment Property

NTT Group maintains investment properties including office buildings.

2. Fair Value of Investment Property

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016
Amount included in the consolidated balance sheets (1)
Balance at beginning of year	¥899,877	¥985,741
Increase (Decrease)	85,864	(9,912)
Balance at end of year	985,741	975,829
Fair value at end of year (2)	¥1,718,560	¥1,828,057

(1)	“Amount included in the consolidated balance sheets” represents the original acquisition cost reduced by the accumulated depreciation amount and the accumulated impairment loss.
(2)	“Fair value at end of year” is calculated primarily through real estate appraisal standards.

(12) Additional Information

The Change in Corporate Tax Rates

Following the enactment of the Act for the Partial Revision of the Income Tax Act and the Act for the Partial Revision of the Local Tax Act on March 29, 2016, the corporate tax rates have been changed for fiscal years that began on or after April 1, 2016. Due to the change in the enacted tax rates, the statutory tax rate to be used for the calculation of deferred tax assets and liabilities decreased and as a result, when compared with the statutory tax rate applied before this revision, deferred tax assets(net) decreased ¥32,665 million and net income attributable to NTT decreased ¥23,703 million.

Release of valuation allowance of deferred tax assets

NTT West and NTT DOCOMO Group changed their estimates of the realizability of deferred tax assets. As a result, the release of valuation allowance for the deferred tax assets in the amount of ¥76,385 million was recorded as an income tax benefit in “Income tax expense (benefit)-Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2016.

Acquisition of Dell Systems Corporation (“Dell Systems”) (among Other Companies) and IT Services-Related Business

On March 28, 2016, NTT DATA, through its subsidiary NTT Data International L.L.C., entered into a definitive agreement with Dell Inc. to acquire the Dell Services Division, a provider of cloud services, applications-related services and BPO services primarily based in North America. Pursuant to this agreement, NTT Data International L.L.C. plans to acquire 100% of the shares of three companies, including Dell Systems, as well as other IT service-related business from Dell Inc. for US$3,055 million during the fiscal year ending March 31, 2017.

(13) Subsequent Events

Resolution regarding NTT DOCOMO’s repurchase of its common stock

On April 28, 2016, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016.

Resolution regarding NTT’s repurchase of its common stock

On May 13, 2016, the board of directors of NTT resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017.

6. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2015	March 31, 2016
ASSETS
Current assets:
Cash and bank deposits	8,052	119
Accounts receivable, trade	1,503	1,573
Supplies	189	337
Advance payment	866	951
Deferred income taxes	957	850
Short-term loans receivable	296,784	243,864
Accounts receivable, other	93,480	121,777
Subsidiary deposits	4	177,796
Other	4,419	4,097

Total current assets	406,257	551,369

Fixed assets:
Property, plant and equipment
Buildings	105,758	98,022
Structures	4,378	3,875
Machinery, equipment and vehicles	380	495
Tools, furniture and fixtures	15,478	17,989
Land	31,350	27,698
Lease assets	373	11
Construction in progress	1,411	1,950

Total property, plant and equipment	159,131	150,044

Intangible fixed assets	25,840	16,609
Investments and other assets
Investment securities	12,769	12,665
Investments in subsidiaries and affiliated companies	5,093,735	5,083,451
Other securities of subsidiaries and affiliated companies	8,805	9,139
Contributions to affiliated companies	135	169
Long-term loans receivable to subsidiaries	1,303,142	1,211,416
Prepaid pension costs	1,959	2,027
Deferred income taxes	14,022	13,623
Other	1,575	1,546

Total investments and other assets	6,436,145	6,334,039

Total fixed assets	6,621,117	6,500,693

TOTAL ASSETS	7,027,374	7,052,062

	Millions of yen
	March 31, 2015	March 31, 2016
LIABILITIES
Current liabilities:
Accounts payable, trade	137	709
Current portion of corporate bonds	149,995	170,000
Current portion of long-term borrowings	55,180	106,600
Current portion of long-term borrowings from subsidiaries	240,000	—
Short-term borrowings	46,000	—
Lease obligations	43	14
Accounts payable, other	19,339	16,848
Accrued expenses	6,799	6,651
Accrued taxes on income	1,033	601
Advances received	824	846
Deposits received	641	306
Deposits received from subsidiaries	51,617	54,113
Unearned revenues	1	0
Other	0	2

Total current liabilities	571,612	356,693

Long-term liabilities:
Corporate bonds	856,341	686,391
Long-term borrowings	1,218,600	1,205,874
Long-term borrowings from subsidiaries	—	50,000
Lease obligations	711	12
Liability for employees’ retirement benefits	30,634	31,233
Asset retirement obligations	1,385	1,405
Other	2,613	2,528

Total long-term liabilities	2,110,286	1,977,445

TOTAL LIABILITIES	2,681,899	2,334,138

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus
Additional paid-in capital	2,672,826	2,672,826
Other capital surplus	0	—

Total capital surplus	2,672,826	2,672,826

Earned surplus
Legal reserve	135,333	135,333
Other earned surplus
Accumulated earned surplus	1,097,546	973,364

Total earned surplus	1,232,879	1,108,698

Treasury stock	(497,702)	(883)

Total shareholders’ equity	4,345,954	4,718,591

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(478)	(666)

Total unrealized gains (losses), translation adjustments, and others	(478)	(666)

TOTAL NET ASSETS	4,345,475	4,717,924

TOTAL LIABILITIES AND NET ASSETS	7,027,374	7,052,062

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2015	2016
Operating revenues:
Dividends received	276,812	388,733
Revenues from group management	18,500	18,500
Revenues from basic R&D	106,499	101,999
Other services	10,015	12,509

Total operating revenues	411,828	521,742

Operating expenses:
Administration	20,686	21,583
Experiments and research	81,485	84,841
Depreciation and amortization	31,947	26,437
Retirement of fixed assets	965	1,518
Miscellaneous taxes	2,774	3,285

Total operating expenses	137,859	137,666

Operating income	273,969	384,076

Non-operating revenues:
Interest income	18,419	15,218
Lease and rental income	10,627	10,530
Miscellaneous income	4,939	4,319

Total non-operating revenues	33,985	30,068

Non-operating expenses:
Interest expenses	14,015	12,707
Corporate bond interest expenses	14,005	12,110
Lease and rental expenses	5,102	4,708
Miscellaneous expenses	2,437	3,131

Total non-operating expenses	35,561	32,658

Recurring profit	272,393	381,487

Special profits:
Gains on sales of investments in subsidiaries and affiliated companies	299,280	299,520

Total special profits	299,280	299,520

Special losses:
Write-off of investments in subsidiaries and affiliated companies	2,257	10,389

Total special losses	2,257	10,389

Income before income taxes	569,416	670,618

Corporation, inhabitant and enterprise taxes	11,825	3,347
Deferred tax expenses (benefits)	1,012	590

Total income taxes	12,838	3,938

Net income	556,578	666,679

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS

(Based on accounting principles generally accepted in Japan)

YEAR ENDED MARCH 31, 2015

	Millions of yen
	NTT shareholders’ equity
		Capital surplus			Earned surplus
						Other earned surplus
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other reserve	Accumulated earned surplus	Total earned surplus
At beginning of year	937,950	2,672,826	—	2,672,826	135,333	531,000	207,372	873,705
Cumulative effect of changes in accounting policies							2,365	2,365
Current balance reflecting changes in accounting policies	937,950	2,672,826	—	2,672,826	135,333	531,000	209,737	876,071
Net change during the annual period
Cash dividends							(199,769)	(199,769)
Net income							556,578	556,578
Return of other reserve						(531,000)	531,000	—
Payments to acquire treasury stock
Resale of treasury stock			0	0
Others, net
Total net change during the annual period	—	—	0	0	—	(531,000)	887,808	356,808
At end of year	937,950	2,672,826	0	2,672,826	135,333	—	1,097,546	1,232,879

	Millions of yen
	NTT shareholders’ equity		Unrealized gains (losses), translation adjustments, and others		Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
At beginning of year	(156,932)	4,327,549	1,455	1,455	4,329,004
Cumulative effect of changes in accounting policies		2,365			2,365
Current balance reflecting changes in accounting policies	(156,932)	4,329,914	1,455	1,455	4,331,370
Net change during the annual period
Cash dividends		(199,769)			(199,769)
Net income		556,578			556,578
Return of other reserve		—			—
Payments to acquire treasury stock	(340,781)	(340,781)			(340,781)
Resale of treasury stock	12	12			12
Others, net			(1,934)	(1,934)	(1,934)
Total net change during the annual period	(340,769)	16,039	(1,934)	(1,934)	14,105
At end of year	(497,702)	4,345,954	(478)	(478)	4,345,475

YEAR ENDED MARCH 31, 2016

	Millions of yen
	NTT shareholders’ equity
		Capital surplus			Earned surplus
						Other earned surplus
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other reserve	Accumulated earned surplus	Total earned surplus
At beginning of year	937,950	2,672,826	0	2,672,826	135,333	—	1,097,546	1,232,879
Net change during the annual period
Cash dividends							(200,182)	(200,182)
Net income							666,679	666,679
Payments to acquire treasury stock
Resale of treasury stock			7	7
Cancellation of treasury stock			(7)	(7)			(590,679)	(590,679)
Others, net
Total net change during the annual period	—	—	(0)	(0)	—	—	(124,181)	(124,181)
At end of year	937,950	2,672,826	—	2,672,826	135,333	—	973,364	1,108,698

	Millions of yen
	NTT shareholders’ equity		Unrealized gains (losses), translation adjustments, and others
	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others	Total net assets
At beginning of year	(497,702)	4,345,954	(478)	(478)	4,345,475
Net change during the annual period
Cash dividends		(200,182)			(200,182)
Net income		666,679			666,679
Payments to acquire treasury stock	(93,886)	(93,886)			(93,886)
Resale of treasury stock	18	25			25
Cancellation of treasury stock	590,686	—			—
Others, net			(187)	(187)	(187)
Total net change during the annual period	496,819	372,637	(187)	(187)	372,449
At end of year	(883)	4,718,591	(666)	(666)	4,717,924

(4) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2015	2016
Cash flows from operating activities:
Income before income taxes	569,416	670,618
Depreciation and amortization	34,329	28,781
Loss on disposal of property, plant and equipment	720	871
Dividends received	(276,812)	(388,733)
Gains on sales of investments in subsidiaries	(299,280)	(299,796)
Write-off of investments in subsidiaries	2,257	10,389
Increase (decrease) in liability for employees’ retirement benefits	(2,139)	598
(Increase) decrease in accounts receivable	9,891	(27,701)
Increase (decrease) in accounts payable and accrued expenses	(3,398)	(7)
Increase (decrease) in accrued consumption tax	2,303	(2,599)
(Increase) decrease in other current assets	(839)	(222)
Increase (decrease) in deposits received from subsidiaries	(31,080)	2,495
Other	16,115	11,055

Sub-total	21,484	5,749

Interest and dividends received	295,612	404,020
Interest paid	(28,137)	(24,940)
Income taxes received (paid)	(58,560)	(4,690)

Net cash provided by operating activities	230,399	380,139

Cash flows from investing activities:
Payments for property, plant and equipment	(17,953)	(17,760)
Proceeds from sale of property, plant and equipment	130	7,768
Payments for purchase of investment securities	(3,832)	(4,587)
Proceeds from sales of investments in subsidiaries	299,999	301,761
Payments for long-term loans	(70,000)	(143,874)
Proceeds from long-term loans receivable	339,750	295,180
Payments for short-term loans	—	(7,478)
Other	1,131	29

Net cash provided by investing activities	549,225	431,037

Cash flows from financing activities:
Proceeds from issuance of long-term debt	221,000	143,874
Payments for settlement of long-term debt	(329,750)	(445,180)
Net increase (decrease) in short-term borrowings	(138,025)	(46,016)
Payments for settlement of lease obligations	(43)	(688)
Dividends paid	(199,769)	(200,182)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(338,398)	(93,923)

Net cash used in financing activities	(784,987)	(642,116)

Effect of exchange rate changes on cash and cash equivalents	0	0

Net increase (decrease) in cash and cash equivalents	(5,362)	169,060

Cash and cash equivalents at beginning of year	15,023	9,661

Cash and cash equivalents at end of year	9,661	178,721

7. OTHER

CHANGES IN BOARD OF DIRECTORS

Scheduled appointment date: June 24, 2016

(1) Candidate for Member of the Board

Eiichi Sakamoto (Senior Vice President, NTT DOCOMO, INC.)

(2) Candidate for Audit & Supervisory Board Member

Takao Maezawa (President and CEO, NTT PC Communications Incorporated)

(3) Member of the Board scheduled to resign from office

Hiroshi Tsujigami (Member of the Board; scheduled to take office as Executive Vice President, NTT DOCOMO, INC.)

(4) Audit & Supervisory Board Member scheduled to resign from office

Kiyoshi Kosaka (Audit & Supervisory Board Member)

(5) Candidates for Executive Officers

①	Candidate scheduled to be re-elected as Chairman of the Board

Satoshi Miura (Chairman of the Board)

②	Candidate scheduled to be re-elected as President and Chief Executive Officer, Representative Member of the Board

Hiroo Unoura (President and Chief Executive Officer, Representative Member of the Board)

③	Candidates scheduled to be re-elected as Senior Executive Vice President, Representative Members of the Board

Hiromichi Shinohara (Senior Executive Vice President, Representative Member of the Board)

Jun Sawada (Senior Executive Vice President, Representative Member of the Board)

④	Candidate scheduled to be re-elected as Executive Vice President, Member of the Board

Mitsuyoshi Kobayashi (Executive Vice President, Member of the Board)

Akira Shimada (Executive Vice President, Member of the Board)

(6) New Executive Positions and Organizational Responsibilities

Scheduled appointment date: June 24, 2016

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Executive Vice President In charge of technical strategy In charge of international standardization Head of Research and Development Planning Representative Member of the Board	Hiromichi Shinohara	Senior Executive Vice President In charge of technical strategy In charge of international standardization Head of Research and Development Planning Representative Member of the Board

Senior Executive Vice President In charge of business strategy In charge of risk management Representative Member of the Board	Jun Sawada	Senior Executive Vice President In charge of business strategy In charge of risk management Representative Member of the Board

Executive Vice President Head of Technology Planning Member of the Board	Mitsuyoshi Kobayashi	Executive Vice President Head of Technology Planning Member of the Board

Executive Vice President Head of General Affairs Member of the Board	Akira Shimada	Executive Vice President Head of General Affairs Member of the Board

Senior Vice President Head of Global Business Member of the Board	Tsunehisa Okuno	Senior Vice President Head of Global Business Member of the Board

Senior Vice President Head of Strategic Business Development In charge of 2020 project Member of the Board	Hiroki Kuriyama	Senior Vice President Head of Strategic Business Development In charge of 2020 project Member of the Board

Senior Vice President Head of Finance and Accounting Member of the Board	Takashi Hiroi	Senior Vice President Head of Finance and Accounting Member of the Board

Senior Vice President Head of Corporate Strategy Planning Member of the Board	Eiichi Sakamoto

Member of the Board	Katsuhiko Shirai	Member of the Board

Member of the Board	Sadayuki Sakakibara	Member of the Board

(Notes)

The following candidates shall assume responsibilities as follows:

Hiroo Unoura as Chief Executive Officer (CEO), Hiromichi Shinohara as Chief Technology Officer (CTO) and Chief Information Security Officer (CISO), and Jun Sawada as Chief Financial Officer (CFO), Chief Compliance Officer (CCO) and Chief Information Officer (CIO).

Of the candidates for Members of the Board, Katsuhiko Shirai and Sadayuki Sakakibara are candidates for Outside directors.

The Audit & Supervisory Board Member scheduled to resign from office will resign at the close of the 31st Ordinary General Meeting of Shareholders (to be held on June 24, 2016).

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

May 13, 2016

NTT’s Shares and Shareholders (as of March 31, 2016)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	259	57	5,739	1,400	765	697,858	706,082	—
Total Shares (Units)	7,381,447	3,649,985	173,751	242,845	6,272,125	8,806	3,207,890	20,936,849	2,709,570
%	35.26	17.43	0.83	1.16	29.96	0.04	15.32	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 2,558 units of treasury stock, and “Shares Representing Less Than One Unit” includes 69 shares of treasury stock. 255,869 shares of treasury stock are recorded in the shareholders’ register; the actual number of treasury stock shares at the end of March 31, 2016 was 255,269.
(2)	“Other Domestic Corporations” includes 295 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 44 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 186,570.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	576	228	1,285	2,086	59,111	84,275	558,521	706,082	—
%	0.08	0.03	0.18	0.30	8.37	11.94	79.10	100.00	—
Total Shares (Units)	17,506,267	160,928	257,062	134,649	938,218	558,171	1,381,554	20,936,849	2,709,570
%	83.61	0.77	1.23	0.64	4.48	2.67	6.60	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 2,558 units of treasury stock, and “Shares Representing Less Than One Unit” includes 69 shares of treasury stock.
(2)	“At Least 100 Units” includes 295 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 44 shares under the name of the Japan Securities Depository Center.

3. Principal Shareholders

Name	Shareholdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	738,123	35.21
Japan Trustee Services Bank, Ltd. (Trust Account)	88,426	4.22
The Master Trust Bank of Japan, Ltd. (Trust Account)	63,112	3.01
Moxley and Co LLC	30,822	1.47
Japan Trustee Services Bank, Ltd. (Trust Account 9)	26,823	1.28
State Street Bank and Trust Company	22,766	1.09
JP Morgan Chase Bank 385632	19,064	0.91
State Street Bank and Trust Company 505202	18,735	0.89
State Street Bank and Trust Company 505225	15,791	0.75
Japan Trustee Services Bank, Ltd. (Trust Account 1)	15,641	0.75

Total	1,039,308	49.58

Notes:

(1)	Shareholdings is rounded down to the nearest thousand.
(2)	Percentage of Total Shares Issued includes treasury stock (255,869 shares).

May 13, 2016

Financial Results for the Fiscal Year

Ended March 31, 2016

and

Financial Forecasts for the Fiscal Year

Ending March 31, 2017

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products,

services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Financial Results for the Fiscal Year Ended March 31, 2016 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

1

*	“E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

FY2015 Highlights

Consolidated Operating Revenues

(Billions of yen)

Overseas Sales Total Sales

11,541.0 11,095.3

1,585.4 1,894.8

FY2014 FY2015

Both Operating Revenues and Operating Income increased to record levels, Operating Income recovered to Ą1,300.0 billion levels for the first time in eight years and Net Income reached record levels Expansion of global cloud services Cross-selling order volume: Approximately US $440 million (+ $ US240 million dollars increase year-on-year) Overseas Sales: +Ą309.4 billion increase year-on-year Overseas Operating Income*1: +Ą11.8 billion increase year-on-year

Enhanced Operating Revenues from network services Expansion of NTT’s user base

70.96 million mobile phone subscribers (net increase of 4.37 million subscribers) including 29.70 million new billing plan subscribers (net increase of 11.88 million subscribers)

19.26 million FTTH subscribers (net increase of 0.54 million subscribers) including 4.69 million subscribers to the “Hikari Collaboration Model” (net increase of 0.82 million new subscribers and 3.6 million subscribers who switched subscriptions from FLET’S Hikari to the Hikari Collaboration Model)

Growing number of Wi-Fi area owners*2: 393 (+ 232 increase year-on-year) Shareholders returns Completed Ą93.6 billion of share buybacks Dividends of Ą110 per share for FY2015, a Ą20 increase year-on-year

Consolidated Operating Income

(Billions of yen)

Overseas Total Operating Income*1 Operating Income

1,348.1 1,084.6

71.2 83.1

FY2014 FY2015

*1 Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets.

Financial Results for the Fiscal Year Ended March 31, 2016 *2 Total number 2 of large-scale corporate or local government customers. Excludes small-scale restaurants, etc. and Financial Forecasts for the Fiscal Year Ending March 31, 2017 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Highlights

Operating Revenues increased for the sixth consecutive year, spurred by the continued growth of its overseas businesses

Operating Income increased, spurred by improvements in capital expenditures in the domestic fixed-

line and mobile communications segments

Net Income reached record levels, spurred by the increase in operating revenue

EPS was Ą350.34, a significant increase year-on-year due to Net Income reaching record levels

(Billions of yen)

FY2015

FY2015

FY2014 Forecasts

Change Change from the

[%] Revised

year-on-year Forecasts

Operating

Revenues 11,541.0 +445.7 +4.0% +141.0 11,095.3 11,400.0

Operating

Expenses 10,192.8 +182.1 +1.8% +42.8 10,010.8 10,150.0

Operating

Income 1,348.1 +263.6 +24.3% +98.1 1,084.6 1,250.0

Net Income * 737.7 +219.7 +42.4% +82.7 518.1 655.0

EPS 350.34 +113.49 +47.9% +39.34 236.85 311.00

(yen)

*	Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Fiscal Year Ended March 31, 2016 3 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Contributing Factors by Segment

NTT

Operating Revenues **Operating Income**

(Billions of yen)

11,095.3*
+445.7
11,541.0*
1,272.2
+22.2
1,294.5
1,511.0
+105.8
1,616.8
4,383.4
+143.7
4,527.1
1,998.6
+252.3
2,250.9
3,505.5
(97.7)
3,407.9
FY2014
FY2015
1,348.1*
+263.6
74.0
1,084.6*
+6.6
112.7
67.5
+26.4
86.4
788.4
+152.6
635.8
96.7
(16.9)
113.6
265.0
+96.1
168.9
FY2014
FY2015
Other business
Data communications business
Mobile Communications business
Long distance and international communications business
Regional communications business

*Includes adjustments such as elimination

−4−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Contributing Factors by Segment

Regional communications business: Operating Income increased and Operating Revenues decreased as a result of a reduction of marketing costs as well as improved capital investment efficiency.

Long distance and international communications business: Operating Revenues increased due to the growth in overseas businesses and Operating

Income decreased due to anticipatory investments in growing segments.

Mobile communications business: Operating Revenues increased due to increases in revenues associated with mobile communication services and operations in the “Smart Life” business and the improvements of capital investment and cost efficiencies, which also resulted in a decrease in Operation

Income.

Data communication business: Operating Income and Operating Revenues increased due to increased sales, as well as reduction in unprofitable

Transactions.

Operating Revenues Operating Income(Billions of yen)

*** Other business

Data

communications

*	business

Mobile

Communications

business

Long

distance and

international

communications

business

Regional

communications

business

FY2014 FY2015 FY2014 FY2015

*Includes adjustments such as elimination

Financial Results for the Fiscal Year Ended March 31, 2016 4 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Consolidated Results and Forecasts (U.S. GAAP)

FY2016 Forecast Summary

Operating Revenues are expected to increase as a result of the growth in overseas businesses due to the effect of the exchange rate, to reach Ą11,450 billion

Operating Income is expected to reach Ą1,430 billion as a result of the steady growth of mobile communication business

Net Income is expected to reach Ą750 million, due to an increase in Operating Income

(Billions of yen)

FY2016 Forecasts

FY2015

Change

year-on-year [%]

Operating 11,541.0 11,450.0(91.0)(0.8)%

Revenues

Operating 10,192.8 10,020.0(172.8)(1.7)%

Expenses

Operating 1,348.1 1,430.0 +81.9 +6.1%

Income

Net Income 737.7 750.0 +12.3 +1.7%

EPS 350.34 363.00 +12.66 +3.6%

(yen)

*	Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Fiscal Year Ended March 31, 2016 5 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Consolidated Results and Forecasts (U.S. GAAP)

FY2016 Forecast Summary by Segment

NTT

Operating Revenues
Operating Income
(Billions of yen)
11,541.0*
(91.0)
11,450.0*
1,294.5
+25.5
1,320.0
1,616.8
+13.2
1,630.0
4,527.1
+92.9
4,620.0
2,250.9
(30.9)
2,220.0
3,407.9
(137.9)
3,270.0
1,430.0*
1,348.1*
+81.9
(9.0)
+7.3
65.0
74.0
120.0
112.7
788.4
+116.6
905.0
96.7
+13.3
110.0
265.0
+25.0
290.0
FY2015
FY2016E
FY2015
FY2016E
Other business
Data communications business
Mobile Communications business
Long distance and international communications business
Regional communications business

*Includes adjustments such as elimination

–6–

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2016 Forecast Summary by Segment

Regional communications business: Operating Revenues are expected to decrease and Operating Income is expected to increase, as a result of a reduction of marketing costs as well as improved capital investment efficiency.

Long distance and international communications business: Although Operating Revenues are expected to decrease due to the effect of the exchange rate, Operating Income is expected to increase due to the steady growth of overseas business from NTT’s data business and IT outsourcing business.

Mobile communications business: Operating Revenues and Operating Income are both expected to increase due to increased revenues from mobile communication services, “Smart Life” business areas, “docomo Hikari” and cost reductions.

Data communications business: Operating Income and Operating Revenues are expected to increase due to increased sales and a reduction in unprofitable transactions.

Operating Revenues

* *

FY2015 FY2016E

Operating Income

*

*

FY2015 FY2016E

(Billions of yen)

Other business

Data communications business Mobile Communications business Long distance and international communications business Regional communications business

*Includes adjustments such as elimination

Financial Results for the Fiscal Year Ended March 31, 2016 and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

6

Shareholder Returns

NTT

Share buybacks
(Billions of yen)
120.0
86.2
100.0
366.5
539.4
94.4
200.0
381.7
150.0
406.5
338.1
93.6
350.0
(cap)
FY 1999
FY 2002
FY 2003
FY 2004
FY 2005
FY 2007
FY 2008
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016 E

Dividends per share
Pay-out ratio
Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015
(Yen)
25
30
30
40
45
55
60
60
70
80
85
90
110
120
12.3%
13.0%
17.1%
23.0%
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
31.4%
33.1%
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016 E

−7−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Share buybacks: Plan to complete Ą350.0 billion of share buybacks from the Japanese government in FY2016 Dividends: Dividends of Ą120 per share for FY2016, a Ą10 increase for the interim dividend

(Billions of yen)

Share buybacks 539.4

406.5

366.5 381.7 350.0

338.1 (cap

200.0

120.0 150.0

86.2 100.0 94.4 93.6

FY 1999 FY 2002 FY 2003 FY 2004 FY 2005 FY 2007 FY 2008 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 E

Dividends per 120 (Yen)

share Pay-out ratio 110

Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015 90

85

80

70

60 60

45 55 38.2% 37.2% 38.0%

40 32.3% 31.2% 33.4% 31.4% 33.1%

25 30 30 27.5%

23.0%

12.3% 13.0% 19.5%

17.1%

FY 2003 FY 2004 FY 2005 FY 2006 FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 E

Financial Results for the Fiscal Year Ended March 31, 2016 and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

7

Changes in Anticipation of the Adoption of IFRS

NTT executed the following changes in anticipation of the planned adoption of IFRS (beginning from the fiscal year ending March 31, 2019)

Change in Depreciation Method

In light of the globalization of its business operations and its consideration of adopting IFRS, NTT changed its method for calculating depreciation of property, plant, and equipment (*) from the declining-balance method to the straight-line method of depreciation

*Excluding assets that already employ the straight-line method of depreciation.

Effect of accounting change for the fiscal year ending March 31, 2017: 480 billion yen

Implement measures to remove facilities and to minimize future costs

Effect of accounting change for the fiscal year ending March 31, 2017: 460 billion yen

NTT is considering delisting from the New York Stock Exchange and deregistering from SEC when IFRS is expected to be adopted (around April 2018)

Financial Results for the Fiscal Year Ended March 31, 2016 8 and Financial Forecasts for the Fiscal Year Ending March 31, 2017 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Revision of Medium-Term Financial Targets (FY2017)

Revision of Medium-Term Financial Targets (FY2017)

Revision of Medium-Term Financial Targets FY2017

EPS Growth At least 350 yen

At least 400 yen Revision

Overseas Sales/ Operating Income* 22B / 1.5B No

change

Streamlining Capital Investment At least 200 billion yen No

change

(Domestic Network Business**) compared to FY2014

Cost Reductions*** At least 600 billion yen Revision

in fixed-line/mobile access networks At least 800 billion yen compared to FY2014

*	Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets

** Excludes NTT Com’s data centers and certain other assets

*** Does not reflect the impact of the change in depreciation method

Financial Results for the Fiscal Year Ended March 31, 2016 9 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

“Vitalization of Local Economies” and Creating a B2B2X Business Model

Smart Sports and Smart Community

by NTT Group

Smart Stadium *powered by Digital Marketing* NTT

Smart Stadium

powered by Digital Marketing

Fan/ Supporter

Spectators

Sponsors

Event Organizers

Local Community (such as local shopping districts)

Nack5 STADIUM OMIYA (Omiya Ardija Home Stadium)

Information Services

Service	Details
Fan Services	*Virtual Reality* **VR Children's Lessons, Mileage Points, etc.**
Video Services	*3D* **3D, multi-angle, player-following, etc.**
e-Commerce **EC Services**	**Customer referrals with local shopping districts, etc.**

Information Infrastructure

Infrastructure	Details
Customer Relationship Management **CRM Infrastructure**	**Points, coupons, payments, etc.**
High-density Wi-Fi, Wi-Fi Multicast, etc.	

—10—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Smart Stadium powered by Digital Marketing

Game Day/Outside of the Game Fan/ (Children’s Lessons, Local Events, etc.)

Supporter Fan Virtual Reality

Sponsors VR Children’s Lessons, Services Mileage Points, etc.

Spectators

Event Video 3D

Local Information 3D, multi-angle, player-

Community Organizers Services following, etc.

(such as local

shopping districts) Services e-Commerce Customer referrals with EC Services local shopping districts, etc.

Customer Relationship Management

CRM Points, coupons,

Infrastructure payments, etc.

Information High-density Wi-Fi, Wi-Fi Multicast,

Nack5 STADIUM OMIYA Infrastructure etc. (Omiya Ardija Home Stadium)

Financial Results for the Fiscal Year Ended March 31, 2016 10 and Financial Forecasts for the Fiscal Year Ending March 31, 2017 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

The Smartification of World Sports

NTT

Overseas

The Open (U.K.)

Ball flight distance and trajectory; Tweet map (worldwide)

LONGEST DRIVING DISTANCE
324
309

AROUND THE WORLD: LIVE TWEET LOCATIONS

Tour de France (France)

Racer position, speed, and time behind; combination of data and video

※ At Six Day London (a popular European track cycling event), monitoring of wheel speed and heart rate as well

Speed
41km/h
Peloton vs. Leader

Indy 500 (U.S.)

Driving status and racers' vital signs

TRACK TEMP
120
Track Taking Rubber
Position #1
Lap 22
82.01
220
1:50:37
4.2G
5429
154

Japan

Alpine Ski World Cup (Naeba)

Official tournament app (athlete information, results, maps, etc.); video broadcasting

Images provided by J SPORTS

World Triathlon Series (Yokohama)

Official triathlon app; Live video IP delivery (paratriathlon)

LIVE!

Japan Walk (Tokyo)

Universal design information (Web app) provision

−11−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

The Smartification of World Sports

The Open Tour de France Indy 500

(U.K.)(France)(U.S.)

Racer position, speed, and time

Ball flight distance and trajectory; behind; combination of data and Driving status and racers’

Tweet map (worldwide) video vital signs

At Six Day London (a popular Position #1

European track cycling

event), monitoring of wheel

Overseas speed and heart rate as well

Alpine Ski World Cup World Triathlon Japan Walk

Naeba Series Yokohama Tokyo

Official tournament app (athlete Official triathlon app; Universal design information information, results, maps, etc.); Live video IP delivery(Web app) provision

Japan video broadcasting(paratriathlon)

Images provided by J SPORTS

Financial Results for the Fiscal Year Ended March 31, 2016 11 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Super Kabuki A New Form of Kabuki Performance

Challenge to Create a New Form of Kabuki Performance

Production with the immersive telepresence technology

“Kirari!” developed by NTT’s R&D center

Cloning Technique, in which “Object Extraction

Technology” allows a 3D image of Shido Nakamura to

appear in another location

Performance by “Virtual Speakers, “ which make it seem like

Hatsune Miku is right in front of you

Effort to Expand Ways to Enjoy Kabuki

Distribute paper craft from “Kirari!” for Mobile to enjoy

3-dimensional Hatsune Miku objects

Provide commentary to smartphones of audience members via

the “Smartphone Screen Synchronous Distribution System” (NTT

Comware)

Financial Results for the Fiscal Year Ended March 31, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Tourism・Transportation・Trade × ICT

NTT

Digital Marketing

Increase Tourists' Satisfaction ✖ Vitalization of Local Communities and Economies

CASE：Fukuoka City to Whole Kyushu Area

Proposed Excursion Route Based on Behavior Analysis

100 yen tourism bus route
Current suggested route
Excursion route
Tenjin Central Park (※)
Historic Fukuoka City Guest House (Café Annex)(※)
Scenic Riverside Walkway
National Highway
Canal City
※Photos: Fukuoka City
© OpenStreetMap contributors

Ability to see Wi-Fi Hotspots

Heatmap of Places to Visit
© OpenStreetMap contributors

−13−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Tourism Transportation Trade×ICT

Digital Marketing

Multilingual Support,Tourist Information, Navigation, Digital Coupons, Wi-Fi One Certification, Etc.

Increase Tourists’ Satisfaction

and Economies

CASE Fukuoka City to Whole Kyushu Area

Proposed Excursion Route Based on Behavior Analysis Ability to see Wi-Fi Hotspots

Heatmap of Places to Visit

100 yen tourism bus route Current suggested route Excursion route

Tenjin Central Park () Historic Fukuoka Scenic Riverside City Guest House Walkway (Café Annex)()

National Highway

Canal City

Photos: Fukuoka City © OpenStreetMap contributors © OpenStreetMap contributors

Financial Results for the Fiscal Year Ended March 31, 2016 13 and Financial Forecasts for the Fiscal Year Ending March 31, 2017 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

For Resolution of Social and Economic Issues

Promote coordination of administrative services and social infrastructure with local governments as the hubs, and contribute to the resolution of social and economic issues of local regions (including local economic regions)

Businesses Citizens Organizations

Big Data

Local Governments

“Digital Trust”

Open Data Promote Secondary and Tertiary Uses

Industrial Development, Disaster Prevention and Mitigation, “Smartification” of Public

Infrastructure, and Others

Energy and Disaster Prevention

Tourism Traffic and Transport Environment and

Mitigation

“Smartification” Education Agriculture,

of and Culture and Sports Healthcare Forestry and

Infrastructure Childcare Support Fisheries

Financial Results for the Fiscal Year Ended March 31, 2016 14 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

NTT
NTT Communications
NTT東日本
docomo
NTT西日本

Establish Kei Nishikori as an icon for 2020

—15—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Financial Results for the Fiscal Year Ended March 31, 2016 15 and Financial Forecasts for the Fiscal Year Ending March 31, 2017 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

NTT

Number of subscribers *1*2

FLET'S ADSL
FLET'S Hikari (including Hikari Collaboration Model)
Hikari Denwa
(Thousands)
22,000
20,000
18,000
16,000
14,000
12,000
19,717
1,398
18,319
16,507
19,788
1,333
18,455
16,705
19,892
1,275
18,617
16,910
19,935
1,219
18,716
[270]
17,108
20,113
1,162
18,951
[1,322]
17,243
20,161
1,125
19,036
[2,348]
17,293
20,248
1,090
19,157
[3,478]
17,335
20,312
1,053
19,259
[4,691]
17,374
20,755
896
19,859
[8,241]
17,474
2014.6
2014.9
2014.12
2015.3
2015.6
2015.9
2015.12
2016.3
2017.3E

Changes from the preceding quarter

(Thousands)

		FY2014 4-6	FY2014 7-9	FY2014 10-12	FY2014 1-3	FY2015 4-6	FY2015 7-9	FY2015 10-12	FY2015 1-3	FY2015	FY2016E
FLET'S Hikari *1		269	136	162	99	235	85	121	102	543	600
	Number of opened connections *3	879	683	684	720	810	559	580	669	2,619	2,600
FLET'S ADSL		(85)	(65)	(58)	(56)	(58)	(37)	(35)	(37)	(167)	(157)
Hikari Denwa *4 *5		251	199	204	198	135	50	42	39	267	100

−16−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

FLET’S ADSL

FLET’S Hikari (including Hikari Collaboration Model) Hikari Denwa

Number of subscribers *1*2

(Thousands)

Changes from the preceding quarter

*1

*3

*4 *5

* *

*1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus, and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West.

*2 Figures in [ ] represent the number of subscribers to “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.

*3 Number of opened connections excludes openings as a result of relocations.

*4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West.

*5 Numbers of Hikari Denwa subscribers are presented in thousands of channels.

Financial Results for the Fiscal Year Ended March 31, 2016 and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

16

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

NTT

Number of subscribers *

(Thousands)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
LTE("Xi")
FOMA
63,566
64,295
65,274
66,595
67,532
68,494
69,602
70,964
75,300
24,043
26,215
28,298
30,744
32,609
34,504
36,293
38,679
44,600
39,523
38,080
36,976
35,851
34,923
33,989
33,309
32,285
30,700
2014.6
2014.9
2014.12
2015.3
2015.6
2015.9
2015.12
2016.3
2017.3E

Changes from the preceding quarter

(Thousands)

	FY2014				FY2015				FY2015	FY2016E
	4-6	7-9	10-12	1-3	4-6	7-9	10-12	1-3		
LTE("Xi")+FOMA	461	729	979	1,322	936	962	1,108	1,362	4,368	4,400

－17－

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

Number of subscribers *

LTE(“Xi”)

(Thousands)

FOMA

Changes from the preceding quarter

* The number of FOMA subscribers includes communications module service subscribers

Financial Results for the Fiscal Year Ended March 31, 2016 17 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Progress of Broadband Services

Number of Subscribers for Video Services

(Thousands)
FLET'S TV*1*2
Hikari TV
5,000
4,000
3,000
2,000
1,000
0
4,086
4,183
4,275
4,359
4,416
4,442
4,464
4,484
4,516
1,209
1,256
1,304
1,345
1,378
1,398
1,417
1,432
1,456
2,877
2,927
2,971
3,014
3,038
3,043
3,047
3,052
3,060
2014.6
2014.9
2014.12
2015.3
2015.6
2015.9
2015.12
2016.3
2017.3E

—18—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

(Thousands)

FLET’S TV *1 *2

Hikari TV

* 1 “FLET’S TV” requires a subscription to “FLET’S TV Transmission Services” provided by NTT East and NTT West, and a subscription to SKY Perfect JSAT’s “SKY Perfect JSAT

Facility Use Services” broadcast service.

* 2 Numbers of subscribers to “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

Financial Results for the Fiscal Year Ended March 31, 2016 18 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

NTT

Financial Information

Details of Consolidated Statement of Income

Operating Revenues [year-on-year : +445.7]

(Billions of yen)
11,095.3
FY2014
Voice related services revenues
145.7
Fixed voice : (111.4)
Mobile voice : (34.2)
SI revenues and sales of telecommunications equipment
327.8
Systems Integration : +371.7
Telecommunications equipment : (44.0)
IP/packet communications services revenues
85.7
Other revenues
177.9
11,541.0
FY2015

Operating Expenses [year-on-year : +182.1]

10,010.8
FY2014
Depreciation expenses and loss on disposal of assets
52.5
Expenses for purchase of goods and services and other expenses
224.3
Personnel expenses
19.5
Other expenses
9.1
10,192.8
FY2015

−19−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Statement of Income

Operating(Billions of yen)

Revenues [ year-on-year+445.7]

Other revenues

IP/packet

SI revenues and sales communications

of telecommunications services revenues 177.9

equipment

Voice related 327.8 85.7

services revenues Systems Integration

145.7 : +371.7 11,541.0

Telecommunications

Fixed voice : (111.4) equipment : (44.0)

11,095.3 Mobile voice : (34.2)

FY2014 FY2015

Operating

Expenses [year-on-year+182.1]

Expenses for purchase

of goods and services Personnel expenses Other expenses

Depreciation and other expenses 19.5 9.1

expenses and loss on

disposal

of assets 224.3 10,192.8

52.5

10,010.8

FY2014 FY2015

Financial Results for the Fiscal Year Ended March 31, 2016 19 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Details of Consolidated Balance Sheet

NTT

(Billions of yen)

March 31, 2015

20,702.4

Assets 20,702.4
- Cash and Cash Equivalents 849.2
- Depreciable Assets (property, plant and equipment) 8,097.7
- Deferred Income Taxes 809.3

Liabilities 9,624.3
- Interest-Bearing Debt 4,406.7
- Liability for Employees' Retirement Benefits 1,388.0
- Other 28.3

Equity 11,049.8
- Accumulated Other Comprehensive Income 268.2
- Treasury Stock (497.7)

March 31, 2016

21,035.9

Assets 21,035.9 [+333.5]
- Cash and Cash Equivalents 1,088.3 [+239.1]
- Depreciable Assets (property, plant and equipment) 7,896.5 [(201.2)]
- Deferred Income Taxes 1,007.0 [+197.7]

Liabilities 9,750.8 [+126.4]
- Interest-Bearing Debt 4,163.3 [(243.4)]
- Liability for Employees' Retirement Benefits 1,688.6 [+300.6]
- Other 45.1[+16.8]

Equity 11,240.1 [+190.3]
- Accumulated Other Comprehensive Income (57.1) [(325.3)]
- Treasury Stock (0.9) [+496.8]

−20−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Balance Sheet

March 31, 2015 March 31, 2016

(Billions of yen)

20,702.4 21,035.9

Assets Liabilities Assets Liabilities

9,624.3 21,035.9 9,750.8

20,702.4 [+333.5] [+126.4]

Interest-Bearing Debt Interest-Bearing Debt

4,406.7 Cash and Cash 4,163.3

Cash and Cash [(243.4)]

Equivalents Equivalents

1,088.3

849.2 Liability for Employees’

Liability for Employees’ [+239.1] Retirement Benefits

Retirement Benefits

1,388.0 1,688.6

[+300.6]

Depreciable Assets

Depreciable Assets Other(property, plant and Other

(property, plant and 28.3 equipment) 45.1[+16.8]

equipment) 7,896.5 Equity

8,097.7 Equity [(201.2)]

11,240.1

11,049.8 [+190.3]

Deferred Income Accumulated Other Deferred Income Accumulated Other

Taxes Comprehensive Income Taxes Comprehensive Income

268.2(57.1)

809.3 1,007.0 [(325.3)]

Treasury Stock [+197.7] Treasury Stock

(497.7)(0.9)

[+496.8]

Financial Results for the Fiscal Year Ended March 31, 2016 20 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

NTT

Details of Consolidated Cash Flows

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
3,000
2,000
1,000
0
(1,000)
(2,000)
(3,000)
2,391.8
2,711.8
+108.8
Acquisitions/Sales of property, plant, equipment and intangibles [+194.7]
Acquisitions of subsidiaries [(78.4)]
+428.8
952.1
523.2
(678.0)
(707.6)
+320.0
Increase in net income [+305.0]
(1,868.6)
(1,759.8)
(29.6)
Increase/Decrease in debt [(411.3)]
Acquisition of treasury stock [+244.5]
Acquisition of shares of subsidiaries [+159.4]
FY2014
FY2015
Increase/Decrease from the same period of the previous fiscal year

Interest-bearing debt
(Billions of yen)
4,500.0
4,000.0
3,500.0
3,000.0
4,406.7
4,163.3
FY2014
FY2015

—21—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from Cash flows from FCF Cash flows from Interest-bearing debt operating investing(A) + (B) financing

activities activities activities

(A)(B)

Billions of yen

+108.8

Acquisitions/Sales of

property, plant, equipment +428.8

and intangibles

[+194.7]

Acquisitions of subsidiaries

[(78.4)]

+320.0

Increase in net income(29.6)

[+305.0]

Increase/Decrease in debt [(411.3)]

Acquisition of treasury stock [+244.5]

Acquisition of shares of subsidiaries

[+159.4]

Increase/Decrease from the same

period of the previous fiscal year

FY2014 FY2015

Financial Results for the Fiscal Year Ended March 31, 2016 21 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

Details of Capital Investment

Capital Investment

(Billions of yen)

1,817.5
1,702.9
152.2
140.9
121.4
314.5
312.1
661.8
97.6
(5.7)%
1,687.2
1,605.2
161.8
134.0
130.8
289.4
294.0
595.2
4.8
+0.3%
1,720.0
1,610.0
201.0
150.0
129.0
275.0
270.0
585.0
FY2014
FY2015
FY2016E
Includes consolidated capital investments amounts related to real estate.
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)

Capex to Sales

	FY2015	FY2016E
	15.6%	14.2%
Capex to Sales * (including real estate)	16.4%	14.6%

−22−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Capital Investment

Capital Investment

(Billions of yen)

FY2014 FY2015 FY2016E

Capex to Sales

15.6% 14.2%* Includes investments related to

Capex to Sales * real estate and solar power

including real estate 16.4% 14.6% generation operations.

Financial Results for the Fiscal Year Ended March 31, 2016 22 Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2017

May 13, 2016

FOR IMMEDIATE RELEASE

Financial Results for Fiscal Year Ended March 31, 2016

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the fiscal year ended March 31, 2016 are presented in the following attachments.

(Attachments)

1.	Summary of Results for the Fiscal Year Ended March 31, 2016

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Board of Directors

For inquiries, please contact:

Mr. Kenkichi Nakata or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2016

The information and communications market is undergoing structural changes beyond the existing framework, including a further shift to broadband services and globalization, fixed-mobile convergence, IoT expansion (*1) and cloud computing development (*2), penetration of high-speed wireless and Wi-Fi compatible devices (*3) such as smartphones and tablet devices, and widespread use of applications that enable free phone calls and messaging.

The regional telecommunications market environment is also changing dramatically, with intensifying competition in broadband access facilities and services centered around the shift to fiber-optic access. In addition, new services that leverage a variety of wireless devices are also expanding, which in turn leads to diversification in the way that customers are using these devices, and offloading (*4) needs are increasing due to the expansion of the volume of data communications.

Amid such a difficult and volatile business environment, as a carrier with an important leadership role in the information and communications industry, NTT East has endeavored to be thorough in its compliance regime and to abide by the requirements of fair competition. At the same time, NTT East has aimed to secure a stable and solid foundation for its business, and to ensure its reliability as a social infrastructure, including the provision of high-quality, stable universal services, construction of a communications network that is resilient against disasters, and prompt restoration of services in case of large-scale natural disasters and other calamities.

NTT East has also endeavored to enhance the broadband network environment and further expanding fiber-optic access by offering services and products that leverage the advantages of the next-generation network (“NGN”), as well as offering customer-friendly pricing options with long-term appeal.

1. Efforts to Promote Fiber Optic and IP Services

Amid intensifying competition with respect to broadband services, NTT East launched new services and the “Hikari Collaboration Model” to expand and continue using “FLET’S Hikari” (*5) and to meet customers’ needs.

i.	As opportunities for customers to use more communications increased in response to recent increased availability of video contents and proliferation of cloud services, on March 1, 2016, NTT East began offering a new “FLET’S Hikari” service named “FLET’S Hikari Lightplus” with a two-phase fixed fee rate and substantially more usage allowance compared to the existing “FLET’S Hikari Light”.

In addition, in order for customers to use “FLET’S Hikari” with even more peace of mind, NTT East launched a compensation service on January 20, 2016 named “Naoseru” for equipment connected to “FLET’S Hikari” that covers equipment failures and broken equipment.

Furthermore, in an effort to have more customers utilize “FLET’S Hikari,” NTT East implemented discount programs for new subscribers, called “Giga Push! Discount” and “Lighter than FLET’S Hikari Light! Discount”.

ii.	NTT East has been working to create new demand and to improve customer retention by supporting and actively developing new business partners for its “Hikari Collaboration Model”, in which businesses receiving fiber-optic access services (FLET’S Hikari) from NTT East combine their own services with fiber-optic access services to create and provide their own new service. NTT East has also been working to promote early stable operations and increased efficiency of related operations.

“Hikari Collaboration Model” enables business partners to easily provide fiber-optic access services to their customers under their own brand. Over 300 businesses in a variety of industries are currently utilizing and providing those services. The number of subscribers to fiber-optic access service (“Hikari Collaboration Model”) exceeded 3 million in March 2016.

An example of “Hikari Collaboration Model” usage includes IIDA CABLE TELEVISION Co., Ltd, being able to provide broadcasting services to the entire coverage area in Iida city and Shimoina county in Nagano prefecture by utilizing the fiber-optic access services provided by Hikari Collaboration business partners or NTT East.

In addition, IIDA CABLE TELEVISION Co., Ltd. has decided to collaborate with NTT East in order to enhance their services to customers and to promote vitalization of the region by utilizing the fiber-optic access services.

NTT East is committed to contributing to the promotion of ICT utilization in various fields and to widely provide added value to customers to whom it could not previously provide full coverage on its own by collaborating with business partners in various industries.

2. Initiatives Relating to the Solutions Business

In order to support its regional customers through the promotion of ICT utilization, NTT East carried out business operations for its corporate customers providing industry-specific solutions that take into account each industry’s characteristics and trends.

i.	On December 21, 2015, NTT East launched an Ethernet-based communications service for corporate customers, “Business Ether PREMIER”, offering quality equivalent to a conventional dedicated line which offers guaranteed bandwidth, high reliability, and low lag at a reasonable rate.

In addition, NTT East began offering “Giga Raku Signage” on September 1, 2015. “Giga Raku Signage” is a cloud-based signage service aimed at smooth information sharing within the office as well as between different locations by centrally managing and delivering information through cloud utilization. It also began offering a cloud-type PBX service, “Hikari Cloud PBX”, on January 21, 2016. This service enables the use of internal telephone lines free of charge on a wide range of devices including smart phones regardless of the location, in addition to internal call functions offered on communication devices such as conventional PBX and business telephones.

In terms of industry-specific services, NTT East started offering “Omakase Kyoshitsu” in the education field on April 27, 2015. This cloud-based service provides learning support applications that are to be utilized in lessons using tablets and electronic blackboards. It also began providing a cloud-based learning platform service “Hikari Cloud Smart Study” on November 13, 2015, providing a one-stop service that offers tools required for online learning at supplementary schools, cram schools, schools and further education centers.

Furthermore, on November 13, 2015, NTT East launched a cloud-based video delivery platform service, “Hikari Cloud Smart Video”, for pharmaceutical and financial industry customers in response to information delivery and sharing needs between doctors and its customers.

Furthermore, in response to the increased number of foreign visitors to Japan, local governments and shopping streets hope to be among the first to install public Wi-Fi (City Wi-Fi) at tourist spots. In order to meet those needs, NTT East installed City Wi-Fi and provided maintenance and operational support by utilizing its regionally-based operating structure.

For small- to medium-sized enterprises (SMEs), NTT East started offering “MS Office Online on Azukeru” on April 25, 2015 as an optional service of “FLET’S Azukeru”. This service enables frequently used “Word”, “Excel®”, and “PowerPoint®” documents to be edited directly on “FLET’S Azukeru”. In addition, NTT East began offering its “Smart Device Management” service, which enables cloud-based management of tablets and smartphone device information and control of various functions, as a new part of “Office Marugoto Support” on April 7, 2015, as well as the “aUC” cloud service that helps achieve work efficiency by utilizing smartphones on December 16, 2015.

ii.	NTT East started offering “Omakase My Number Pack” on September 30, 2015 as a product supporting the Social Security and Tax Number System. This pack enables one-stop collection and management of Individual Number-related information in one place by combining and providing a wide range of its services and collaborating with other companies.

As an example of collaboration with other companies in connection with the introduction of the Social Security and Tax Number System, NTT East has decided to support security measures for SMEs’ Individual Number(social security and tax number) by offering its security service with and combining it with the information security insurance provided by Tokio Marine & Nichido Fire Insurance Co., Ltd.

In addition, NTT East launched a function that automatically collects access records of data files stored online, “FLET’S Azukeru PRO Plan,” on August 6, 2015, allowing users to manage their Individual Number information online. Further, in response to increased security awareness through corporate activities for the Social Security and Tax Number System and customer requests for a lower service rate, “Office Marugoto Support (IT support)” was renewed on March 7, 2016 and is now offered with enhanced security functions and at a lower monthly fee.

3. Status of Business Operation Structure

NTT East is in the process of transforming its business structure from a consumer-focused business structure to one that focuses on its business and Hikari Collaboration segments. NTT East proactively transferred staff members from the consumer business segment to the target areas, strengthened its measures to approach customers with which it had few opportunities to interact (ICT Concierge), and proactively worked to prepare a system that can develop and support business partners using the Hikari Collaboration Model.

In addition, NTT East worked to improve the efficiency of its access-related facility operations by conducting a review of its facility maintenance area and separating its operation into blocks.

4. Corporate Social Responsibility Activities

NTT East considers Corporate Social Responsibility (“CSR”) activities to be one of the most important pillars of the management of the company, and recognizes that it is the social responsibility of a company to contribute to the environmentally friendly, healthy and sustainable development of society.

NTT East has directed its efforts as follows: (i) ensuring a high degree of stability and reliability of vital infrastructure that is indispensable to the general public; (ii) complying with laws and regulations, including those that ensure fair competition, protect personal information, make accurate representations in advertising, and regulate the dispatch of workers; and (iii) providing information and communications services that contribute to the reduction of the environmental impact of society as a whole, as well as taking measures to reduce its environmental impact by, among other things, reducing its consumption of energy, resources and electricity.

In addition, to meet the communication needs in the case of an emergency or disaster, NTT East installed emergency public telephones (emergency use public telephones) at temporary shelters designated by the prefectural governor in accordance with regulations and in urban areas at bases for those having difficulties going home. A total of 31,000 units have been installed as of the end of the current fiscal year, increasing by 6,000 units from last year.

Having clearly defined the “Shape the NTT East Group is Aiming For,” NTT East has made an effort to realize CSR activities befitting its position as the responsible company in the information and communications industry, such as working to widen the reach of the “NTT Group CSR Charter” (enacted in June 2006) and striving to set up specific practices for the PDCA cycle based on “KPIs” (*6) established for each important theme of CSR activities.

Examples of activities conducted to support restoration of disaster-affected areas include prioritizing the procurement of agricultural produce from disaster-affected areas and serving at employee cafeterias, participating in the “Fukushima Himawari Foster Parent Project” in which participants grow and send sunflower seeds to create jobs and for use as bio-diesel in Fukushima, and carrying out tree planting activities to create new disaster-prevention forests on the coastline of Higashi Matsushima-shi in Miyagi prefecture where the land remains vacant due to the tsunami. In addition, to promote and strengthen sports activities among disabled individuals, NTT East donated some of the proceeds from the telegraphic product “Calligraphy Art telegraph (Dream and Connect)” to the Japan Sports Association for the Disabled.

Furthermore, NTT East proactively endeavored to disclose relevant information to its stakeholders by issuing the “NTT East Group CSR Report 2015”.

5. Financial Standing

As a result of these measures and cost reduction efforts, operating revenues totaled 1,722.3 billion yen (a decrease of 2.4% year on year), operating income totaled 161.8 billion yen (an increase of 47.3% year on year), ordinary income was 173.4 billion yen (an increase of 42.1% year on year), and net income totaled 118.7 billion yen (an increase of 70.7% year on year).

*1:	An abbreviation for Internet of Things. A concept in which things that were not connected to the Internet before can now be connected to the Internet.

*2:	A form of service providing software and hardware via a network that can be utilized as needed without the purchase (ownership) of software and hardware, such as a server.

*3:	An abbreviation for Wireless Fidelity. This is a brand name for certifying that the wireless LAN equipment has the compatibility to connect faultlessly with other equipment. This term is now used to describe the wireless LAN environment itself in which Wi-Fi-compatible equipment interacts with each other.

*4:	Dispersing the load in order to eliminate reduction in transmission speed or connection difficulties that arise due to an increase in the transmission volume.

*5:	A collective name for “FLET’S Hikari Next”, “B FLET’S”, “FLET’S Hikari Light”, “FLET’S Hikari Lightplus” and “FLET’S Hikari Wi-Fi Access” (including “Hikari Collaboration Model”).

*6:	An abbreviation for Key Performance Indicator. Key indicators for evaluating performance. This is a quantitative indicator that measures the degree to which goals have been achieved.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	March 31, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	434,518	395,419	(39,098)
Antenna facilities	3,948	3,791	(156)
Terminal equipment	37,569	31,807	(5,762)
Local line facilities	854,162	835,446	(18,715)
Long-distance line facilities	3,683	3,353	(330)
Engineering facilities	602,828	595,052	(7,775)
Submarine line facilities	1,119	872	(247)
Buildings	423,373	420,792	(2,581)
Structures	16,938	16,964	26
Other machinery and equipment	3,400	3,254	(146)
Vehicles and vessels	307	528	220
Tools, furniture and fixtures	42,826	44,458	1,632
Land	193,047	197,315	4,267
Lease assets	608	750	142
Construction in progress	27,975	17,626	(10,349)
Total property, plant and equipment	2,646,308	2,567,433	(78,874)
Intangible fixed assets	84,496	84,019	(477)
Total fixed assets - telecommunications businesses	2,730,805	2,651,453	(79,351)
Investments and other assets
Investment securities	11,815	13,016	1,200
Investments in subsidiaries and affiliated companies	47,543	46,622	(920)
Other investments in subsidiaries and affiliated companies	3,800	3,712	(88)
Investment in capital	273	473	200
Long-term prepaid expenses	4,042	3,707	(335)
Prepaid pension costs	9,167	3,975	(5,192)
Deferred income taxes	117,889	112,097	(5,792)
Other investments and assets	4,047	3,899	(147)
Allowance for doubtful accounts	(956)	(913)	42
Total investments and other assets	197,623	186,589	(11,033)
Total fixed assets	2,928,428	2,838,043	(90,384)

Current assets:
Cash and bank deposits	21,980	8,675	(13,305)
Notes receivable	15	—	(15)
Accounts receivable, trade	236,984	224,181	(12,802)
Accounts receivable, other	118,510	117,104	(1,405)
Supplies	33,633	26,221	(7,411)
Advance payments	2,332	1,771	(560)
Prepaid expenses	7,460	7,814	353
Deferred income taxes	6,986	7,178	192
Deposits	114,736	196,532	81,795
Other current assets	10,186	10,939	753
Allowance for doubtful accounts	(544)	(442)	102
Total current assets	552,283	599,977	47,694

TOTAL ASSETS	3,480,711	3,438,021	(42,690)

	(Millions of yen)
	March 31, 2015	March 31, 2016	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	430,955	365,835	(65,120)
Lease obligations	1,185	1,410	224
Liability for employees’ retirement benefits	232,618	235,919	3,300
Reserve for point services	9,724	8,574	(1,149)
Reserve for unused telephone cards	9,686	8,671	(1,015)
Allowance for environmental measures	7,748	5,289	(2,459)
Asset retirement obligations	1,119	1,092	(26)
Other long-term liabilities	8,292	21,682	13,390
Total long-term liabilities	701,330	648,475	(52,855)
Current liabilities:
Current portion of long-term borrowings from parent company	66,220	65,120	(1,100)
Accounts payable, trade	85,478	85,229	(249)
Lease obligations	400	417	16
Accounts payable, other	175,324	198,765	23,441
Accrued expenses	14,688	14,953	264
Accrued taxes on income	10,713	11,793	1,079
Advances received	5,348	7,657	2,308
Deposits received	205,477	203,983	(1,493)
Unearned revenues	181	106	(75)
Allowance for environmental measures	3,147	2,601	(545)
Other current liabilities	2,462	2,880	418
Total current liabilities	569,443	593,508	24,064

TOTAL LIABILITIES	1,270,773	1,241,983	(28,790)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—
Earned surplus
Other earned surplus
Reserve for special depreciation	2,241	1,657	(583)
Reserve for reduction entry	12,890	13,197	307
Accumulated earned surplus	356,773	342,336	(14,437)
Total earned surplus	371,905	357,191	(14,713)
Total shareholders’ equity	2,206,632	2,191,918	(14,713)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	3,305	4,119	813
Total unrealized gains (losses), translation adjustments, and others	3,305	4,119	813

TOTAL NET ASSETS	2,209,938	2,196,037	(13,900)

TOTAL LIABILITIES AND NET ASSETS	3,480,711	3,438,021	(42,690)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,625,057	1,585,580	(39,476)
Operating expenses
Business expenses	393,958	335,475	(58,483)
Operations	8,917	8,189	(727)
Maintenance expenses	400,322	391,871	(8,450)
Overhead expenses	94,826	92,269	(2,556)
Administration	87,240	84,482	(2,757)
Experiment and research	41,542	39,696	(1,845)
Depreciation and amortization	357,159	337,474	(19,685)
Retirement of fixed assets	46,910	54,569	7,659
Access charges	29,402	28,289	(1,113)
Miscellaneous taxes	72,886	72,455	(430)
Total operating expenses	1,533,165	1,444,775	(88,389)
Operating income from telecommunications businesses	91,891	140,804	48,913

Supplementary businesses:
Operating revenues	140,365	136,726	(3,638)
Operating expenses	122,414	115,702	(6,712)
Operating income from supplementary businesses	17,950	21,024	3,073
Operating income	109,841	161,828	51,986

Non-operating revenues:
Interest income	76	138	61
Interest on securities	0	—	(0)
Dividends received	6,400	3,169	(3,230)
Gains on sales of fixed assets	9,565	7,789	(1,776)
Miscellaneous income	7,660	6,415	(1,245)
Total non-operating revenues	23,704	17,512	(6,191)

Non-operating expenses:
Interest expenses	5,852	4,987	(865)
Miscellaneous expenses	5,651	914	(4,737)
Total non-operating expenses	11,504	5,901	(5,603)
Recurring profit	122,041	173,439	51,398

Special losses:
Loss on transfer of business	—	3,758	3,758
Provision for allowance for environmental measures	7,930	—	(7,930)
Total special losses	7,930	3,758	(4,171)
Income before income taxes	114,111	169,681	55,569
Corporation, inhabitant, and enterprise taxes	35,511	45,582	10,071
Deferred tax expenses (benefits)	9,027	5,312	(3,715)
Net income	69,571	118,786	49,214

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2015	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total share- holders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special depreciation	Reserve for reduction entry	Accu- mulated earned surplus
April 1, 2014	335,000	1,499,726	1,499,726	2,648	11,405	319,686	333,740	2,168,467	787	787	2,169,255

Cumulative effect of changes in accounting policies						2,092	2,092	2,092			2,092
Current balance reflecting changes in accounting policies	335,000	1,499,726	1,499,726	2,648	11,405	321,778	335,833	2,170,560	787	787	2,171,347
Net change during the annual period
Cash dividends						(33,500)	(33,500)	(33,500)			(33,500)
Net income						69,571	69,571	69,571			69,571
Provision of reserve for special depreciation				206		(206)	—	—			—
Return of reserve for special depreciation				(613)		613	—	—			—
Provision of reserve for reduction entry					1,487	(1,487)	—	—			—
Return of reserve for reduction entry					(3)	3	—	—			—
Others, net									2,518	2,518	2,518

Total net change during the annual period	—	—	—	(407)	1,484	34,994	36,071	36,071	2,518	2,518	38,590

March 31, 2015	335,000	1,499,726	1,499,726	2,241	12,890	356,773	371,905	2,206,632	3,305	3,305	2,209,938

Year ended March 31, 2016	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total share- holders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special depreciation	Reserve for reduction entry	Accu- mulated earned surplus
April 1, 2015	335,000	1,499,726	1,499,726	2,241	12,890	356,773	371,905	2,206,632	3,305	3,305	2,209,938

Net change during the annual period
Cash dividends						(133,500)	(133,500)	(133,500)			(133,500)
Net income						118,786	118,786	118,786			118,786
Provision of reserve for special depreciation				67		(67)	—	—			—
Return of reserve for special depreciation				(651)		651	—	—			—
Provision of reserve for reduction entry					307	(307)	—	—			—
Others, net									813	813	813

Total net change during the annual period	—	—	—	(583)	307	(14,437)	(14,713)	(14,713)	813	813	(13,900)

March 31, 2016	335,000	1,499,726	1,499,726	1,657	13,197	342,336	357,191	2,191,918	4,119	4,119	2,196,037

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	468,529	427,802	(40,727)	(8.7)
Monthly charge revenues*	346,421	321,137	(25,283)	(7.3)
Call rates revenues*	35,542	30,319	(5,223)	(14.7)
Interconnection call revenues*	55,061	51,118	(3,942)	(7.2)
IP services revenues	844,470	855,444	10,974	1.3
Leased circuit services revenues (excluding IP services revenues)	111,986	103,761	(8,224)	(7.3)
Telegram services revenues	14,063	12,812	(1,251)	(8.9)
Other telecommunications services revenues	186,007	185,759	(248)	(0.1)

Telecommunications total revenues	1,625,057	1,585,580	(39,476)	(2.4)

Supplementary business total revenues	140,365	136,726	(3,638)	(2.6)

Total operating revenues	1,765,422	1,722,307	(43,115)	(2.4)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	114,111	169,681	55,569
Depreciation and amortization	362,499	342,744	(19,754)
Loss on disposal of property, plant and equipment	19,276	20,330	1,054
Increase (decrease) in liability for employees’ retirement benefits	1,290	3,300	2,010
(Increase) decrease in accounts receivable	(2,387)	14,232	16,619
(Increase) decrease in inventories	(2,715)	4,671	7,387
Increase (decrease) in accounts payable and accrued expenses	(58,409)	19,826	78,235
Increase (decrease) in accrued consumption tax	12,053	(5,860)	(17,914)
Other	87,582	15,479	(72,102)

Sub-total	533,301	584,406	51,105
Interest and dividends received	6,477	3,276	(3,201)
Interest paid	(6,154)	(4,997)	1,157
Income taxes received (paid)	(24,302)	(36,236)	(11,934)

Net cash provided by (used in) operating activities	509,321	546,449	37,127
Cash flows from investing activities:
Payments for property, plant and equipment	(293,760)	(288,142)	5,617
Proceeds from sale of property, plant and equipment	11,861	8,886	(2,974)
Payments for purchase of investment securities	(248)	(385)	(137)
Proceeds from sale of investment securities	389	1,429	1,040
Other	398	633	234

Net cash provided by (used in) investing activities	(281,359)	(277,578)	3,780
Cash flows from financing activities:
Payments for settlement of long-term debt	(179,020)	(66,220)	112,800
Payments for settlement of lease obligations	(555)	(541)	13
Dividends paid	(33,500)	(133,500)	(100,000)

Net cash provided by (used in) financing activities	(213,075)	(200,261)	12,813
Net increase (decrease) in cash and cash equivalents	14,887	68,609	53,722
Cash and cash equivalents at beginning of year	123,785	138,672	14,887

Cash and cash equivalents at end of year	138,672	207,281	68,609

7. CHANGES IN BOARD OF DIRECTORS

Scheduled Appointment or Resignation Date: June 17, 2016

(1) Candidates for Senior Vice President

Hiroshi Nakamura	(Senior Manager, New Business Development Headquarters)

Akira Sakakibara	(Executive Manager, General Affairs and Personnel Department; General Manager, Medical and Health Administration Center)

Hideyuki Noike	(General Manager, Hokkaido Division; General Manager, Hokkaido Branch, Hokkaido Division)

Kanae Takahashi	(Head of Internal Control Office, NIPPON TELEGRAPH AND TELEPHONE CORPORATION)

Eiichi Sakamoto	(Senior Vice President, Managing Director of Corporate Marketing Strategy Department, NTT DOCOMO, INC.)

(2) Senior Vice Presidents Scheduled to Resign from Office

Hiroshi Nakagawa	(Representative Director and Senior Executive Vice President; scheduled to take office at NTT URBAN DEVELOPMENT CORPORATION)

Yasuhiro Yamamoto	(Senior Vice President; scheduled to take office at MIRAIT Holdings Corporation)

Sumito Kasai	(Senior Vice President; scheduled to take office at Nippon COMSYS Corporation)

Yuichi Kouyama	(Senior Vice President; scheduled to take office at KYOWA EXEO CORPORATION)

Hiroshi Tsujigami	(Senior Vice President; scheduled to take office at NTT DOCOMO, INC.)

(3) Candidates for Executive Officers

1 Candidate scheduled to be re-elected as President

Masayuki Yamamura	(President)

2 Candidates scheduled to take office as Senior Executive Vice Presidents, Representative Directors

Fukuzo Inoue	(Executive Vice President, Representative Director)

Motoyuki Ii	(Executive Vice President, Representative Director)

3 Candidate scheduled to take office as Executive Vice President

Hideo Fujimoto	(Senior Vice President)

(4) New Executive Positions and Organizational Responsibilities

Scheduled appointment date: June 17, 2016

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Executive Vice President, Representative Director;

Senior Executive Manager, New Business Development Headquarters

in charge of risk management; in charge of corporate strategy planning; in charge of general affairs and personnel; in charge of finance

	Fukuzo Inoue	Executive Vice President, Representative Director; Senior Executive Manager, New Business Development Headquarters

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Executive Vice President, Representative Director; Senior Executive Manager, Corporate Sales Promotion Headquarters	Motoyuki Ii	Executive Vice President, Representative Director; Senior Executive Manager, Corporate Sales Promotion Headquarters

Executive Vice President;

Senior Executive Manager, Network Business Headquarters;

in charge of IT innovation; in charge of interconnection promotion; in charge of procurement and supply; in charge of Tohoku future network design and reconstruction; Head of Plant Department established pursuant to the Regulations for Enforcement of the Telecommunications Business Law; in charge of information management pursuant to the Regulations for Enforcement of the Telecommunications Business Law

Hideo Fujimoto

Senior Vice President;

Senior Executive Manager, Network Business Headquarters;

in charge of interconnection promotion; in charge of procurement and supply; in charge of Tohoku future network design and reconstruction; Head of Plant Department established pursuant to the Regulations for Enforcement of the Telecommunications Business Law; in charge of information management pursuant to the Regulations for Enforcement of the Telecommunications Business Law

Senior Vice President; General Manager, Miyagi Division; General Manager, Miyagi Branch, Miyagi Division; Executive Manager, Tohoku Future Network Design and Reconstruction Office	Motoyasu Shibata	Senior Vice President; General Manager, Miyagi Division; General Manager, Miyagi Branch, Miyagi Division; Executive Manager, Tohoku Future Network Design and Reconstruction Office

Senior Vice President; Senior Executive Manager, Sales Promotion Headquarters; Executive Manager, Sales Department, Sales Promotion Headquarters	Masao Seki	Senior Vice President; Senior Executive Manager, Sales Promotion Headquarters; Executive Manager, Sales Department, Sales Promotion Headquarters

Senior Vice President; Executive Manager, Corporate Strategy Planning Department; in charge of information security	Shinji Yano	Senior Vice President; Executive Manager, Corporate Strategy Planning Department; in charge of information security

Senior Vice President; Executive Manager, Plant Planning Department, Network Business Headquarters; in charge of 2020 project	Naoki Shibutani	Senior Vice President; Executive Manager, Plant Planning Department, Network Business Headquarters; in charge of 2020 project

Senior Vice President; General Manager, Tokyo Division	Kenji Asano	Senior Vice President; General Manager, Tokyo Division

Senior Vice President; Executive Manager, Service Operation Department, Network Business Headquarters; Executive Manager, Engineering Department, Network Business Headquarters	Hiroshi Tanabe	Senior Vice President; Executive Manager, Service Operation Department, Network Business Headquarters; Executive Manager, Engineering Department, Network Business Headquarters

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Vice President; Deputy Senior Executive Manager, Corporate Sales Promotion Headquarters; Executive Manager, Office Users Business Department, Corporate Sales Promotion Headquarters	Kiyoshi Harada	Senior Vice President; General Manager, Kanagawa Division; General Manager, Kanagawa Branch, Kanagawa Division

Senior Vice President; Deputy Senior Executive Manager, New Business Development Headquarters; Executive Manager, First Group, New Business Development Headquarters;	Hiroshi Nakamura

Senior Vice President; General Manager, Saitama Division; General Manager, Saitama Branch, Saitama Division	Akira Sakakibara

Senior Vice President; General Manager, Hokkaido Division; General Manager, Hokkaido Branch, Hokkaido Division	Hideyuki Noike

Senior Vice President; General Manager, Kanagawa Division; General Manager, Kanagawa Branch, Kanagawa Division	Kanae Takahashi

Senior Vice President	Eiichi Sakamoto

Note:	Eiichi Sakamoto who is a candidate for the Company will take office as a Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION on June 24, 2016, and also will take office as a Senior Vice President of the Company.

May 13, 2016

FOR IMMEDIATE RELEASE

Financial Results for Fiscal Year Ended March 31, 2016

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the fiscal year ended March 31, 2016 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31, 2016

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Board of Directors

For inquiries, please contact:

Junichiro Maekawa or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2016

Information and communications services are expected to make significant contributions to invigorating and increasing the efficiency of social and economic activities, improving lifestyle convenience and vitalizing local economies. Accordingly, the government and the private sector are working in partnership to achieve the development of a ubiquitous broadband network society in which there is an advanced level of utilization of information communication technology (“ICT”). Moreover, the information and telecommunications market is undergoing structural changes as a result of the shift to broadband and globalization, as well as the spread of smart devices and social media, leading to increasingly sophisticated and diversified needs and patterns of usage. There has also been an increase in the utilization of IoT and Big Data as well as an expansion of platform services and cloud services. Regional telecommunications markets are also undergoing significant changes due to competition between the providers of fiber-optic access services and cable television-based broadband services, competition between the various services made available by faster mobile connections, the convergence of fixed and mobile services and of telecommunications and broadcasting, and the convergence of services through the use of a diverse range of wireless devices.

Within this challenging and dramatically changing business environment, NTT West strove to ensure its reliability and public utilization in the information and communications market by, for example, promoting the smooth migration to optical, IP-based networks and enhancing the fiber-optic access network that is the base of broadband services, while continuing to provide and maintain high-quality, stable universal services.

NTT West also aimed to realize a broadband and ubiquitous network environment that enables customers to connect “anytime, anywhere, and with anyone or anything” “in comfort, safety, and with peace of mind,” and to provide various reasonably priced services that match each customer’s patterns of usage.

(1) Efforts to Promote Fiber-optic and IP services

NTT West worked to provide a more comfortable, safer, and more secure next-generation network (NGN) to promote its fiber-optic and IP services. NTT West was committed to expanding the use of optical services (including the Hikari Collaboration Model) by creating new lifestyles through the creation and launch of new services that make use of fiber-optic access lines, such as Hikari Denwa and video distribution services, and by collaborating with other businesses. NTT West also strove to realize a broadband and ubiquitous network environment, including by expanding Wi-Fi platforms.

For “Hikari services,” with respect to the “Hikari Collaboration Model,” the wholesale provision of “FLET’S Hikari” and other services to various service providers, NTT West worked to proactively cultivate new service providers and to increase new demand through support activities. As a result, this business model has attracted over 200 wide-ranging businesses as providers, with the number of subscriptions exceeding 1.5 million lines as of March 2016. Furthermore, with regards to “FLET’S Hikari,” NTT West made efforts to expand its services aimed at retaining its customers, by launching new web movie promotions for the SOHO market and making improvements to the membership program, “CLUB NTT-West.” As a result, “Hikari services” as a whole exceeded 8.5 million subscriber lines as of March 2016.

In the area of Wi-Fi services, as with the previous fiscal year, NTT West worked to expand the coverage area for “DoSPOT,” a Wi-Fi service developed for retail stores provided by NTT MEDIA SUPPLY CO., LTD., and to improve the seamless connectivity environment offered through the “Japan Connected-Free Wi-Fi” application designed by NTT Broadband Platform, Inc. for foreign visitors to Japan. In addition, NTT West worked to expand its Wi-Fi platform by entering into comprehensive collaboration agreements with local governments, as a sign of alliances with such local governments, with respect to public free Wi-Fi, and by promoting the development of Wi-Fi environments.

(2) Initiatives in the Solutions Business

NTT West proactively offered alliance and solution proposals to companies and local governments, and has been deploying “Smart Hikari Solutions” to satisfy regional customers’ needs through the utilization of ICT. Some of the new service developments through alliances included the commencement of measures towards supporting the Social Security and Tax Number System in partnership with Tokio Marine & Nichido Fire Insurance Co., Ltd. and NTT East, the first of its kind in Japan. In addition, NTT West installed information and communications platforms and public wireless LAN services for the government of Inecho in Kyoto prefecture, with whom NTT West has entered into a comprehensive partnership agreement. Through many other similar partnership agreements with other local governments, NTT West has continued to work towards promoting “Smart Hikari Town” to create a convenient and comfortable environment that utilizes ICT.

In terms of new services, NTT West worked to improve its services, including ensuring the same bandwidth to “Business Ether Wide” as a leased line, and newly adding the “Certificate Issuance Services” to “Biz Hikari Cloud”. “Certificate Issuance Services” enable users to apply for various certificates online such as graduation (planned) certificates and to print them out at convenience stores.

For small to medium enterprise customers, NTT West launched a new type of business phone, “Smart Netcommunity aA1 (Standard Type),” which can operate in conjunction with cloud services and revolutionizes conventional work styles by increasing the efficiency of communications through the utilization of smartphones and tablets. In addition, NTT West launched its “Office On-Site Support Services” to provide finely-tailored services to cover the ICT support needs of its customers. Further, NTT West worked to improve its services by launching its “UTM Support Service” in response to the increase in demand for information security triggered by the introduction of the Social Security and Tax Number System.

(3) Status of Business Operation Structure

In terms of its business operating structure, in July 2015, NTT West created the “Alliance Business Headquarters” in order to provide broadband services that are even more comfortable, safe and secure via the B2B2X model through provision of the Hikari Collaboration Model, alliance strategies, new service development and the creation of business models. As for the business market, NTT West also created an “Advanced Solutions Sales Department,” which specializes in cloud services for universities, banks and local governments, within the Corporate Business Headquarters in order to strengthen its ability to provide highly specialized, sophisticated and advanced solutions tailored to customers’ industries and needs.

In the area of facility maintenance, NTT West worked to enhance its disaster preparedness framework by conducting disaster exercises designed to simulate events in the event of a large earthquake along the Nankai Trough, setting installation standards for special public Wi-Fi services for temporary shelters in emergency situations, as well as conducting practical exercises aimed at maintaining and enhancing service quality and strengthening IP service operations. NTT West also implemented measures to prevent accidents involving facilities, such as planned facility inspections, with the goal of eliminating third-party accidents caused by fallen lines. To prevent site accidents involving physical injury, NTT West worked to expand its safety measures by establishing a timeframe for improving safety promotion initiatives.

As part of its comprehensive cost control efforts to maintain profitable operations, NTT West worked to further enhance the efficiency of fiber-optic service installations, including reducing material costs by utilizing terminal equipment and streamlining procurement operations for materials, increasing construction projects that do not require the dispatch of NTT West employees, reducing the number of back orders resulting from emergency pipe work and improving the delivery date on orders for “Business Ether Wide.”

(4) Corporate Social Responsibility (“CSR”) Activities

In the area of CSR promotion, the “NTT Group CSR Charter” (adopted in June 2006) provides that, as responsible members of the information and communication industry, NTT Group companies will provide services of the highest quality and reliability and contribute to the development of a safe, secure and prosperous society in which people, society and the earth are connected through communications. Based on the NTT Group CSR Charter, NTT West established three core CSR principles – “thorough compliance,” “development of a safe and secure society” and “creation of value through business activities” – as well as a “visualization” benchmark. Each NTT West employee takes part in CSR activities, including working to maintain legal compliance, providing safe and reliable communication services, and reducing the burden on the environment.

To ensure “thorough compliance,” NTT West Group has focused on promoting group-wide initiatives in five high-risk areas that have the potential to erode consumer trust in NTT West group companies, namely eradicating “on-the-job misconduct,” “driving while under the influence” and “power harassment,” as well as promoting “thorough management of customers’ information” and observing “respect for human rights.” In conjunction with these initiatives, NTT West also worked to improve the “Corporate Culture” to “create a positive workplace with open communication” thereby working to ensure even greater employee awareness.

Based on the “Green NTT West Strategy” established in June 2012, in order to “achieve its environmental grand design,” NTT West has been working to decrease its environmental burden by decreasing power usage, the amount of its paper uses, and the volume of its waste products. In addition, NTT West also contributed to protecting the earth’s environment by undertaking community-based activities centered around tree-planting and plant growing, grass-cutting and cleaning activities pursuant to the “NTT West Midori Ippai Project” in order to “promote biodiversity preservation activities.”

NTT West has been promoting its group-wide CSR activities and enhancing its environmental management while instilling the principles of the NTT Group CSR Charter. NTT West also issued the “NTT West Group Environmental Report 2015” and the “NTT West Group Environmental Report 2015” to proactively disclose relevant information to its stakeholders.

(5) Financial Standing

As a result of these efforts during the fiscal year ended March 31, 2016, operating revenues totaled 1,528 billion yen (a decrease of 2.9% from the previous fiscal year), operating income was 74.0 billion yen (an increase of 107.6% from the previous fiscal year), income before income taxes was 67.1 billion yen (an increase of 132.8% from the previous fiscal year), and net profit totaled 72.4 billion yen (a decrease of 420.2% from the previous fiscal year).

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	March 31, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	407,805	371,004	(36,800)
Antenna facilities	6,061	6,224	163
Terminal equipment	17,786	17,166	(620)
Local line facilities	981,834	993,040	11,206
Long-distance line facilities	2,201	2,138	(62)
Engineering facilities	541,617	530,501	(11,116)
Submarine line facilities	4,094	3,587	(506)
Buildings	344,165	327,911	(16,253)
Structures	13,751	13,445	(305)
Other machinery and equipment	1,294	1,359	64
Vehicles and vessels	283	371	88
Tools, furniture and fixtures	31,014	31,513	498
Land	173,308	173,841	533
Lease assets	165	165	(0)
Construction in progress	25,780	18,488	(7,291)
Total property, plant and equipment	2,551,165	2,490,761	(60,403)
Intangible fixed assets	68,950	65,914	(3,036)
Total fixed assets - telecommunications businesses	2,620,116	2,556,676	(63,440)
Investments and other assets
Investment securities	5,204	4,994	(210)
Investments in subsidiaries and affiliated companies	39,373	38,481	(891)
Investment in capital	447	637	189
Long-term prepaid expenses	3,537	3,411	(125)
Prepaid pension costs	2,605	—	(2,605)
Deferred income taxes	91,750	116,066	24,315
Other investments and assets	6,944	6,660	(284)
Allowance for doubtful accounts	(652)	(638)	14
Total investments and other assets	149,211	169,613	20,402
Total fixed assets	2,769,327	2,726,289	(43,037)

Current assets:
Cash and bank deposits	26,533	21,765	(4,767)
Notes receivable	6	—	(6)
Accounts receivable, trade	198,729	201,155	2,425
Accounts receivable, other	97,738	89,674	(8,063)
Securities	6	6	—
Supplies	33,580	34,656	1,075
Advance payments	4,750	3,867	(882)
Prepaid expenses	6,345	6,281	(64)
Deferred income taxes	3,024	5,543	2,518
Deposits	64,002	50,000	(14,002)
Other current assets	9,210	8,537	(672)
Allowance for doubtful accounts	(597)	(514)	83
Total current assets	443,329	420,973	(22,355)

TOTAL ASSETS	3,212,656	3,147,263	(65,393)

	(Millions of yen)
	March 31, 2015	March 31, 2016	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	778,827	651,707	(127,120)
Lease obligations	693	706	12
Liability for employees’ retirement benefits	229,952	233,574	3,621
Reserve for point services	7,571	4,672	(2,899)
Reserve for unused telephone cards	9,160	8,200	(960)
Allowance for environmental measures	10,794	9,074	(1,720)
Asset retirement obligations	345	361	15
Other long-term liabilities	5,698	4,837	(860)
Total long-term liabilities	1,043,045	913,134	(129,911)

Current liabilities:
Current portion of long-term borrowings from parent company	175,600	127,120	(48,480)
Accounts payable, trade	74,063	70,067	(3,995)
Short-term borrowings	75,000	142,465	67,465
Lease obligations	199	198	(0)
Accounts payable, other	179,243	178,421	(821)
Accrued expenses	13,813	14,368	554
Accrued taxes on income	1,082	8,102	7,019
Advances received	4,021	2,814	(1,206)
Deposits received	141,105	129,490	(11,615)
Unearned revenues	57	16	(40)
Allowance for environmental measures	3,356	2,467	(888)
Other current liabilities	3,342	2,631	(711)
Total current liabilities	670,885	678,163	7,278

TOTAL LIABILITIES	1,713,930	1,591,297	(122,632)

NET ASSETS

Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—
Earned surplus
Other earned surplus
Accumulated earned surplus	15,934	73,358	57,424
Total earned surplus	15,934	73,358	57,424
Total shareholders’ equity	1,497,988	1,555,412	57,424
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	738	553	(185)
Total unrealized gains (losses), translation adjustments, and others	738	553	(185)

TOTAL NET ASSETS	1,498,726	1,555,965	57,239

TOTAL LIABILITIES AND NET ASSETS	3,212,656	3,147,263	(65,393)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,415,321	1,372,571	(42,749)
Operating expenses
Business expenses	377,656	323,076	(54,579)
Operations	11,119	10,176	(943)
Maintenance expenses	356,374	347,429	(8,945)
Overhead expenses	63,231	60,167	(3,063)
Administration	78,582	72,246	(6,336)
Experiment and research	41,642	39,522	(2,120)
Depreciation and amortization	324,144	313,724	(10,419)
Retirement of fixed assets	48,470	55,995	7,524
Access charges	25,686	25,485	(200)
Miscellaneous taxes	65,937	65,116	(821)
Total operating expenses	1,392,847	1,312,941	(79,905)
Operating income from telecommunications businesses	22,473	59,630	37,156

Supplementary businesses:
Operating revenues	158,892	155,452	(3,440)
Operating expenses	145,692	141,010	(4,681)
Operating income from supplementary businesses	13,200	14,442	1,241
Operating income	35,674	74,072	38,398

Non-operating revenues:
Interest income	5	2	(3)
Interest on securities	0	1	0
Dividends received	1,355	1,568	212
Gains on sales of fixed assets	2,531	1,698	(832)
Miscellaneous income	2,123	2,504	381
Total non-operating revenues	6,015	5,775	(240)

Non-operating expenses:
Interest expenses	11,461	9,410	(2,051)
Miscellaneous expenses	1,390	3,290	1,900
Total non-operating expenses	12,851	12,701	(150)
Recurring profit	28,838	67,146	38,308

Special losses:
Provision for allowance for environmental measures	7,972	—	(7,972)
Total special losses	7,972	—	(7,972)
Income before income taxes	20,865	67,146	46,281
Corporation, inhabitant, and enterprise taxes	5,457	21,449	15,992
Deferred tax expenses (benefits)	1,486	(26,727)	(28,214)
Net income	13,921	72,425	58,503

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2015	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
April 1, 2014	312,000	1,170,054	1,170,054	19,272	19,272	1,501,326	415	415	1,501,742

Cumulative effect of changes in accounting policies				1,740	1,740	1,740			1,740
Current balance reflecting changes in accounting policies	312,000	1,170,054	1,170,054	21,013	21,013	1,503,067	415	415	1,503,482
Net change during the annual period
Cash dividends				(19,000)	(19,000)	(19,000)			(19,000)
Net income				13,921	13,921	13,921			13,921
Others, net							322	322	322

Total net change during the annual period	—	—	—	(5,079)	(5,079)	(5,079)	322	322	(4,756)

March 31, 2015	312,000	1,170,054	1,170,054	15,934	15,934	1,497,988	738	738	1,498,726

Year ended March 31, 2016	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
April 1, 2015	312,000	1,170,054	1,170,054	15,934	15,934	1,497,988	738	738	1,498,726

Net change during the annual period
Cash dividends				(15,000)	(15,000)	(15,000)			(15,000)
Net income				72,425	72,425	72,425			72,425
Others, net							(185)	(185)	(185)

Total net change during the annual period	—	—	—	57,424	57,424	57,424	(185)	(185)	57,239

March 31, 2016	312,000	1,170,054	1,170,054	73,358	73,358	1,555,412	553	553	1,555,965

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	472,572	428,645	(43,926)	(9.3)
Monthly charge revenues*	347,759	319,687	(28,071)	(8.1)
Call rates revenues*	33,194	28,259	(4,935)	(14.9)
Interconnection call revenues*	61,333	55,840	(5,492)	(9.0)
IP services revenues	686,194	702,712	16,518	2.4
Leased circuit services revenues (excluding IP services revenues)	103,035	93,383	(9,652)	(9.4)
Telegram services revenues	15,455	14,088	(1,367)	(8.8)
Other telecommunications services revenues	138,062	133,741	(4,321)	(3.1)

Telecommunications total revenues	1,415,321	1,372,571	(42,749)	(3.0)

Supplementary business total revenues	158,892	155,452	(3,440)	(2.2)

Total operating revenues	1,574,213	1,528,023	(46,189)	(2.9)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	20,865	67,146	46,281
Depreciation and amortization	327,648	317,082	(10,565)
Loss on disposal of property, plant and equipment	20,091	26,641	6,549
Increase (decrease) in liability for employees’ retirement benefits	1,615	3,621	2,006
(Increase) decrease in accounts receivable	1,859	5,852	3,992
(Increase) decrease in inventories	(1,722)	(902)	819
Increase (decrease) in accounts payable and accrued expenses	(5,271)	(8,759)	(3,488)
Increase (decrease) in accrued consumption tax	9,098	(4,085)	(13,183)
Other	43,010	(5,957)	(48,968)

Sub-total	417,194	400,637	(16,556)
Interest and dividends received	1,362	1,571	209
Interest paid	(11,549)	(9,477)	2,071
Income taxes received (paid)	(3,745)	(5,528)	(1,782)

Net cash provided by (used in) operating activities	403,260	387,203	(16,057)
Cash flows from investing activities:
Payments for property, plant and equipment	(303,015)	(284,746)	18,268
Proceeds from sale of property, plant and equipment	5,483	2,275	(3,208)
Payments for purchase of investment securities	(198)	(865)	(667)
Proceeds from sale of investment securities	21	462	440
Other	335	265	(70)

Net cash provided by (used in) investing activities	(297,372)	(282,607)	14,764
Cash flows from financing activities:
Proceeds from issuance of long-term debt	70,000	—	(70,000)
Payments for settlement of long-term debt	(157,370)	(175,600)	(18,230)
Net increase (decrease) in short-term borrowings	2,990	67,462	64,472
Payments for settlement of lease obligations	(493)	(227)	266
Dividends paid	(19,000)	(15,000)	3,999

Net cash provided by (used in) financing activities	(103,873)	(123,365)	(19,491)
Net increase (decrease) in cash and cash equivalents	2,015	(18,769)	(20,784)
Cash and cash equivalents at beginning of year	88,520	90,535	2,015

Cash and cash equivalents at end of year	90,535	71,765	(18,769)

7. CHANGES IN BOARD OF DIRECTORS

Scheduled appointment date: June 17, 2016

(1)	Candidatesfor Members of the Board

	Naoki Yamamoto	(Senior Executive Manager, Marketing Headquarters)

	Takafumi Sakaguchi	(Senior Manager of Personnel Department (NTT NEOMEIT CORPORATION))

(2)	Members of the Board scheduled to resign from office

	Toshihiko Kumamoto	(Senior Executive Vice President, Representative Director; scheduled to take office at Seibu Electric Industry Co., Ltd.)

	Masaharu Higashitamori	(Member of the Board; scheduled to take office at NTT FINANCE CORPORATION)

	Shuji Oota	(Member of the Board; scheduled to take office at NTT Travel Service Co., Ltd.)

(3)	Candidates for Executive Officers

1 Candidate scheduled to be re-elected as President

	Kazutoshi Murao	(President)

2 Candidates scheduled to take office as Senior Executive Vice President, Representative Director

	Shinji Oota	(Executive Vice President, Representative Director)

	Yoshihiro Kuroda	(Executive Vice President)

(4)	New Executive Positions and Organizational Responsibilities

Scheduled appointment date: June 17, 2016

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Executive Vice President,

Representative Director;

Senior Executive Manager, Alliance

Business Headquarters;

Executive Manager, Business Design

Department, Alliance Business

Headquarters;

Executive Manager, Hikari Collaboration

Department, Alliance Business

Headquarters;

Senior Executive Manager, Marketing

Headquarters;

In charge of Corporate Business

Headquarters;

In charge of Corporate Strategy Planning

Department;

In charge of Accounts and Finance Department;

In charge of Personnel Department;

In charge of General Affairs Department;

In charge of Compliance and CSR

Shinji Oota

Executive Vice President, Representative

Director;

Senior Executive Manager, Alliance Business Headquarters;

Executive Manager, Business Design

Department, Alliance Business

Headquarters;

In charge of Corporate Business

Headquarters;

In charge of Marketing Headquarters

Senior Executive Vice President, Representative Director;

Senior Executive Manager, Plant Headquarters;

Executive Manager, Network Department, Plant Headquarters;

In charge of Technology Innovation Department

	Yoshihiro Kuroda	Executive Vice President; Senior Executive Manager, Plant Headquarters; Executive Manager, Network Department, Plant Headquarters; In charge of Technology Innovation Department

Member of the Board; Senior Executive Manager, Corporate Business Headquarters	Kazunari Furugen	Member of the Board; Senior Executive Manager, Corporate Business Headquarters

Member of the Board; Executive Manager, Corporate Strategy Planning Department; Executive Manager, Accounts and Finance Department; In charge of Information Security Department	Shozo Ito	Member of the Board; Executive Manager, Corporate Strategy Planning Department; Executive Manager, Accounts and Finance Department; In charge of Information Security Department

Member of the Board; Executive Manager of Service Management Department, Plant Headquarters	Yasushi Tohtake	Member of the Board; Executive Manager of Service Management Department, Plant Headquarters

Member of the Board; Senior Executive Manager, Kansai Regional Headquarters; General Manager, Osaka Branch	Mikihiro Kitamura	Member of the Board; Senior Executive Manager, Kansai Regional Headquarters; General Manager, Osaka Branch

Member of the Board; Executive Manager, Technology Innovation Department	Katsuya Uema	Member of the Board; Executive Manager, Technology Innovation Department

Member of the Board; Executive Manager, Personnel Department	Kou Ikeda	Member of the Board; Executive Manager, Personnel Department

Member of the Board; General Manager, Kyusyu Division General Manager, Fukuoka Branch	Ichiro Uehara	Member of the Board; General Manager, Kyusyu Division General Manager, Fukuoka Branch

Member of the Board	Teruyuki Kishimoto	Member of the Board

Member of the Board General Manager, Tokai Division General Manager, Nagoya Branch	Naoki Yamamoto

Member of the Board	Takafumi Sakaguchi

Member of the Board	Akira Shimada	Member of the Board

Note:	Teruyuki Kishimoto, who is a candidate for Member of the Board of the Company, will continue to execute his duties as a President and Representative Member of the Board of NTT FIELDTECHNO CORPORATION.

Takafumi Sakaguchi, who is also a candidate for Member of the Board of the Company, will continue to execute his duties as a President and Representative Member of the Board of NTT NEOMEIT CORPORATION.

May 13, 2016

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for Fiscal Year Ended March 31, 2016

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the fiscal year ended March 31, 2016. Please see the following attachments for further details:

I.	Results for Fiscal Year Ended March 31, 2016

II.	Financial Results of NTT Communications Group

III.	Non-Consolidated Comparative Balance Sheets

IV.	Non-Consolidated Comparative Statements of Income

V.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

VI.	Business Results (Non-Consolidated Operating Revenues)

VII.	Non-Consolidated Comparative Statements of Cash Flows

VIII.	Changes in NTT Communications Directors (Subject to Shareholders’ Approval)

#     #     #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including the leading global tier-1 IP network, the Arcstar Universal One™ VPN network reaching 196 countries/regions, and 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Results for the Fiscal Year Ended March 31, 2016

1. Background

Against a background of uncertainty in the global economy due to factors such as slowing growth in emerging countries, many companies around the world are taking a proactive business approach and focusing on activities to further strengthen their competitiveness, such as entering new markets and investing in growth markets. The ICT market is undergoing drastic structural change globally, with competition becoming fiercer and more diverse. Leveraging technologies such as layered software-defined networking, virtualization and automation, companies are integrating business divisions that transcend layers, are revolutionizing their business processes through M2M technology and IoT, and business divisions within companies are increasingly making their own IT purchase decisions.

2. Business Strategies

NTT Com continues to offer solutions centered on seamless global services such as cloud, colocation, network, applications, security and managed ICT services. During the fiscal year ended March 31, 2016, NTT Com helped an increasing number of customers expand their business and implement management reforms. In addition, NTT Com designated increasing its global market share as a goal for the year, and worked to improve its service functions and expand its areas of coverage. To strengthen its competitiveness, NTT Com focused on achieving more seamless global processes in the area of services, sales, operations and management.

During the fiscal year ended March 31, 2016, NTT Communications Group increased its revenues and enjoyed continued growth in new business areas, particularly in cloud-related services. As a result, in an analyst report that evaluates IT vendors on a worldwide basis, NTT Com was named to the top “Leader” position in the global network business field for the third year in a row. Furthermore, NTT Com was named to the “Leader” position for the first time in an assessment of cloud business operators in the Asia-Pacific region.

Specific measures taken by type of service were as follows:

•	Cloud Computing Platforms

As an enhancement to its “Enterprise Cloud” solution, a cloud service for corporate customers offered in 14 locations in 11 countries across the world, in April 2015 NTT Com launched its “Oracle Database Enterprise Edition RAC (Real Application Clusters)” service. NTT Com is the first Japanese cloud business operator to provide such a service.

In addition, in March 2016 NTT Com significantly upgraded its Enterprise Cloud service, launching the new version in Japan and the U.K., with key features including the bundled provision of:

•	an exclusive hosted private cloud;

•	shared cloud for enterprises;

•	a seamless hybrid cloud environment;

•	free and seamless connectivity between cloud platforms; and

•	a cloud management platform that enables efficient operation management and governance.

By offering a hybrid cloud solution, including bare-metal servers, and a comprehensive cloud management platform that unifies control of both Enterprise Cloud and third-party providers’ clouds, NTT Com is enhancing its cloud environments, helping customers streamline their business operations, and reducing their costs. In this way, NTT Com has leveraged digital transformation to drive innovation in its customers’ business environments.

NTT Com additionally commenced delivery of its Nexcenter data center service in the following locations:

•	CA3 Data Center in Sacramento, U.S.A (April 2015);

•	Mumbai 5 Data Center in India (October 2015);

•	Bangkok 2 Data Center in Thailand (December, 2015);

•	Hong Kong Financial Data Center – Phase 2 (December 2015); and

•	Osaka 5 Data Center in Japan (January 2016).

NTT Com also commenced construction of its Dallas Texas 1 Data Center (TX1) in the U.S.A. in September 2015. NTT Com further expanded the number of its data center locations by acquiring Lux e-shelter 1 S.a.r.l., a data center business operator in Germany, in June 2015, and PT Cyber CSF, the largest data center business operator in Indonesia, in October 2015.

•	Data Networks

In the enterprise services area, in August 2015 NTT Com commenced delivery of its “Multi-Cloud Connect” solution, a secure data network service offered via the corporate VPN service “Arcstar Universal One,” and via cloud services such as “Microsoft Azure” and “Amazon Web Service.” Multi-Cloud Connect became compatible with Microsoft Office 365 in February 2016. NTT Com is working to expand the areas of coverage and increase the number of connection service menus.

As an enhancement to its “Arcstar Universal One” solution, in September 2015 NTT Com commenced the offering of its “Arcstar Universal One Ethernet Leased Line Flexible-Ethernet Option” service, allowing customers to quickly and easily control bandwidth and routing using SDN technology, and helping them to achieve more agile business development processes.

To meet the demand for strengthened security in corporate environments, NTT Com significantly enhanced its OCN DDoS defense orchestrator service, which protects networks against DDoS attacks. These enhancements are in line with new guidelines set by the Financial Services Agency of Japan, and have allowed a greater number of financial institutions and EC business operators and others to access internet services more securely.

For its individual customers, NTT Com launched service counters offering same-day delivery of “SIM Card for Voice & Data,” a special SIM card for LTE compatible mobile data communications. These delivery counters have been gradually rolled out nationwide starting May 2015. For users of NTT Com’s 050 plus and Mypocket applications, in July 2015 NTT Com introduced a “count-free function” whereby any charges incurred during the downloading or uploading of data via those applications are waived. In addition, in February 2016 NTT Com started offering users of the internet service provider OCN a free malware blocker service which prevents customers from inadvertently divulging personal information, the first internet service provider in Japan to offer such a service.

•	Voice Communications

To further enhance its “Arcstar UCaaS”, unified-communication cloud service, NTT Com commenced delivery of its “Arcstar UCaaS Microsoft ® Type” service in April 2015, complementing the existing “Arcstar UCaaS Cisco Type” service. The services were made compatible with other business software applications, such as Office 365, meeting a wide range of customer needs.

In January 2016, NTT Com further enhanced the functionality of its “Arcstar Conferencing,” a teleconference service, allowing customers to conduct teleconferences via the internet and video conferences via VPN connections.

In the IP telephony field, in August 2015 NTT Com expanded its business model by launching at a wholesale level “050IP telephone apps” utilizing NTT Com’s IP telephony platforms. This enables Mobile Virtual Network operators providing “Kakuyasu Smart Phones” and cable TV operators to provide affordable IP telephony services to users of NTT Com services.

In the area of voice application services, in July 2015 NTT Com launched “Bestie Box,” a new group communication application leveraging its SkyWay platform and deploying WebRTC technology, allowing users to enjoy various group activities.

•	Applications and Content

In April 2015, NTT Com conducted a full-fledged launch of “ID Federation,” a single sign-on service for enterprises, and made it compatible with over 1,600 business applications including Microsoft Office 365, Salesforce, Box content management and Google applications. After an initial launch in Japan, the service was additionally rolled out in Singapore and Thailand in October 2015, and will gradually become available in other countries and regions.

NTT Com has also expanded the coverage area of Enterprise Mail, an enterprise cloud e-mail service. Having already launched the service in Singapore, Malaysia and Vietnam, NTT Com extended delivery to Thailand and Indonesia in June 2015.

In the field of enterprise storage, NTT Com and Box Inc. jointly developed “Box over VPN,” allowing customers to use Box’s content platform on NTT Com’s VPN. The service was launched in March 2016.

•	Solutions

NTT Com enhanced its ICT service Global Management One, expanding the range of managed services to meet the needs of its users, both amongst Japanese companies and globally. As an example, in October 2015, NTT Com launched Managed Oracle, allowing Global Management One to connect with Enterprise Cloud to facilitate the monitoring and backup of Oracle databases. Further, with the aim of further expanding into the application field and accelerating its global expansion, NTT Com announced the acquisition of Atlas Information Technology, S.A., a company delivering various kinds of managed cloud and applications services primarily in Europe, allowing it to further improve the added value of the Global Management One service. In February 2016, NTT Com announced that it would also actively expand availability of the service in North America and Asia-Pacific.

Through collaboration with leading Japanese and U.S.-based security companies, NTT Com has enhanced its Wide Angle security service by offering expanded web application firewall functionality, through improved communication interruption functionality in response to targeted cyber-attacks and through the addition of software-based security appliances that can be deployed on customer companies’ private clouds and cloud providers’ platforms. NTT Com has additionally leveraged developments in the field of Artificial Intelligence (machine learning) to strengthen detection and analysis of cyber-attacks on enterprises’ ICT environments. With new threats evolving in cyber space on a daily basis, the need for responsive high-quality security services continues to grow. NTT Com has accordingly transferred ownership of NTT Com Security AG to Nippon Telegraph and Telephone Corporation; this will allow more focused development of new specialized security technologies, strengthen capacity to make efficient and effective investments and improve the competiveness of the security business, across the entire NTT Group.

•	Others

NTT Com has continued to expand the range of services, control functions and information available on the NTT Communications Business Portal solution. Approximately 13,000 customer companies have used the portal.

As an enhancement to the NTT Communications API Gateway, in April 2015, NTT Com launched the NTT Communications Developers Portal, which enables users to simultaneously see the specification, operational status and sample codes for NTT Com’s APIs.

NTT Com additionally established its IoT Office in August 2015, aimed at providing customers with secure IoT solutions that leverage the company’s global network, cloud infrastructure and data centers, and which deploy IoT technology to help improve corporate clients’ productivity and facilitate their new business development. The IoT Office has developed various IoT solutions-based services and promoted partnerships with application platform businesses and device businesses.

NTT Com has strengthened its consultative selling capabilities, whereby its account managers and sales persons meet with C-level executives to contribute directly to their management innovations. Furthermore, by improving NTT Com’s own business processes to strengthen its sales functions and by reviewing its internal systems in line with those changes, NTT Com has created an environment where account managers and sales persons can focus on proactive customer engagement, instead of spending time on delivery and support issues.

In the field of operations, NTT Com has moved to standardize building facilities, delivery processes, maintenance procedures and operations as part of its changes to strengthening its sales functions. In addition, NTT Com has established an environment where staff responsible for those areas can concentrate on improving customer satisfaction. NTT Com has also taken measures to improve service stability by conducting comprehensive inspections and overhauls based on reliability guidelines and information transmission regulations.

In order to promote seamless global management, NTT Com has implemented a globally standardized ERP system across each NTT Com group company. NTT Com is also aiming to strengthen its procurement capabilities through the use of standardized procurement guidelines in its overseas offices and the centralization of its major group companies’ procurement in Japan.

In the field of CSR activities, NTT Com has implemented various environmental protection measures, such as reducing electricity consumption through improvements in air conditioning systems and further expansion in the use of the automatic air conditioning system “Smart DASH” in data centers and communications facilities.

NTT Com established an Information Security Department in October 2015, whose mission is to deliver total solutions for information security and cyber security, including CSIRT (Computer Security Incident Response Team) functionality, further strengthening the management of its own overall security.

In addition, NTT Com has been actively promoting a highly productive ICT-enabled workplace environment for its own employees that allows them to adopt flexible working practices, achieve an improved work/life balance and thereby achieve their full potential, regardless of age, gender, nationality, religion or physical ability. Based on the NTT Group’s gender equality plan targeting a doubling of the percentage of women managers to 8.9% in 2020, NTT Com additionally continues to support the career development of female employees and the appointment of female managers, as well as actively hiring more female employees. NTT Com was certified by the Ministry of Economy, Trade and Industry in 2015 as one of the “New Top 100 Companies Managing with Diversity,” following an evaluation of global human resources development and other activities.

3. Operating Results

As a whole, NTT Communications Group’s consolidated operating revenues increased for the third consecutive fiscal year, increasing 55.8 billion yen (+4.4%) over the prior fiscal year to reach 1,319.1 billion yen, owing to strong results in overseas subsidiaries, among other factors. However, operating income decreased 1.6 billion yen (-1.4%) compared to the prior fiscal year to 118.2 billion yen.

Although revenues from NTT Com’s cloud computing platforms increased 5.0 billion yen (+7.8%) over the prior fiscal year to 70.0 billion yen, revenues from applications and content increased 0.2 billion yen (+0.7%) to 38.7 billion yen, solution business revenues increased 12.5 billion yen (+8.4%) to 162.3 billion yen, data network revenues decreased by 0.9 billion yen (-0.3%) compared to the prior fiscal year to 369.8 billion yen and voice communications revenues decreased 9.5 billion yen (-3.6%) to 260.3 billion yen. As a result, NTT Communications’ total non-consolidated operating revenues increased, for the first increase in eight years, to 8.3 billion yen (+0.9%) over the prior fiscal year to 918.3 billion yen.

As a result of increased telecommunication equipment expenses and the launch of Hikari Collaboration Model services, total operating expenses increased 10.3 billion yen (+1.3%) compared to the prior fiscal year to 827.1 billion yen.

As a result of the above, operating income decreased 1.9 billion yen (-2.1%) compared to the prior fiscal year to 91.1 billion yen, and net income decreased by 4.9 billion yen (- 6.5%) to 72.3 billion yen.

II. Financial Results of NTT Communications Group

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	1,263,357	1,319,113	55,756	4.4
Operating expenses	1,143,538	1,200,915	57,377	5.0
Operating income	119,819	118,198	(1,621)	(1.4)

III. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	March 31, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,814	134,315	(5,498)
Antenna facilities	1,565	1,707	142
Terminal equipment	892	1,397	505
Local line facilities	730	730	0
Long-distance line facilities	6,089	5,759	(330)
Engineering facilities	52,008	51,789	(218)
Submarine line facilities	13,354	13,408	53
Buildings	181,117	199,178	18,061
Structures	3,216	3,030	(186)
Other machinery and equipment	120	112	(7)
Vehicles and vessels	83	82	(1)
Tools, furniture and fixtures	35,460	37,805	2,345
Land	45,231	45,241	10
Lease assets	8,102	5,060	(3,042)
Construction in progress	29,415	28,085	(1,330)
Total property, plant and equipment	517,203	527,706	10,502
Intangible fixed assets	92,130	101,766	9,635
Total fixed assets - telecommunications businesses	609,333	629,472	20,138
Investments and other assets
Investment securities	191,569	135,291	(56,278)
Investments in subsidiaries and affiliated companies	290,139	381,949	91,809
Other investments in subsidiaries and affiliated companies	1,092	1,500	408
Investment in capital	150	359	209
Contributions to affiliated companies	2,226	2,049	(177)
Long-term loans receivable to subsidiaries	1,725	1,725	—
Long-term prepaid expenses	3,030	3,483	453
Prepaid pension costs	6,029	6,235	205
Deferred income taxes	—	6,217	6,217
Submarine line use rights	14,233	17,088	2,854
Other investments and assets	15,389	14,624	(764)
Allowance for doubtful accounts	(190)	(207)	(17)
Total investments and other assets	525,395	570,316	44,921
Total fixed assets	1,134,729	1,199,789	65,059

Current assets:
Cash and bank deposits	8,244	12,607	4,363
Notes receivable	22	—	(22)
Accounts receivable, trade	174,341	179,839	5,497
Accounts receivable, other	49,686	47,624	(2,061)
Lease investment assets	147	117	(30)
Supplies	9,185	9,806	620
Advance payments	1,587	3,700	2,113
Prepaid expenses	5,639	6,469	829
Deferred income taxes	3,423	3,694	270
Deposits paid to parent company	1,506	4,054	2,547
Other current assets	41,603	29,214	(12,388)
Allowance for doubtful accounts	(1,151)	(1,017)	134
Total current assets	294,234	296,110	1,876

TOTAL ASSETS	1,428,963	1,495,899	66,935

	(Millions of yen)
	March 31, 2015	March 31, 2016	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company and subsidiary	93,360	199,504	106,144
Lease obligations	5,751	5,183	(567)
Deferred tax liabilities	10,001	—	(10,001)
Liability for employees’ retirement benefits	85,581	86,722	1,140
Reserve for point services	857	547	(309)
Reserve for unused telephone cards	4,053	3,628	(424)
Asset retirement obligations	1,555	3,296	1,741
Other long-term liabilities	5,998	5,170	(828)
Total long-term liabilities	207,159	304,053	96,893

Current liabilities:
Current portion of long-term borrowings from parent company	53,360	43,360	(10,000)
Accounts payable, trade	29,085	31,894	2,809
Short-term borrowings	11,254	7,766	(3,488)
Lease obligations	7,249	3,222	(4,027)
Accounts payable, other	149,542	151,623	2,080
Accrued expenses	4,792	5,002	210
Accrued taxes on income	3,358	6,968	3,609
Advances received	3,817	3,790	(27)
Deposits received	27,754	14,150	(13,603)
Unearned revenues	160	150	(10)
Allowance for losses on construction	770	13	(756)
Asset retirement obligations	45	—	(45)
Other current liabilities	728	1,363	635
Total current liabilities	291,920	269,307	(22,612)

TOTAL LIABILITIES	499,079	573,360	74,281

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus
Reserve for reduction entry	6,517	7,228	710
Accumulated earned surplus	481,672	510,207	28,534
Total earned surplus	488,190	517,436	29,245
Total shareholders’ equity	831,569	860,815	29,245
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	98,314	61,723	(36,590)
Total unrealized gains (losses), translation adjustments, and others	98,314	61,723	(36,590)

TOTAL NET ASSETS	929,884	922,538	(7,345)

TOTAL LIABILITIES AND NET ASSETS	1,428,963	1,495,899	66,935

IV. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Telecommunications businesses:
Operating revenues	699,158	691,290	(7,868)
Operating expenses
Business expenses	167,737	156,429	(11,308)
Maintenance expenses	78,352	74,197	(4,155)
Overhead expenses	11,549	11,373	(175)
Administration	69,111	66,380	(2,731)
Experiment and research	12,490	11,665	(825)
Depreciation and amortization	89,190	89,545	355
Retirement of fixed assets	4,232	5,195	962
Access charges	174,092	187,152	13,060
Miscellaneous taxes	10,437	11,153	716
Total operating expenses	617,194	613,093	(4,100)
Operating income from telecommunications businesses	81,964	78,196	(3,767)

Supplementary businesses:
Operating revenues	210,807	227,018	16,211
Operating expenses	199,636	214,072	14,435
Operating income from supplementary businesses	11,170	12,946	1,775
Operating income	93,135	91,143	(1,992)

Non-operating revenues:
Interest income	221	272	50
Interest on securities	0	0	(0)
Dividends received	16,972	12,486	(4,485)
Lease and rental income	11,989	11,581	(407)
Miscellaneous income	994	2,822	1,828
Total non-operating revenues	30,178	27,163	(3,014)

Non-operating expenses:
Interest expenses	1,591	1,514	(76)
Lease and rental expenses	5,933	5,551	(382)
Miscellaneous expenses	895	1,034	139
Total non-operating expenses	8,420	8,100	(319)
Recurring profit	114,893	110,206	(4,687)

Special losses:
Write-off of investments in affiliated companies	7,853	5,847	(2,006)
Total special losses	7,853	5,847	(2,006)
Income before income taxes	107,040	104,359	(2,681)
Corporation, inhabitant, and enterprise taxes	27,687	29,003	1,316
Deferred tax expenses (benefits)	2,054	3,042	988
Net income	77,299	72,312	(4,986)

V. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2015	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus			Total unrealized gains (losses), translation adjustments, and others
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2014	211,763	131,615	131,615	8,344	4,102	434,116	446,563	789,942	74,404	74,404	864,347

Cumulative effect of changes in accounting policies						1,828	1,828	1,828			1,828
Current balance reflecting changes in accounting policies	211,763	131,615	131,615	8,344	4,102	435,944	448,391	791,771	74,404	74,404	866,175
Net change during the annual period
Cash dividends						(37,500)	(37,500)	(37,500)			(37,500)
Net income						77,299	77,299	77,299			77,299
Return of reserve for special account for property replacement				(8,344)		8,344	—	—			—
Provision of reserve for reduction entry					2,433	(2,433)	—	—			—
Return of reserve for reduction entry					(19)	19	—	—			—
Others, net									23,909	23,909	23,909

Total net change during the annual period	—	—	—	(8,344)	2,414	45,727	39,798	39,798	23,909	23,909	63,708

March 31, 2015	211,763	131,615	131,615	—	6,517	481,672	488,190	831,569	98,314	98,314	929,884

Year ended March 31, 2016	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus			Total unrealized gains (losses), translation adjustments, and others
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2015	211,763	131,615	131,615	—	6,517	481,672	488,190	831,569	98,314	98,314	929,884

Net change during the annual period
Cash dividends						(43,067)	(43,067)	(43,067)			(43,067)
Net income						72,312	72,312	72,312			72,312
Provision of reserve for reduction entry					727	(727)	—	—			—
Return of reserve for reduction entry					(17)	17	—	—			—
Others, net									(36,590)	(36,590)	(36,590)

Total net change during the annual period	—	—	—	—	710	28,534	29,245	29,245	(36,590)	(36,590)	(7,345)

March 31, 2016	211,763	131,615	131,615	—	7,228	510,207	517,436	860,815	61,723	61,723	922,538

VI. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)	Percent Increase (Decrease)
Cloud Computing Platforms	64,986	70,029	5,043	7.8
Data Networks	370,831	369,871	(959)	(0.3)
Voice Communications	269,916	260,329	(9,587)	(3.6)
Applications & Content	38,476	38,729	252	0.7
Solution Services	149,832	162,352	12,520	8.4
Others	15,922	16,997	1,074	6.7

Total operating revenues	909,966	918,309	8,342	0.9

VII. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	107,040	104,359	(2,681)
Depreciation and amortization	104,488	106,837	2,349
Loss on disposal of property, plant and equipment	2,770	4,075	1,305
Gains on sales of fixed assets	(48)	(3)	44
Increase (decrease) in allowance for doubtful accounts	(458)	(117)	340
Increase (decrease) in liability for employees’ retirement benefits	(1,251)	1,140	2,391
Write-off of investments in affiliated companies	7,853	5,847	(2,006)
(Increase) decrease in accounts receivable	(10,770)	(3,413)	7,356
(Increase) decrease in inventories	(1,260)	(3,015)	(1,754)
Increase (decrease) in accounts payable and accrued expenses	2,616	432	(2,183)
Increase (decrease) in accrued consumption tax	4,014	(4,850)	(8,865)
Other	(14,309)	(23,183)	(8,873)

Sub-total	200,685	188,108	(12,577)
Interest and dividends received	17,195	12,752	(4,442)
Interest paid	(1,592)	(1,418)	173
Income taxes received (paid)	(46,096)	(22,436)	23,659

Net cash provided by (used in) operating activities	170,191	177,004	6,813

Cash flows from investing activities:
Payments for property, plant and equipment	(119,652)	(124,453)	(4,800)
Proceeds from sale of property, plant and equipment	118	18	(100)
Payments for purchase of investment securities	(22,668)	(105,792)	(83,123)
Proceeds from sale of investment securities	532	152	(379)
Payments for long-term loans	—	(5,852)	(5,852)
Other	(26)	(1,720)	(1,693)

Net cash provided by (used in) investing activities	(141,697)	(237,648)	(95,950)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	149,857	149,857
Payments for settlement of long-term debt	(3,360)	(53,360)	(50,000)
Net increase (decrease) in short-term borrowings	2,518	(2,647)	(5,165)
Payments for settlement of lease obligations	(4,070)	(7,470)	(3,400)
Dividends paid	(37,500)	(36,001)	1,499

Net cash provided by (used in) financing activities	(42,413)	50,378	92,791
Effect of exchange rate changes on cash and cash equivalents	3,389	(2,147)	(5,536)
Net increase (decrease) in cash and cash equivalents	(10,530)	(12,412)	(1,881)
Cash and cash equivalents at beginning of year	54,573	44,042	(10,530)

Cash and cash equivalents at end of year	44,042	31,630	(12,412)

VIII. Changes in NTT Communications Directors (Subject to Shareholders’ Approval)

1.	Candidates scheduled to take office as Directors

Hidemune Sugahara	Head of Applications and Content
Tetsutaro Nakamura	Head of Finance
Takanobu Maeda	President & CEO, NTT Com Asia Limited

2.	Candidate scheduled to take office as Statutory Auditor

Satoshi Shinoda	Executive Vice President, NTT URBAN DEVELOPMENT CORPORATION

3.	Directors scheduled to resign

Kazuhiko Aramoto	Executive Vice President

(scheduled to transfer to NTT Com Engineering Corporation)

Akihiko Higashi	Senior Vice President

(scheduled to transfer to NTT LOGISCO Inc.)

Motoo Tanaka	Senior Vice President

(scheduled to transfer to NTT PC Communications Incorporated)

4.	Statutory Auditor scheduled to resign

Akio Oshima	Statutory Auditor

5.	Candidates scheduled to take office as Representative Directors

i.	Candidate scheduled to be re-elected as President and CEO

	Tetsuya Shoji	President and CEO

ii.	Candidates scheduled to be re-elected as Senior Executive Vice Presidents

	Tetsuya Funabashi	Senior Executive Vice President

	Katsumi Nakata	Senior Executive Vice President

iii.	Candidates scheduled to be re-elected as Executive Vice Presidents

	Toru Maruoka	Executive Vice President

	Eiichi Tanaka	Executive Vice President

6.	New Executive Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Executive Vice President In charge of technology In charge of operations In charge of information security In charge of corporate	Tetsuya Funabashi	Senior Executive Vice President In charge of technology In charge of operations In charge of information security In charge of corporate

Senior Executive Vice President In charge of sales In charge of global business	Katsumi Nakata	Senior Executive Vice President In charge of sales In charge of global business Head of Global Business

Executive Vice President Head of Voice and Video	Toru Maruoka	Executive Vice President Head of Voice and Video

Executive Vice President In charge of CSR	Eiichi Tanaka	Executive Vice President In charge of CSR

Senior Vice President President and CEO of NTT America, Inc.	Kazuhiro Gomi	Senior Vice President President and CEO of NTT America, Inc.

Senior Vice President Head of Fourth Sales Division	Denji Sakurai	Senior Vice President Head of Fourth Sales Division

Senior Vice President Head of Network Services	Takashi Ooi	Senior Vice President Head of Network Services

Senior Vice President Head of Cloud Services	Masaaki Moribayashi	Senior Vice President Managing Director of NTT Europe Ltd.

Senior Vice President Head of Third Sales Division	Ken Kusunoki	Senior Vice President Head of Third Sales Division

Senior Vice President Head of Customer Services	Hiroatsu Matsumoto	Senior Vice President Head of Customer Services

Senior Vice President Head of Second Sales Division	Hidemune Sugahara	Head of Applications and Content

Senior Vice President Head of West Japan Sales Division	Tetsutaro Nakamura	Head of Finance

Senior Vice President Head of Global Business	Takanobu Maeda	President & CEO, NTT Com Asia Limited

Senior Vice President NTT Communications Corporate Advisor	Akira Arima	Senior Vice President NTT Communications Corporate Advisor

Senior Vice President	Masanori Ozawa	Senior Vice President

(Notes)

*	Among the Directors scheduled to resign from office, Kazuhiko Aramoto will resign on June 14, 2016, Motoo Tanaka will resign on June 15, 2016, and Akihiko Higashi will resign at the close of the 17th Annual General Shareholders’ Meeting (to be held on June 17, 2016).

*	The Statutory Auditor scheduled to resign from office will resign on June 21, 2016.

*	The new candidate for Statutory Auditor, Satoshi Shinoda, is a candidate for Outside Statutory Auditor.

*	The new candidate for Statutory Auditor is scheduled to take office on June 22, 2016.

May 13, 2016

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Annual Results for the Fiscal Year Ended March 31, 2016

Contents

pages
1.	Financial Results Summary (Consolidated)	1~2

2.	Financial Results (Business Segments)	3

3.	Financial Results (Holding Company and Subsidiaries)	4~6

4.	Operating Data	7~9

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Financial Results Summary (Consolidated Financial Results, EBITDA and EBITDA Margin and Interest-Bearing Liabilities)

	(Billions of yen)
	A Year Ended March 31, 2015	B Year Ended March 31, 2016		C Year Ending March 31, 2017 (Forecast)
			Change		Change
			B-A		C-B
Consolidated (US GAAP)
Operating Revenues	11,095.3	11,541.0	445.7	11,450.0	(91.0)
Fixed Voice Related Services	1,441.4	1,330.0	(111.4)	—	—
Mobile Voice Related Services	872.1	837.8	(34.2)	—	—
IP/Packet Communications Services	3,672.2	3,757.8	85.7	—	—
Sales of Telecommunications Equipment	997.0	953.0	(44.0)	—	—
System Integration	2,691.8	3,063.5	371.7	—	—
Other	1,421.0	1,598.8	177.9	—	—
Operating Expenses	10,010.8	10,192.8	182.1	10,020.0	(172.8)
Cost of Services (excluding items shown separately below)	2,434.9	2,458.1	23.2	—	—
Cost of Equipment Sold (excluding items shown separately below)	948.9	970.5	21.6	—	—
Cost of System Integration (excluding items shown separately below)	1,900.3	2,197.5	297.2	—	—
Depreciation and Amortization	1,828.0	1,766.3	(61.7)	—	—
Impairment Loss	38.7	19.8	(18.9)	—	—
Selling, General and Administrative Expenses	2,856.5	2,767.8	(88.7)	—	—
Goodwill and other intangible assets impairments	3.5	12.9	9.4	—	—
Operating Income	1,084.6	1,348.1	263.6	1,430.0	81.9
Income Before Income Taxes	1,066.6	1,329.3	262.6	1,410.0	80.7
Net Income Attributable to NTT	518.1	737.7	219.7	750.0	12.3
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	2,280.2	2,299.7	19.5	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	5,451.6	5,675.9	224.3	—	—
Loss on Disposal of Property, Plant and Equipment	182.5	191.7	9.2	—	—
Other Expenses	226.2	226.6	0.4	—	—
Total	8,140.6	8,393.8	253.3	—	—
EBITDA and EBITDA Margin with Reconciliation
EBITDA (a+b)	3,017.3	3,221.9	204.7	3,068.0	(153.9)
a Operating Income	1,084.6	1,348.1	263.6	1,430.0	81.9
b Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,932.7	1,873.8	(58.9)	1,638.0	(235.8)
EBITDA Margin [(c/d)X100]	27.2%	27.9%	0.7points	26.8%	(1.1)points
c EBITDA (a+b)	3,017.3	3,221.9	204.7	3,068.0	(153.9)
d Operating Revenues	11,095.3	11,541.0	445.7	11,450.0	(91.0)

Interest-Bearing Liabilities	As of March 31, 2015	As of March 31, 2016	As of March 31, 2017 (Forecast)
Interest-Bearing Liabilities	4,406.7	4,163.3	4,300.0

1.	Financial Results Summary (Capital Investment)

Capital Investment	(Billions of yen)
	A Year Ended March 31, 2015	B Year Ended March 31, 2016		C Year Ending March 31, 2017 (Forecast)
			Change		Change
			B-A		C-B
Capital Investment(1)(2)	1,817.5	1,687.2	(130.3)	1,720.0	32.8
Regional communications business	666.2	622.1	(44.0)	589.0	(33.1)
Long distance and international communications business	198.1	227.6	29.5	239.0	11.4
Mobile communications business	661.8	595.2	(66.5)	585.0	(10.2)
Data communications business	140.9	134.0	(6.9)	150.0	16.0
Other business	150.6	108.3	(42.3)	157.0	48.7
(Ref.) Core Group Companies
NTT (Holding Company)	17.0	18.7	1.6	18.0	(0.7)
R&D Facilities	14.4	16.5	2.0	14.0	(2.5)
Joint Facilities	2.5	2.1	(0.4)	4.0	1.9
NTT East(3)	312.1	294.0	(18.1)	270.0	(24.0)
Service Expansion and Improvement	289.3	261.0	(28.3)	251.0	(10.0)
Voice Transmission	150.4	147.6	(2.7)	139.0	(8.6)
Data Transmission	27.7	22.1	(5.6)	18.0	(4.1)
Leased Circuit	111.1	91.1	(19.9)	93.0	1.9
Telegraph	0.0	0.0	0.0	1.0	1.0
R&D Facilities	1.7	2.5	0.7	2.0	(0.5)
Joint Facilities	20.9	30.3	9.4	17.0	(13.3)
NTT West(3)	314.5	289.4	(25.1)	275.0	(14.4)
Service Expansion and Improvement	298.0	272.2	(25.7)	259.0	(13.2)
Voice Transmission	152.6	154.3	1.6	150.0	(4.3)
Data Transmission	17.6	21.5	3.9	28.0	6.5
Leased Circuit	127.6	96.2	(31.3)	80.0	(16.2)
Telegraph	0.0	0.0	0.0	1.0	1.0
R&D Facilities	1.8	1.9	0.0	2.0	0.1
Joint Facilities	14.6	15.2	0.5	14.0	(1.2)
NTT Communications	121.4	130.8	9.4	129.0	(1.8)
Cloud Computing Platforms	33.1	34.2	1.1	33.0	(1.2)
Data Networks	19.0	16.8	(2.2)	22.3	5.5
Voice Communications	10.0	11.0	1.0	11.7	0.7
Applications & Content	4.2	1.9	(2.2)	2.1	0.2
Solution Services	6.8	9.1	2.3	7.9	(1.2)
Infrastructure and Joint Facilities, etc.	48.0	57.4	9.4	51.7	(5.7)
NTT DOCOMO (Consolidated)	661.8	595.2	(66.5)	585.0	(10.2)
NTT DATA (Consolidated)	140.9	134.0	(6.8)	150.0	15.9
(Ref.) Optical Access Network Investment
NTT East	109.0	90.0	(19.0)	Approx. 90.0	0.0
(Ref.) coverage rate (%)(4)	95%	95%		95%
NTT West	115.0	87.0	(28.0)	Approx. 75.0	(12.0)
(Ref.) coverage rate (%)(4)	93%	93%		93%

Notes :	(1)	NTT Consolidated Capital Investment figures, excluding investments related to real estate and solar power generation operations, for “A. Year Ended March 31, 2015,” “B. Year Ended March 31, 2016” and “C. Year Ending March 31, 2017 (Forecast)” are 1,702.9 billion yen, 1,605.2 billion yen and 1,610.0 billion yen, respectively.

	(2)	Capital Investment figures for domestic access network businesses for “A. Year Ended March 31, 2015,” “B. Year Ended March 31, 2016” and “C. Year Ending March 31, 2017 (Forecast)” are 1,398.0 billion yen, 1,302.3 billion yen and 1,253.0 billion yen, respectively.

	(3)	Figures for NTT East and NTT West include figures for Optical Access Network Investment.

	(4)	The coverage rates for NTT East and NTT West represent the percentage of wiring points (feeder points) that were shifted to fiber-optics.

2.	Financial Results (Business Segments)

	(Billions of yen)
	A Year Ended March 31, 2015	B Year Ended March 31, 2016		C Year Ending March 31, 2017 (Forecast)
			Change		Change
			B-A		C-B
Business segments(1)
Regional communications business
Operating Revenues	3,505.5	3,407.9	(97.7)	3,270.0	(137.9)
Operating Expenses	3,336.7	3,142.9	(193.8)	2,980.0	(162.9)
Operating Income	168.9	265.0	96.1	290.0	25.0
Long distance and international communications business
Operating Revenues	1,998.6	2,250.9	252.3	2,220.0	(30.9)
Operating Expenses	1,885.1	2,154.2	269.2	2,110.0	(44.2)
Operating Income	113.6	96.7	(16.9)	110.0	13.3
Mobile communications business
Operating Revenues	4,383.4	4,527.1	143.7	4,620.0	92.9
Operating Expenses	3,747.6	3,738.8	(8.9)	3,715.0	(23.8)
Operating Income	635.8	788.4	152.6	905.0	116.6
Data communications business
Operating Revenues	1,511.0	1,616.8	105.8	1,630.0	13.2
Operating Expenses	1,424.7	1,504.1	79.4	1,510.0	5.9
Operating Income	86.4	112.7	26.4	120.0	7.3
Other business
Operating Revenues	1,272.2	1,294.5	22.2	1,320.0	25.5
Operating Expenses	1,204.8	1,220.4	15.7	1,255.0	34.6
Operating Income	67.5	74.0	6.6	65.0	(9.0)

Note:	(1)	Figures for each segment include inter-segment transactions.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Year Ended March 31, 2015	B Year Ended March 31, 2016		C Year Ending March 31, 2017 (Forecast)
			Change		Change
			B-A		C-B
NTT (Holding Company) (JPN GAAP)
Operating Revenues	411.8	521.7	109.9	473.0	(48.7)
Operating Expenses	137.8	137.6	(0.1)	134.0	(3.6)
Operating Income	273.9	384.0	110.1	339.0	(45.0)
Non-Operating Revenues	33.9	30.0	(3.9)	25.0	(5.0)
Non-Operating Expenses	35.5	32.6	(2.9)	29.0	(3.6)
Recurring Profit	272.3	381.4	109.0	335.0	(46.4)
Net Income	556.5	666.6	110.1	336.0	(330.6)
NTT East (JPN GAAP)
Operating Revenues	1,765.4	1,722.3	(43.1)	1,650.0	(72.3)
Voice Transmission Services (excluding IP)(1)	468.5	427.8	(40.7)	393.0	(34.8)
IP Services	844.4	855.4	10.9	836.0	(19.4)
Leased Circuit (excluding IP)	111.9	103.7	(8.2)	97.0	(6.7)
Other	200.0	198.5	(1.4)	324.0	(11.2)
Supplementary Business	140.3	136.7	(3.6)
Operating Expenses	1,655.5	1,560.4	(95.1)	1,485.0	(75.4)
Personnel	98.2	96.8	(1.3)	95.0	(1.8)
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,073.9	992.8	(81.1)	971.0	(21.8)
Depreciation and Amortization	362.5	342.6	(19.8)	295.0	(47.6)
Loss on Disposal of Property, Plant and Equipment	47.0	54.7	7.6	51.0	(3.7)
Taxes and Public Dues	73.7	73.3	(0.3)	73.0	(0.3)
Operating Income	109.8	161.8	51.9	165.0	3.1
Non-Operating Revenues	23.7	17.5	(6.1)	5.0	(12.5)
Non-Operating Expenses	11.5	5.9	(5.6)	5.0	(0.9)
Recurring Profit	122.0	173.4	51.3	165.0	(8.4)
Net Income	69.5	118.7	49.2	114.0	(4.7)
NTT West (JPN GAAP)
Operating Revenues	1,574.2	1,528.0	(46.1)	1,477.0	(51.0)
Voice Transmission Services (excluding IP)(1)	472.5	428.6	(43.9)	394.0	(34.6)
IP Services	686.1	702.7	16.5	695.0	(7.7)
Leased Circuit (excluding IP)	103.0	93.3	(9.6)	84.0	(9.3)
Other	153.5	147.8	(5.6)	304.0	0.7
Supplementary Business	158.8	155.4	(3.4)
Operating Expenses	1,538.5	1,453.9	(84.5)	1,402.0	(51.9)
Personnel	96.3	90.0	(6.2)	81.0	(9.0)
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	999.2	924.5	(74.6)	904.0	(20.5)
Depreciation and Amortization	327.6	317.0	(10.5)	293.0	(24.0)
Loss on Disposal of Property, Plant and Equipment	48.6	56.2	7.6	57.0	0.7
Taxes and Public Dues	66.7	66.0	(0.7)	67.0	0.9
Operating Income	35.6	74.0	38.3	75.0	0.9
Non-Operating Revenues	6.0	5.7	(0.2)	6.0	0.2
Non-Operating Expenses	12.8	12.7	(0.1)	11.0	(1.7)
Recurring Profit	28.8	67.1	38.3	70.0	2.8
Net Income	13.9	72.4	58.5	50.0	(22.4)

Note:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended March 31, 2016 include monthly charges, call charges and interconnection charges of 321.1 billion yen, 30.3 billion yen and 51.1 billion yen for NTT East, and 319.6 billion yen, 28.2 billion yen and 55.8 billion yen for NTT West, respectively.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Year Ended March 31, 2015	B Year Ended March 31, 2016		C Year Ending March 31, 2017 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues(1)	909.9	918.3	8.3	910.0	(8.3)
Cloud Computing Platforms	64.9	70.0	5.0	88.0	17.9
Data Networks	370.8	369.8	(0.9)	375.0	5.1
Voice Communications	269.9	260.3	(9.5)	243.0	(17.3)
Applications & Content	38.4	38.7	0.2	38.0	(0.7)
Solution Services	149.8	162.3	12.5	151.0	(11.3)
Others	15.9	16.9	1.0	15.0	(1.9)
Operating Expenses	816.8	827.1	10.3	822.0	(5.1)
Personnel	78.7	77.2	(1.4)	79.0	1.7
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	426.9	417.1	(9.8)	618.0	(9.0)
Communication Network Charges	193.0	209.9	16.9
Depreciation and Amortization	102.0	104.4	2.4	105.0	0.5
Loss on Disposal of Property, Plant and Equipment	4.5	5.6	1.0	8.0	2.3
Taxes and Public Dues	11.5	12.7	1.1	12.0	(0.7)
Operating Income	93.1	91.1	(1.9)	88.0	(3.1)
Non-Operating Revenues	30.1	27.1	(3.0)	22.0	(5.1)
Non-Operating Expenses	8.4	8.1	(0.3)	8.0	(0.1)
Recurring Profit	114.8	110.2	(4.6)	102.0	(8.2)
Net Income	77.2	72.3	(4.9)	72.0	(0.3)
Dimension Data (IFRS)(2)(3)
Operating Revenues	734.4	921.9	187.6	890.0	(31.9)
Operating Expenses	725.9	921.6	195.7	886.0	(35.6)
Operating Income(4)	8.4	0.3	(8.1)	4.0	3.7
Net Income Attributable to Dimension Data	3.6	(7.7)	(11.3)	—	—

Notes:	(1)	The following are the main services included in each line item:

		—	Cloud Computing Platforms: “Data center services” and “Private Cloud (Enterprise Cloud, etc.)”
		—	Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”
		—	Voice Communications: “Telephone services” and “VoIP services (050 plus, etc.)”
		—	Applications & Content: “Application services (Mail services, etc.)”
		—	Solution Services: “System integration services”

(2)	Because Dimension Data’s statements of income from January 1 to December 31, 2015 are consolidated into NTT’s consolidated statements of income from April 1, 2015 to March 31, 2016, Dimension Data’s financial results for the twelve months ended December 31, 2015 are included under “B. Year Ended March 31, 2016” and Dimension Data’s forecast for the twelve months ending December 31, 2016 is included under “C. Year Ending March 31, 2017
(Forecast).”

	(3)	The conversion rate used for Dimension Data figures for the fiscal year ended March 31, 2016 is USD1.00 = JPY121.10.

	(4)	Operating Income for the fiscal year ended March 31, 2016 under US GAAP was (11.2) billion yen.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Year Ended March 31, 2015	B Year Ended March 31, 2016		C Year Ending March 31, 2017 (Forecast)
			Change		Change
			B-A		C-B
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	4,383.4	4,527.1	143.7	4,620.0	92.9
Telecommunications Services	2,747.2	2,815.5	68.4	2,974.0	158.5
Mobile Communications Services	2,736.6	2,767.6	30.9	2,844.0	76.4
Voice Revenues	883.8	849.4	(34.4)	868.0	18.6
Packet Communications Revenues	1,852.8	1,918.2	65.3	1,976.0	57.8
Optical-fiber Broadband Services and Other Telecommunications Services	10.5	47.9	37.4	130.0	82.1
Equipment Sales	904.1	860.5	(43.6)	745.0	(115.5)
Other Operating Revenues(1)	732.2	851.1	118.9	901.0	49.9
Operating Expenses	3,744.3	3,744.1	(0.3)	3,710.0	(34.1)
Personnel	286.5	286.2	(0.3)	293.0	6.8
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	2,418.1	2,435.9	17.8	2,497.0	61.1
Depreciation and Amortization	659.8	625.9	(33.9)	448.0	(177.9)
Impairment loss	30.2	9.1	(21.1)	—	(9.1)
Loss on Disposal of Property, Plant and Equipment	69.5	68.8	(0.7)	81.0	12.2
Communication Network Charges	240.3	276.9	36.6	351.0	74.1
Taxes and Public Dues	40.1	41.3	1.2	40.0	(1.3)
Operating Income	639.1	783.0	144.0	910.0	127.0
Non-Operating Income (Loss)	4.8	(5.0)	(9.8)	4.0	9.0
Income Before Income Taxes	643.9	778.0	134.1	914.0	136.0
Net Income Attributable to NTT DOCOMO	410.1	548.4	138.3	640.0	91.6
NTT DATA Consolidated (JPN GAAP)
Net sales(2)	1,511.8	1,614.8	103.0	1,650.0	35.1
Public & Social Infrastructure	408.7	420.8	12.0	426.0	5.1
Financial	496.2	523.6	27.4	520.0	(3.6)
Enterprise & Solutions	366.1	391.8	25.6	406.0	14.1
Global	464.5	519.6	55.0	549.0	29.3
Elimination or Corporate	(223.8)	(241.0)	(17.1)	(251.0)	(9.9)
Cost of Sales	1,147.3	1,216.7	69.4	1,236.0	19.2
Gross Profit	364.5	398.1	33.5	414.0	15.8
Selling, General and Administrative Expenses	280.4	297.2	16.7	309.0	11.7
Operating Income	84.0	100.8	16.8	105.0	4.1
Non-Operating Income (Loss)	(6.1)	(2.7)	3.3	(6.0)	(3.2)
Ordinary income	77.9	98.1	20.2	99.0	0.8
Net Income Attributable to Owners of Parent	32.1	63.3	31.2	58.0	(5.3)

Notes:	(1)	With the introduction of “Optical-fiber broadband services and other telecommunications services” in the fiscal year ended March 31, 2015, Telecommunications Services revenues previously included in “Other Operating Revenues” under “A. Year Ended March 31, 2015” have been retroactively reclassified as “Optical-fiber broadband services and other telecommunications services revenues.”

	(2)	Pursuant to organizational reforms implemented on July 1, 2015, NTT DATA restructured its disclosure segments starting from the second quarter of the fiscal year ending March 31, 2016. The numerical values provided reflect the changes made to the segments.

4.	Operating Data

Number of Subscribers

	(in thousands except for Public Telephones)
	A As of March 31, 2015	B As of March 31, 2016		C As of March 31, 2017 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Lines(1)	21,286	19,943	(1,343)	18,833	(1,110)
NTT East	10,492	9,875	(618)	9,445	(430)
NTT West	10,794	10,068	(726)	9,388	(680)
INS-Net(2)	3,058	2,776	(282)	2,531	(245)
NTT East	1,559	1,414	(144)	1,294	(120)
NTT West	1,499	1,361	(137)	1,236	(125)
Telephone Subscriber Lines + INS-Net	24,344	22,718	(1,625)	21,363	(1,355)
NTT East	12,051	11,289	(762)	10,739	(550)
NTT West	12,293	11,429	(863)	10,624	(805)
Public Telephones	183,655	171,179	(12,476)	162,589	(8,590)
NTT East	87,785	78,199	(9,586)	71,199	(7,000)
NTT West	95,870	92,980	(2,890)	91,390	(1,590)
FLET’S ISDN	95	85	(10)	79	(6)
NTT East	42	37	(5)	36	(1)
NTT West	53	48	(5)	43	(5)
FLET’S ADSL	1,219	1,053	(167)	896	(157)
NTT East	550	475	(75)	415	(60)
NTT West	669	577	(92)	480	(97)
FLET’S Hikari (including Hikari Collaboration Model)(3)(4)(5)	18,716	19,259	543	19,859	600
NTT East	10,403	10,666	264	10,966	300
NTT West	8,313	8,593	280	8,893	300
(incl.) Hikari Collaboration Model	270	4,691	4,421	8,241	3,550
NTT East	190	3,077	2,886	5,127	2,050
NTT West	80	1,615	1,534	3,115	1,500
Hikari Denwa(6)	17,108	17,374	267	17,474	100
NTT East	9,032	9,123	91	9,223	100
NTT West	8,076	8,252	176	8,252	—
Conventional Leased Circuit Services	241	232	(8)	224	(8)
NTT East	117	113	(4)	109	(4)
NTT West	124	120	(4)	116	(4)
High Speed Digital Services	127	115	(12)	99	(16)
NTT East	66	59	(7)	54	(5)
NTT West	62	56	(5)	45	(11)
NTT Group Major ISPs(7)	11,586	11,411	(175)	10,951	(460)
(incl.) OCN	8,282	8,046	(236)	7,544	(501)
(incl.) Plala	2,960	3,005	45	3,030	25
Hikari TV	3,014	3,052	38	3,060	8
FLET’S TV Transmission Services(6)	1,345	1,432	87	1,456	24
NTT East	877	910	33	920	10
NTT West	468	522	54	536	14
Mobile(8)	66,595	70,964	4,368	75,300	4,336
(incl.) New Billing Plan	17,827	29,704	11,877	—	—
LTE (“Xi”)	30,744	38,679	7,934	44,600	5,921
FOMA(9)	35,851	32,285	(3,566)	30,700	(1,585)
sp-mode	28,160	32,463	4,303	35,100	2,637
i-mode	22,338	18,770	(3,569)	16,500	(2,270)

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).

	(3)	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(4)	The comparative results for the year ended March 31, 2016 compared to the year ended March 31, 2015 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 1,415 thousand lines and 1,203 thousand lines, respectively, for a total of 2,619 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 626 thousand lines and 354 thousand lines, respectively, for a total of 980 thousand lines; and the numbers of switchover lines for NTT East and NTT West were 2,371 thousand lines and 1,230 thousand lines, respectively, for a total of 3,601 thousand lines.

	(5)	The comparative forecast “As of March 31, 2017” for the year ending March 31, 2016 compared to the results for the year ended March 31, 2015 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West are expected to be 1,450 thousand lines and 1,150 thousand lines, respectively, for a total of 2,600 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West are expected to be 900 thousand lines and 650 thousand lines, respectively, for a total of 1,550 thousand lines; and the numbers of switchover lines for NTT East and NTT West are expected to be 1,500 thousand lines and 1,000 thousand lines, respectively, for a total of 2,500 thousand lines.

	(6)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

	(7)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(8)	Number of Mobile (including “LTE (‘Xi’)” and “FOMA”) service subscribers includes communication module service subscribers.

	(9)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of FOMA service subscribers and, as a result, are also included in the number of Mobile service subscribers.

4.	Operating Data

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (telephone subscriber lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE(“Xi”) mobile phone services, FOMA mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

					(Yen)
	Three Months Ended June 30, 2015 (From April to June, 2015)	Three Months Ended September 30, 2015 (From July to September, 2015)	Three Months Ended December 31, 2015 (From October to December, 2015)	Three Months Ended March 31, 2016 (From January to March, 2016)	Year Ended March 31, 2015	Year Ended March 31, 2016	Year Ending March 31, 2017 (Forecast)
NTT East(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,660	2,660	2,660	2,630	2,700	2,650	2,600
FLET’S Hikari ARPU(6)	5,590	5,550	5,510	5,380	5,490	5,510	5,270
Basic Monthly Charge	3,860	3,850	3,830	3,750	3,730	3,830	3,700
Optional Services	1,730	1,700	1,680	1,630	1,760	1,680	1,570
NTT West(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,620	2,610	2,610	2,590	2,650	2,610	2,570
FLET’S Hikari ARPU(6)	5,550	5,490	5,450	5,400	5,680	5,470	5,250
Basic Monthly Charge	3,770	3,730	3,700	3,670	3,880	3,720	3,580
Optional Services	1,780	1,760	1,750	1,730	1,800	1,750	1,670
NTT DOCOMO(7)(8)(9)
Aggregate ARPU	4,010	4,190	4,230	4,260	4,100	4,170	4,390
Voice ARPU (LTE(“Xi”)+FOMA)	1,120	1,240	1,240	1,230	1,280	1,210	1,240
Data ARPU	2,890	2,950	2,990	3,030	2,820	2,960	3,150
Packet ARPU (LTE(“Xi”)+FOMA)	2,870	2,910	2,930	2,940	2,820	2,910	2,980
“docomo Hikari” ARPU	20	40	60	90	0	50	170

Notes:	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

		—	“FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.

	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

		—	Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter
		—	FY Results: Sum of number of active subscribers* for each month from April to March
		—	FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2016 + number of expected subscribers at March 31, 2017)/2)x12

* active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line services (Telephone Subscriber Lines + INS-NET Subscriber Lines).

	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO.

		•	Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

		—	Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
		—	Packet ARPU: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
		—	“docomo Hikari” ARPU: A part of Other Operating Revenues (basic monthly charges, voice communication charges) / No. of active users

	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.

		—	Quarterly Results: Sum of number of active users* for each month in the relevant quarter
		—	FY Results/FY Forecast: Sum of number of active users*/expected number of active users* for each month from April to March

* active users = (number of users at end of previous month + number of users at end of current month)/2

	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

		a.	Subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

		b.	Data Plan subscriptions which the customer contracting for such subscription in his/her name also has a subscription for “Xi” services in his/her name.

Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculations.

(Ref.) NTT DOCOMO Conventional ARPU

	(Yen)
	Three Months Ended June 30, 2015 (From April to June, 2015)	Three Months Ended September 30, 2015 (From July to September, 2015)	Three Months Ended December 31, 2015 (From October to December, 2015)	Three Months Ended March 31, 2016 (From January to March, 2016)	Year Ended March 31, 2015	Year Ended March 31, 2016	Year Ending March 31, 2017 (Forecast)
Mobile Aggregate ARPU(10)(11)(12)	4,290	4,450	4,490	4,460	4,370	4,420	—
Voice ARPU (LTE(“Xi”)+FOMA)	1,020	1,130	1,120	1,100	1,180	1,090	—
Packet ARPU (LTE(“Xi”)+FOMA)	2,610	2,630	2,630	2,620	2,600	2,620	—
Smart ARPU (LTE(“Xi”)+FOMA)	660	690	740	740	590	710	—

(10)	The following is the formula we use to compute Conventional ARPU for NTT DOCOMO.

	•	Mobile Aggregate ARPU (“LTE(‘Xi’)”+“FOMA”) = Voice ARPU (“LTE(‘Xi’)”+“FOMA”) + Packet ARPU (“LTE(‘Xi’)”+“FOMA”) + Smart ARPU (“LTE(‘Xi’)”+“FOMA”).

	—	NTT DOCOMO’s Voice ARPU (“LTE(‘Xi’)”+”FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “LTE(‘Xi’)”+”FOMA” services, our Packet ARPU (“LTE(‘Xi’)”+”FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “LTE(‘Xi’)”+”FOMA” services, and our Smart ARPU (“LTE(‘Xi’)”+”FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “LTE(‘Xi’)”+”FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

(11)	Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business
Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in Conventional ARPU calculation.

(12)	Numbers of active subscribers* used in the Conventional ARPU calculation of NTT DOCOMO are as below.

	—	Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter
	—	FY Results: Sum of number of active subscribers*/expected number of active subscribers* for each month from April to March

* active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

4.	Operating Data

Number of Employees

	(Persons)
	A As of March 31, 2015	B As of March 31, 2016		C As of March 31, 2017 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	241,600	241,450	(150)	245,950	4,500
Regional communications business	71,200	66,200	(5,000)	62,300	(3,900)
Long distance and international communications business	42,250	43,750	1,500	47,000	3,250
Mobile communications business	25,700	26,150	450	27,050	900
Data communications business	76,650	80,550	3,900	84,950	4,400
Other business	25,800	24,800	(1,000)	24,650	(150)
Core Group Companies
NTT (Holding Company)	2,850	2,750	(100)	2,750	0
NTT East	5,000	4,800	(200)	4,700	(100)
NTT West	4,650	4,450	(200)	4,400	(50)
NTT Communications	6,500	6,450	(50)	6,450	0
NTT DOCOMO (Consolidated)	25,700	26,150	450	27,050	900
NTT DATA (Consolidated)	76,650	80,550	3,900	84,950	4,400